As filed with the Securities and Exchange Commission on July 25, 2016

Registration No. 333-211719

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Ashland Global Holdings Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	5160 (Primary Standard Industrial Classification Code Number)	81-2587835 (IRS Employer Identification Number)

50 E. RiverCenter Boulevard

P.O. Box 391

Covington, Kentucky 41012-0391

(859) 815-3333

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Peter J. Ganz, Esq.

Senior Vice President, General Counsel and Secretary

50 E. RiverCenter Boulevard

P.O. Box 391

Covington, Kentucky 41012-0391

(859) 815-3333

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:

Susan Webster

Thomas E. Dunn

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

(212) 474-1000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

The proxy statement/prospectus that forms a part of this Registration Statement consists of (i) a proxy statement relating to a special meeting of shareholders of Ashland Inc. (“Ashland”, the “Company”, “we”, “us” and “our”) and (ii) a prospectus relating to the common stock of Ashland Global Holdings Inc. (“Ashland Global”).

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 25, 2016

Ashland Inc.
50 E. RiverCenter Blvd., P.O. Box 391 Covington, KY 41012-0391

, 2016

PROXY STATEMENT/PROSPECTUS

A REORGANIZATION IS PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Ashland Inc. Shareholder:

You are invited to attend a special meeting of shareholders of Ashland Inc. (“Ashland” or the “Company”), to be held at the Metropolitan Club, 50 E. RiverCenter Boulevard, Covington, KY 41011, on September 7, 2016 at 10:30 a.m. (EDT).

At the special meeting, you will be asked to vote on a proposal, which we refer to as the “reorganization proposal,” to approve an agreement and plan of merger to create a holding company structure for Ashland, which we refer to as the “reorganization.” The new holding company will be called Ashland Global Holdings Inc. (“Ashland Global”).

Reorganizing into a holding company will allow Ashland to reincorporate in the State of Delaware and will help facilitate the previously announced plan to pursue the separation of Ashland into two independent, publicly traded companies (one company comprising Ashland’s specialty ingredients and performance materials businesses and the other comprising Ashland’s Valvoline business) by allowing Ashland to organize and segregate the assets of its different businesses in a tax-efficient manner prior to the separation. Through this planned separation, we are working to create two strong public companies—Ashland and Valvoline—to maximize long-term shareholder value.

In considering the reorganization proposal, you should consider the following important aspects of the reorganization:

•

Your existing shares of Ashland common stock will be automatically converted in the reorganization, on a one-for-one basis, into shares of common stock of Ashland Global. As a result, you will own the same number and percentage of shares of Ashland Global as you currently own of Ashland.

•	The reorganization will be tax-free for Ashland shareholders for U.S. federal income tax purposes.

•	We expect the shares of Ashland Global to trade on the New York Stock Exchange under Ashland’s current trading symbol, “ASH”.

•

Your rights as a shareholder of Ashland Global will be substantially the same as your rights as a shareholder of Ashland. There are differences, however, that you should carefully review under the caption “Comparative Rights of Holders of Ashland Global Common Stock and Ashland Common Stock” beginning on page 41.

Our Board has carefully considered the agreement and plan of merger and believes that it is advisable and in the best interest of our shareholders, and unanimously recommends that you vote FOR the reorganization proposal.

Approval of the reorganization proposal requires the affirmative vote of at least a majority of all of the issued and outstanding shares of Ashland common stock.

You are not being asked to vote on the separation, and the separation is not conditioned on shareholder approval of the reorganization proposal. If a sufficient number of affirmative votes are not cast in favor of the reorganization proposal, we intend to continue to pursue the separation. However, implementing the separation without the reorganization could result in substantial delay in commencing the separation, could make the separation less tax-efficient and may not achieve the capital structures for Ashland Global and Valvoline that the Board believes will provide an optimal level of financial flexibility for each company to pursue its long-term strategies and maximize the long-term value of the separation to shareholders. In addition, the separation remains subject to a number of contingencies and there can be no assurances that the separation will occur. In the event we believe the separation is unlikely to occur, we may elect not to complete the reorganization, even if approved by shareholders.

The total number of shares of Ashland Global to be issued in the reorganization will not be known until immediately prior to completing the reorganization, but is expected to be up to approximately 62 million shares of Ashland Global based on, among other factors, the number of shares of Ashland common stock currently outstanding. On May 27, 2016, the last trading day before announcement of the reorganization proposal, the closing price per share of our common stock was $114.18.

At the special meeting, in addition to the reorganization proposal (Item 1 on the proxy card), you will be asked to vote on a proposal to approve, if necessary, the adjournment of the special meeting to solicit additional proxies in favor of the reorganization proposal (Item 2 on the proxy card).

Our Board unanimously recommends that you vote FOR the adjournment proposal.

Your vote is important. Whether or not you plan to attend the special meeting, please vote as soon as possible. You may vote via the Internet, by telephone or by signing, dating and mailing the enclosed proxy card. Specific instructions for shareholders of record who wish to use Internet or telephone voting procedures are included in the enclosed proxy statement/prospectus. Any shareholder attending the special meeting may vote in person even if a proxy has been returned.

The accompanying notice of meeting and this proxy statement/prospectus provide specific information about the special meeting and explain the various proposals. Please read these materials carefully. In particular, you should consider the discussion of risk factors beginning on page 13 before voting on the reorganization proposal.

We appreciate your continued confidence in Ashland and look forward to seeing you at the meeting.

Sincerely,

William A. Wulfsohn
Chairman and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated                 , 2016 and is being first mailed to Ashland shareholders on or about                 , 2016.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To be held September 7, 2016

To our Shareholders:

Ashland Inc., a Kentucky corporation, will hold a special meeting of shareholders on September 7, 2016 at 10:30 a.m. (EDT) at the Metropolitan Club, 50 E. RiverCenter Boulevard, Covington, KY 41011 (the “Special Meeting”). Ashland’s shareholders will act on the following matters at the Special Meeting or any adjournment of that meeting:

1.

Consider a proposal, which we refer to as the “reorganization proposal”, to approve an agreement and plan of merger that will create a holding company structure for Ashland, which will allow Ashland to reincorporate in the State of Delaware and will help facilitate the previously announced plan to pursue the separation of Ashland into two independent, publicly traded companies (one company comprising Ashland’s specialty ingredients and performance materials businesses and the other comprising Ashland’s Valvoline business). This agreement is included in the accompanying proxy statement/prospectus as Annex I.

2.

Consider a proposal, which we refer to as the “adjournment proposal”, to approve, if necessary, the adjournment of the Special Meeting to solicit additional proxies in favor of the reorganization proposal.

Our Board of Directors has determined that the proposed agreement and plan of merger is advisable and in the best interest of our shareholders, and unanimously recommends that shareholders vote FOR the reorganization proposal. In addition, our Board unanimously recommends that shareholders vote FOR the adjournment proposal.

Only shareholders of record at the close of business on August 2, 2016 (the “Record Date”) are entitled to vote at the Special Meeting or any adjournment of that meeting.

You can vote in one of several ways:
Visit the website listed on your proxy card to vote VIA THE INTERNET
Call the telephone number specified on your proxy card to vote BY TELEPHONE
Sign, date and return your proxy card in the enclosed envelope to vote BY MAIL
Attend the meeting to vote IN PERSON

Shareholders as of the Record Date are entitled to assert dissenters’ rights under Subchapter 271B.13 of the Kentucky Business Corporation Act (the “KBCA”) with respect to the reorganization proposal. A copy of Subchapter 271B.13 is attached as Annex IV to the accompanying proxy statement/prospectus.

If you are a participant in the Ashland Inc. Employee Savings Plan (the “Employee Savings Plan”), the Ashland Inc. Leveraged Employee Stock Ownership Plan (the “LESOP”), the Ashland Inc. Employee Union Savings Plan (the “Union Plan”) or the International Specialty Products Inc. 401(k) Plan (the “ISP Plan”), your vote will constitute voting instructions to Fidelity Management Trust Company, who serves as trustee of all four of these plans (the “Trustee”), for the shares held in your account.

If you are a participant in the Employee Savings Plan, the LESOP, the Union Plan or the ISP Plan, then our proxy tabulator, Corporate Election Services, or its agent must receive all voting instructions, whether given by telephone, over the Internet or by mail, before 6:00 a.m. (EDT) on Friday, September 2, 2016.

By Order of the Board of Directors,

PETER J. GANZ

Senior Vice President, General Counsel and

Secretary; and Chief Compliance Officer

Covington, Kentucky

                , 2016

ADDITIONAL INFORMATION

This document, which is sometimes referred to as this proxy statement/prospectus, constitutes a proxy statement of Ashland Inc. with respect to the solicitation of proxies by Ashland Inc. for the special meeting described within and a prospectus of Ashland Global Holdings Inc. for the shares of common stock of Ashland Global Holdings Inc. to be issued pursuant to the proposed agreement and plan of merger. As permitted under the rules of the Securities and Exchange Commission (the “SEC”), this proxy statement/prospectus incorporates important business and financial information about us that is contained in documents filed with the SEC that are not included in or delivered with this proxy statement/prospectus. You may obtain copies of these documents, without charge, from the web site maintained by the SEC at www.sec.gov, as well as other sources. See “Where You Can Find Additional Information” on page 70. You may also obtain copies of these documents, without charge, from Ashland Inc. by calling us at (859) 815-3527 or writing us at the following address:

Ashland Inc.

50 E. RiverCenter Boulevard

P.O. Box 391

Covington, KY 41012-0391

Attention: Investor Relations

In order to ensure timely delivery of the requested documents, requests should be made no later than August 23, 2016, which is ten business days before the date of the Special Meeting.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus and the registration statement of which this proxy statement/prospectus is a part to vote on the proposals being presented at the Special Meeting. We have not authorized any person to provide you with any information or represent anything about us or the proposals that is not contained in this proxy statement/prospectus or the registration statement of which this proxy statement/prospectus is a part or incorporated by reference herein. If given or made, any such other information or representation should not be relied upon as having been authorized by us.

This proxy statement/prospectus is dated                     , 2016. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than this date, and neither the mailing of this proxy statement/prospectus to shareholders nor the issuance of Ashland Global Holdings Inc. common stock pursuant to the proposed agreement and plan of merger implies that information is accurate as of any other date.

QUESTIONS AND ANSWERS ABOUT THE REORGANIZATION PROPOSAL AND THE

SPECIAL MEETING

1.	What matters will be voted on at the Special Meeting?

There are two proposals scheduled to be considered and voted on at the Special Meeting:

•	The approval of an agreement and plan of merger that will create a new holding company structure for Ashland (the “reorganization proposal”); and

•	The approval, if necessary, of the adjournment of the Special Meeting to solicit additional proxies in favor of the reorganization proposal (the “adjournment proposal”).

2.	What is the reorganization proposal?

We are asking you to approve the creation of a new holding company structure for Ashland to help facilitate Ashland’s reincorporation in the State of Delaware and its previously announced plan to pursue the separation (the “Separation”) of Ashland into two independent, publicly traded companies (one company comprising Ashland’s specialty ingredients and performance materials businesses (the “Ashland Global businesses”) and the other comprising the Valvoline business (the “Valvoline business”)).

The proposal is for shareholders to approve an agreement and plan of merger (the “Merger Agreement”) by and among (i) Ashland, (ii) Ashland Global Holdings Inc., a Delaware corporation and direct, wholly owned subsidiary of Ashland, which we refer to herein as “Ashland Global,” and (iii) Ashland Merger Sub Corp., a Kentucky corporation and a direct, wholly owned subsidiary of Ashland Global, which we refer to herein as “Merger Sub.” Ashland Global and Merger Sub are newly formed entities organized by Ashland for the purpose of participating in the Reorganization (as defined below).

As a result of the Reorganization, Ashland Global will replace Ashland as the publicly held corporation and, through its subsidiaries, will conduct all of the operations currently conducted by Ashland. Pursuant to the Merger Agreement, Merger Sub will merge with and into Ashland, with Ashland continuing as the surviving corporation, and each outstanding share of Ashland common stock will be automatically converted into one share of Ashland Global common stock (the “Reorganization”). Following consummation of the Reorganization, (i) Ashland will be an indirect, wholly owned subsidiary of Ashland Global, (ii) Ashland Global, as the new holding company, will, through its subsidiaries, conduct all of the operations conducted by Ashland immediately prior to the Reorganization and (iii) you will own the same ownership percentage of Ashland Global as you owned of Ashland immediately prior to the Reorganization.

A copy of the Merger Agreement is attached as Annex I to this proxy statement/prospectus. You are encouraged to read the Merger Agreement carefully.

3.	What is the Board’s voting recommendation?

Our Board of Directors (the “Board”) recommends that you vote as follows:

•	FOR the reorganization proposal; and

•	FOR the adjournment proposal.

4.	Why are you creating a holding company structure for Ashland?

On September 22, 2015, we announced that our Board had approved a plan to pursue the Separation of Ashland into two independent, publicly traded companies (one company comprising the Ashland Global businesses and the other comprising the Valvoline business). The holding company structure created by the Reorganization will allow us to reincorporate in the State of Delaware and will help facilitate the Separation by allowing Ashland to organize and segregate the assets of its different businesses in a tax-efficient manner prior to the Separation.

For more information, see “Description of the Reorganization Proposal—Reasons for the Reorganization” on page 27.

5.	If the shareholders do not approve the reorganization proposal, does Ashland intend to continue to pursue the Separation?

If a sufficient number of affirmative votes are not cast in favor of the reorganization proposal, we intend to continue to pursue the Separation. However, implementing the Separation without the Reorganization could result in substantial delay in commencing the Separation, could make the Separation less tax-efficient and may not achieve the capital structures for Ashland Global and Valvoline that the Board believes will provide an optimal level of financial flexibility for each company to pursue its long-term strategies and maximize the long-term value of the separation to shareholders.

6.	Am I being asked to vote on the Separation?

No. Shareholder approval of the Separation is not required. You are not being asked to vote on the Separation, and the Separation is not conditioned on shareholder approval of the reorganization proposal.

7.	Will the management or the businesses of Ashland change as a result of the Reorganization?

No. Our management and businesses will not change as a result of the Reorganization. However, the Board believes the Reorganization will help facilitate the Separation by allowing Ashland to organize and segregate the assets of its different businesses in a tax-efficient manner prior to the Separation and the Separation will have the effects on our business discussed in the answer to question 2 of the “Questions and Answers about the Separation,” below.

8.	What will be the name of the public company following the Reorganization?

The name of the public company following the Reorganization will be “Ashland Global Holdings Inc.”

9.	How will being a shareholder of Ashland Global be different from being a shareholder of Ashland?

Your rights as a shareholder of Ashland Global will be substantially the same as your rights as a shareholder of Ashland, including rights as to voting and dividends. There are differences, however, that you should carefully review under the caption “The Reorganization Proposal—Comparative Rights of Holders of Ashland Global Common Stock and Ashland Common Stock.” For more information, also see “Risk Factors—Risks Related to the Reorganization” and “Description of Ashland Global Capital Stock.”

10.	Will the Reorganization affect my U.S. federal income taxes?

The Reorganization is intended to be a tax-free transaction under U.S. federal income tax laws. As a result, you will not recognize any gain or loss for U.S. federal income tax purposes upon the receipt of Ashland Global common stock in exchange for your shares of Ashland common stock. The discussion of the material U.S. federal income tax consequences contained in this registration statement is not a complete description of all potential U.S. federal income tax consequences of the Reorganization. You are urged to consult your own tax advisors concerning the specific tax consequences of the Reorganization to you, including any state, local or foreign tax consequences.

For more information, see “The Reorganization Proposal—Material U.S. Federal Income Tax Consequences.”

11.	How will the Reorganization be treated for accounting purposes?

For accounting purposes, the Reorganization will be treated as a merger of entities under common control. Accordingly, the consolidated financial position and results of operations of Ashland will be included in the consolidated financial statements of Ashland Global on the same basis as currently presented.

12.	If the shareholders approve the reorganization proposal, when will the Reorganization occur?

We plan to complete the Reorganization before the end of calendar 2016, provided that our shareholders approve the reorganization proposal at the Special Meeting and that all other conditions to completion of the Reorganization, as set forth in the Merger Agreement, have been satisfied or waived on or prior to such date. However, there can be no assurance that the Reorganization will be consummated even if the shareholders approve the reorganization proposal. In fact, even if the shareholders approve the reorganization proposal, we may elect not to complete the Reorganization unless we believe we will also complete the Separation. In addition, our Board can terminate the Merger Agreement at any time prior to consummation of the Reorganization if it determines that, for any reason, the completion of the Reorganization would be inadvisable or not in the best interest of Ashland or its shareholders.

13.	What will happen to my Ashland stock as a result of the Reorganization?

In the Reorganization, your shares of Ashland common stock will automatically be converted into the same number of shares of common stock of Ashland Global. As a result, you will become a shareholder of Ashland Global and will own the same number and percentage of shares of Ashland Global common stock that you owned of Ashland common stock immediately prior to the Reorganization. We expect that Ashland Global common stock will be listed on the New York Stock Exchange (“NYSE”) under Ashland’s current trading symbol, “ASH.”

14.	Will I have to turn in my stock certificates?

No. You do not have to turn in your stock certificates. We will not require you to exchange your stock certificates as a result of the Reorganization. After the Reorganization, your Ashland common stock certificates will represent the same number of shares of Ashland Global common stock as they represented of Ashland common stock prior to the Reorganization.

15.	Will the company’s CUSIP number change as a result of the reorganization?

Following the Reorganization, Ashland Global’s CUSIP number will be         .

16.	Do I have dissenters’ (or appraisal) rights in connection with the Reorganization?

Yes. You are entitled to dissenters’ rights under Subchapter 271B.13 of the KBCA.

For more information, see “Description of the Reorganization Proposal—Dissenters’ Rights”.

17.	How do I exercise my dissenters’ rights?

Prior to the vote on the Reorganization, you must deliver notice to us of your intent to demand payment for your Ashland shares if the Reorganization is effectuated. You must not vote in favor of the reorganization proposal or you will forfeit your dissenters’ rights. If the Reorganization is approved by holders of the requisite number of shares, no later than 10 days thereafter we will deliver a dissenters’ notice to all dissenting shareholders, which will include additional information on the procedures for perfecting your dissenters’ rights, including when we must receive your payment demand and when certificates or certificated shares must be deposited. If you follow these procedures and perfect your dissenters’ rights, your shares of Ashland common stock will not be converted into shares of Ashland Global common stock in the Reorganization and, upon the consummation of the Reorganization or receipt of your demand, we will be obligated to pay you the amount that we estimate to be the fair value of your Ashland shares, plus accrued interest. If you are unsatisfied with our estimate or we fail to make payment within 60 days after the date we set for demanding payment, you may object not later than 30 days after we made or offered payment for your shares, and if you and we cannot settle on an estimate within 60 days of us receiving your objection, we must commence a proceeding and petition a court in Kentucky to determine the fair value of the shares and accrued interest. If we fail to commence the proceeding within the 60 day time period after we receive your objection, we are required to pay you the amount you demanded.

For more information, see “The Reorganization Proposal—Dissenters’ Rights.”

18.	Who may vote at the Special Meeting?

Our shareholders at the close of business on the Record Date are entitled to vote at the Special Meeting. As of the Record Date, there were              shares of our common stock outstanding. Each share of our common stock is entitled to one vote.

19.	What vote is required for approval of each of the proposals?

The affirmative vote of a majority of all the shares of common stock that are entitled to vote is required to approve the reorganization proposal. As of the Record Date,              shares of our common stock were outstanding and entitled to vote.

Provided a quorum is present, the affirmative vote of a majority of the shares of common stock present or represented at the Special Meeting, and entitled to vote thereat, is required to approve the adjournment proposal.

20.	What constitutes a quorum?

As of the Record Date,          shares of our common stock were outstanding and entitled to vote. A majority of the shares issued and outstanding and entitled to vote thereat must be present in person or by proxy to constitute a quorum to transact business at the Special Meeting. If you vote in person, by telephone, over the Internet or by returning a properly executed proxy card, you will be considered a part of that quorum. Abstentions and broker non-votes (i.e., when a broker does not have authority to vote on a specific issue) will be treated as present for the purpose of determining a quorum but as unvoted shares for the purpose of determining the approval of any matter submitted to the shareholders for a vote.

21.	Who can attend the Special Meeting?

All of our shareholders as of the Record Date are invited to attend the Special Meeting, although seating is limited. If your shares are held in the name of a broker, bank or other nominee, you will need to bring a proxy or letter from that nominee that confirms you are the beneficial owner of those shares.

22.	What shares are included in the proxy card?

Your proxy card represents all shares of our common stock that are registered in your name and any shares you hold in the Employee Savings Plan, the LESOP, the Union Plan or the ISP Plan (collectively, the “Plans”). Additionally, your proxy card includes shares you hold in the dividend reinvestment plan (the “DRP”) administered by Wells Fargo Bank, National Association (“Wells Fargo”) for investors in our common stock. If your shares are held through a broker, bank or other nominee, you will receive either a voting instruction form or a proxy card from the broker, bank or other nominee instructing you on how to vote your shares.

23.	How do I vote if I am a registered holder or I own shares through a broker, bank or other nominee?

If you are a registered shareholder as of the Record Date, you can vote (i) by attending the Special Meeting, (ii) by following the instructions on the proxy card for voting by telephone or Internet or (iii) by signing, dating and mailing in your proxy card. If you hold shares through a broker, bank or other nominee, that institution will instruct you as to how your shares may be voted by proxy, including whether telephone or Internet voting options are available. If you hold your shares through a broker, bank or other nominee and would like to vote in person at the meeting, you must first obtain a proxy issued in your name from the institution that holds your shares.

All shares represented by validly executed proxies will be voted at the Special Meeting, and such shares will be voted in accordance with the instructions provided. If no voting specification is made on your returned proxy card, William A. Wulfsohn or Peter J. Ganz, as individuals named on the proxy card, will vote FOR the reorganization proposal and FOR the adjournment proposal.

24.	How will broker non-votes be treated?

We will treat broker non-votes as present to determine whether or not there is a quorum at the Special Meeting, but they will not be treated as entitled to vote on the matters, if any, for which the broker indicates it does not have discretionary authority.

This means that broker non-votes will (i) have the same effect as a vote AGAINST the reorganization proposal and (ii) have no effect on whether the adjournment proposal passes.

25.	How do I vote my shares in the DRP?

Shares of our common stock credited to your account in the DRP will be voted by Wells Fargo, the plan sponsor and administrator, in accordance with your voting instructions.

26.	How will the Trustee of the Employee Savings Plan, the LESOP, the Union Plan and the ISP Plan vote?

Each participant in the Employee Savings Plan, the LESOP, the Union Plan or the ISP Plan will instruct the Trustee how to vote the shares of our common stock credited to the participant’s account in each plan. This instruction also applies to a proportionate number of those shares of our common stock allocated to participants’ accounts for which voting instructions are not timely received by the Trustee. These shares are collectively referred to as non-directed shares. Each participant who gives the Trustee such an instruction acts as a named fiduciary for the applicable plan under the Employee Retirement Income Security Act of 1974, as amended. Your vote must be received by our proxy tabulator, Corporate Election Services (“CES”), before 6:00 a.m. (EDT) on Friday, September 2, 2016.

27.	Can a plan participant vote the non-directed shares differently from shares credited to his or her account?

Yes, provided that you are a participant in the Employee Savings Plan or the LESOP. Any participant in the Employee Savings Plan or the LESOP who wishes to vote the non-directed shares differently from the shares credited to his or her account or who wishes not to vote the non-directed shares at all may do so by requesting a separate voting instruction card from CES at Corporate Election Services, P.O. Box 1150, Pittsburgh, PA 15230. Participants in the Union Plan and the ISP Plan, however, cannot direct that the non-directed shares be voted differently from the shares in their accounts.

28.	Can I change my vote once I vote by mail, by telephone or over the Internet?

Yes. You have the right to change or revoke your proxy (1) at any time before the Special Meeting by (a) notifying our Secretary in writing, (b) returning a later-dated proxy card or (c) entering a later dated telephone or Internet vote; or (2) by voting in person at the Special Meeting. However, any changes or revocations of voting instructions to the Trustee of the Employee Savings Plan, the LESOP, the Union Plan or the ISP Plan must be received by our proxy tabulator, CES, before 6:00 a.m. (EDT) on Friday, September 2, 2016.

29.	Who will count the vote?

Representatives of CES will tabulate the votes and will act as the inspector of election.

30.	Is my vote confidential?

Yes. Your vote is confidential.

31.	What percentage of the outstanding shares do directors and executive officers hold?

On August 2, 2016, the Record Date for the Special Meeting, directors, executive officers and their affiliates beneficially owned approximately     % of our outstanding shares of common stock. To that extent, their interest in the reorganization proposal is the same as the interest of our shareholders generally.

32.	Where can I find the voting results of the meeting?

We intend to announce preliminary voting results at the Special Meeting. We will report the final results on a current report on Form 8-K filed with the SEC no later than Tuesday, September 13, 2016. You can obtain a copy of the Form 8-K by logging on to our website at http://investor.ashland.com, by calling the SEC at 1-800-SEC-0330 for the location of the nearest public reference room or through the SEC’s EDGAR system at http://www.sec.gov.

If you have any questions about voting your shares or attending the Special Meeting, please call our Secretary at (859) 815-3333.

33.	Whom do I contact if I have questions about the reorganization proposal?

You may contact us at:

Ashland Inc.

50 E. RiverCenter Blvd.

P.O. Box 391 Covington, KY 41012-0391

Attn: Seth A. Mrozek–Director, Investor Relations

Tel: (859) 815-3527

samrozek@ashland.com

QUESTIONS AND ANSWERS ABOUT THE SEPARATION

1.	What is the Separation?

The Separation refers to a transaction by which Ashland will be separated into two independent, publicly traded companies (one company comprising the Ashland Global businesses and the other comprising the Valvoline business).

2.	What are the reasons for and expected benefits of the Separation?

Our Board has determined that the Ashland Global businesses and Valvoline business have two distinctly different business platforms with attractive growth opportunities and experienced leadership teams. Further, the Board has determined that the size, capabilities and financial strength of the Ashland Global businesses, on the one hand, and the Valvoline business, on the other, enable these two groups of businesses to independently execute their strategies to best enhance and maximize shareholder value. The Board believes that creating two public companies will achieve a number of benefits, including:

•

Enhanced Focus: Each group of businesses is large enough to independently establish strategic priorities, growth strategies and financial objectives and allocate capital in a manner that is best tailored to each group. Moreover, the Board and management of each company will be able to focus exclusively on the operation of its own business and streamline operational and strategic decision-making. The Separation will enable each company to implement a capital structure that is tailored to the needs of each business. Both companies will have more direct access to capital markets to fund their growth plans. Enhanced focus will also positively impact the long-term growth and return prospects of both companies and provide greater potential long-term value to shareholders.

•

Employee Incentives: Each company will have its own separate stock, which will allow for equity-based incentive awards that more directly link and closely align the interests of each company and its employees, making equity-based incentive awards an even more effective management tool to attract, motivate and retain key employees.

•	Greater Transparency: The Separation will allow for greater visibility into relative financial and operating performance of each company.

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Distinctive Investment Identity: The Separation will provide investors with two distinct and targeted investment opportunities. Each company will appeal to a more focused shareholder base that is attracted to the particular business profile of that company and the specific industries in which it operates. This focus will also enable potential investors and the financial community to evaluate the performance of each company separately, which we believe will result in higher aggregate market value than the value of the combined company.

3.	How will the Separation be completed?

Prior to the closing of the Reorganization, Ashland will take initial steps to reorganize its assets and liabilities so that the Ashland Global businesses and Valvoline business are held in separate subsidiaries of Ashland. Promptly following the closing of the Reorganization, Ashland Global will take steps to further reorganize its assets and liabilities so that the Ashland Global businesses are contributed to Ashland Global and the Valvoline business is contributed to a newly formed subsidiary, Valvoline Inc. (“Valvoline”). To complete the initial phase of the Separation, Ashland Global plans to cause Valvoline to do an initial public offering of up to 20% of its common stock (the “IPO”). We sometimes refer to these reorganization transactions and the closing of the IPO as the “initial phase” of the Separation. We expect the initial phase of the Separation to be followed by Ashland Global distributing, on a pro rata basis, the remaining common stock of Valvoline to Ashland Global’s shareholders upon expiration of the IPO lock-up (180 days after completion of the IPO). We sometimes refer to this distribution, or if the IPO is not completed, a distribution of 100% of the common stock of Valvoline to Ashland Global’s shareholders, as the “Final Separation.”

4.	How are Ashland Global and Valvoline currently expected to be capitalized after the initial phase of the Separation?

With respect to Valvoline, it is currently expected that:

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Valvoline expects to obtain new senior secured term loans in an aggregate principal amount of up to approximately $875 million under the Credit Agreement dated July 11, 2016, among Valvoline Finco One LLC, as the initial borrower, The Bank of Nova Scotia, as administrative agent, and certain lenders and other parties.

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Valvoline expects to obtain a new senior secured revolving credit facility providing for aggregate borrowings of up to $450 million under the Credit Agreement dated July 11, 2016, among Valvoline Finco One LLC, as the initial borrower, The Bank of Nova Scotia, as administrative agent, and certain lenders and other parties.

•	Valvoline, through a financing subsidiary, has issued new senior unsecured notes in an aggregate principal amount of $375 million.

•	Valvoline expects to obtain a trade receivables securitization facility with up to $125 million of available funding from qualified receivables.

With respect to Ashland Global, it is currently expected that:

•

Ashland’s 4.750% notes due 2022, 3.875% notes due 2018 and 6.875% notes due 2043 will remain outstanding and may be partially repaid, resulting in aggregate amounts outstanding of approximately $1,121 million, $700 million and $376 million, respectively, at the time of the initial Separation.

•

Ashland will continue to have a senior revolving credit facility providing for aggregate borrowings of up to $800 million and expects to repay up to $1,225 million of its outstanding senior term loans and outstanding senior revolving loans.

•	Ashland Global will obtain an accounts receivable securitization facility with up to $100 million of available funding from qualified receivables.

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Ashland Global will retain approximately $167 million of other debt, comprised primarily of 6.50% Junior Subordinated Debentures of Hercules Incorporated due 2029, 6.60% Debentures of Hercules Incorporated due 2027, other short-term international loans and medium-term notes.

5.	How does Ashland intend to use the proceeds of any Valvoline debt financings prior to the IPO? How does Ashland intend to use the proceeds of the IPO?

Ashland has used the proceeds of the Valvoline senior unsecured notes to repay outstanding borrowings of Ashland under its senior unsecured credit facilities. Ashland intends to use the net proceeds received from the Valvoline senior term loans primarily to repay other existing debt of Ashland. In the event that Ashland expects the Valvoline IPO to result in net proceeds in excess of $500 million, Ashland would cause Valvoline to incur certain short-term indebtedness in the amount of such excess immediately prior to the closing of the IPO and use these proceeds to repay existing debt of Ashland. The net proceeds of the Valvoline debt financings will be transferred to Ashland through intercompany transfers.

Ashland expects that if the IPO is completed and Valvoline obtains $500 million or more of net IPO proceeds, then Valvoline will use these IPO proceeds primarily to repay any such Valvoline short-term indebtedness in full and to reduce Valvoline’s obligations under its senior secured term loan facility such that there will be no more than $375 million outstanding under the senior secured term loan facility and no borrowings outstanding under any such Valvoline short-term indebtedness. Ashland expects that if the IPO is completed and Valvoline obtains less than $500 million of net IPO proceeds, Valvoline will use these IPO proceeds primarily to reduce Valvoline’s obligations under its senior secured term loan facility (with a dollar-for-dollar reduction in the amount of Valvoline debt repayment based on the amount of net IPO proceeds less than $500 million). Any remaining IPO proceeds, such as overallotment proceeds, will be used by Valvoline for general corporate purposes.

6.	How will Ashland’s asbestos, environmental and pension liabilities be allocated in the Separation?

Ashland Global will retain all asbestos liabilities of Ashland, including any asbestos liabilities related to the Valvoline business and arising prior to the initial phase of the Separation, substantially all environmental liabilities of Ashland, but no environmental liabilities related to the Valvoline business, and certain unfunded qualified and non-qualified pension liabilities and other post retirement plan liabilities related to certain, primarily international, retained plans of Ashland Global. Valvoline will assume a substantial portion of Ashland’s historical U.S. qualified and non-qualified pension and other post retirement plan liabilities, consisting of approximately $870 million of unfunded liabilities in the aggregate. For more information, see “Certain Transactions with Related Parties—Relationship between Ashland Global and Valvoline Following the Separation.”

7.	Will I receive additional information about the Separation?

Yes. If the IPO is successfully completed as the initial phase of the Separation, Ashland Global will file a current report on Form 8-K announcing that the offering has been completed and containing information about any material agreements between Valvoline and Ashland Global. If the Final Separation of Valvoline is accomplished through a distribution of the remaining shares of Valvoline common stock, Ashland Global will mail to its shareholders an information statement with disclosure concerning such distribution and Final Separation. Finally, if the Final Separation occurs, Ashland Global will file a current report on Form 8-K containing updated pro forma financial information for Ashland Global giving effect to the Final Separation.

8.	If Ashland shareholders do not approve the reorganization proposal, does Ashland intend to continue to pursue the Separation?

If Ashland shareholders do not approve the reorganization proposal, we intend to continue to pursue the Separation. However, implementing the Separation without the Reorganization could result in substantial delay in commencing the Separation, could make the Separation less tax-efficient and may not achieve the capital structures for Ashland Global and Valvoline that the Board believes will provide an optimal level of financial flexibility for each company to pursue its long-term strategies and maximize the long-term value of the separation to shareholders.

9.	Am I being asked to vote on the Separation?

No. You are not being asked to vote on the Separation, and the Separation is not conditioned on shareholder approval of the reorganization proposal. If a sufficient number of affirmative votes are not cast in favor of the reorganization proposal, we intend to continue to pursue the Separation.

SUMMARY OF THE REORGANIZATION PROPOSAL

This section highlights key aspects of the reorganization proposal, including the Merger Agreement, that are described in greater detail elsewhere in the proxy statement/prospectus. It does not contain all of the information that may be important to you. To better understand the reorganization proposal, and for a more complete description of the legal terms of the Merger Agreement, you should read this entire proxy statement/prospectus carefully, including the Annexes and the additional documents incorporated by reference. You can find information with respect to these additional documents in “Where You Can Find Additional Information”.

Overview

We are asking you to approve the creation of a new holding company structure for Ashland to help facilitate Ashland’s reincorporation in the State of Delaware and its previously announced plan to pursue the Separation. The reorganization proposal is for shareholders to approve an agreement and plan of merger by and among Ashland Inc., Ashland Global Holdings Inc. and Ashland Merger Sub Corp., referred to herein as the “Merger Agreement”. A copy of the Merger Agreement is attached as Annex I to this proxy statement/prospectus. You are encouraged to read the Merger Agreement carefully.

The Principal Parties

Ashland Inc.

50 E. RiverCenter Boulevard

P.O. Box 391

Covington, Kentucky 41012-0391

(859) 815-3333

Our company, headquartered in Covington, Kentucky, was organized in 2004 as the successor to a Kentucky corporation of the same name organized in 1936. We are a leading, global specialty chemical company that provides products, services and solutions that meet customers’ needs throughout a variety of industries in more than 100 countries. Our chemistry is used in a wide variety of markets and applications, including adhesives, architectural coatings, automotive, construction, energy, food and beverage, personal care and pharmaceutical. In addition, through our Valvoline business, we are a premium consumer-branded lubricant supplier.

Following the Reorganization, Ashland will become an indirect, wholly owned subsidiary of Ashland Global and shareholders’ existing shares of Ashland common stock will be automatically converted, on a one-for-one basis, into shares of Ashland Global common stock.

Ashland Global Holdings Inc.

50 E. RiverCenter Boulevard

P.O. Box 391

Covington, Kentucky 41012-0391

(859) 815-3333

Ashland Global, a Delaware corporation, is a newly formed, direct, wholly owned subsidiary of Ashland. Ashland formed Ashland Global for the purpose of participating in the transactions contemplated by the Merger Agreement. Prior to the Reorganization, Ashland Global will have no assets or operations other than those incident to its formation. If we complete the Reorganization, Ashland Global will replace Ashland as the publicly held corporation and, through its subsidiaries, will conduct all of the operations currently conducted by Ashland.

Ashland Merger Sub Corp.

50 E. RiverCenter Boulevard

P.O. Box 391

Covington, Kentucky 41012-0391

(859) 815-3333

Merger Sub, a Kentucky corporation, is a newly formed, direct, wholly owned subsidiary of Ashland Global. Ashland caused Merger Sub to be formed for the purpose of participating in the transactions contemplated by the Merger Agreement. Prior to the Reorganization, Merger Sub will have no assets or operations other than those incident to its formation.

Reasons for the Reorganization

Reorganizing into a holding company will allow Ashland to reincorporate in the State of Delaware and will help facilitate the previously announced plan to pursue the separation of Ashland into two independent, publicly traded companies (one company comprising the Ashland Global businesses and the other comprising the Valvoline business) by allowing Ashland to organize and segregate the assets of its different businesses in a tax-efficient manner prior to the Separation. Through this planned separation, we are working to create two strong public companies—Ashland and Valvoline—to maximize long-term shareholder value.

Required Vote

Approval of the reorganization proposal requires the affirmative vote of at least a majority of all of the issued and outstanding shares of Ashland common stock.

You are not being asked to vote on the Separation, and the Separation is not conditioned on shareholder approval of the reorganization proposal. If a sufficient number of affirmative votes are not cast in favor of the reorganization proposal, we intend to continue to pursue the Separation. However, implementing the Separation without the Reorganization could result in substantial delay in commencing the Separation, could make the Separation less tax-efficient and may not achieve the capital structures for Ashland Global and Valvoline that the Board believes will provide an optimal level of financial flexibility for each company to pursue its long-term strategies and maximize the long-term value of the separation to shareholders. In addition, the Separation remains subject to a number of contingencies and there can be no assurances that the Separation will occur. In the event we believe the Separation is unlikely to occur, we may elect not to complete the Reorganization, even if approved by shareholders.

Reorganization Procedure

Ashland currently owns all of the issued and outstanding common stock of Ashland Global and Ashland Global currently owns all of the issued and outstanding common stock of Merger Sub. Following the approval of the Merger Agreement by Ashland shareholders and the satisfaction or waiver of the other conditions to the Reorganization specified in the Merger Agreement (which are described below), Merger Sub will merge with and into Ashland, with Ashland continuing as the surviving corporation, and the separate corporate existence of Merger Sub will cease. As a result of the Reorganization:

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Each outstanding share of Ashland common stock (other than shares held by shareholders that properly exercise dissenters’ rights) will automatically be converted into one share of Ashland Global common stock and current shareholders of Ashland will become shareholders of Ashland Global;

•	Ashland will become a wholly owned subsidiary of Ashland Global; and

•	Ashland Global, as the new holding company, will, through its subsidiaries, conduct all of the operations currently conducted by Ashland.

Treatment of Common Stock in the Reorganization

Each share of Ashland common stock (other than shares held by shareholders that properly exercise dissenters’ rights) will automatically be converted into one share of Ashland Global common stock. Therefore, after the completion of the Reorganization, you will own the same number and percentage of shares of Ashland Global common stock as you own of Ashland common stock immediately prior to the Reorganization.

Treatment of Ashland Equity Incentive Compensation Plans and Outstanding Awards in connection with the Reorganization and the Separation

At the time of the Reorganization, Ashland Global will assume each Ashland equity incentive and deferred compensation plan (collectively, the “Ashland Plans”), including all stock appreciation rights, performance share awards, restricted share awards, restricted stock units, common stock units and deferred stock units and other incentive awards and deferrals covering shares of Ashland common stock, whether vested or not vested, that are then outstanding under each Ashland Plan and the remaining unallocated reserve of shares of Ashland common stock issuable under each Ashland Plan. At the time of the Reorganization, the reserve of Ashland common stock under each Ashland Plan will automatically be converted on a one-share-for-one-share basis into a reserve of shares of Ashland Global common stock, and the terms and conditions that are in effect immediately prior to the Reorganization under each outstanding incentive award and deferral assumed by Ashland Global will continue in full force and effect after the Reorganization, except that the shares of common stock issuable under each such award and deferral will be shares of Ashland Global common stock. Incentive awards granted outside of the U.S. will generally be treated as described above, except to the extent required by local law.

No adjustments to the Ashland incentive awards and deferrals outstanding under the Ashland Plans will be made in connection with the initial phase of the Separation.

Conditions to Completion of the Reorganization

We will complete the Reorganization only if each of the following conditions is satisfied or waived:

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absence of any stop order suspending the effectiveness of the registration statement, of which this proxy statement/prospectus forms a part, relating to the shares of Ashland Global common stock to be issued in the Reorganization;

•	approval of the reorganization proposal by the affirmative vote of at least a majority of all issued and outstanding shares of Ashland common stock;

•	receipt of approval for listing on the NYSE of shares of Ashland Global common stock to be issued in the Reorganization;

•	absence of any order or proceeding that would prohibit or make illegal completion of the Reorganization;

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receipt by Ashland of a legal opinion of Cravath, Swaine & Moore LLP to the effect that for U.S. federal income tax purposes, the Reorganization should qualify as a “reorganization” within the meaning of Section 368(a) of the Code or a transfer described in Section 351(a) of the Code; and

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receipt of all material approvals, licenses and certifications from, and notifications and filings to, governmental entities and non-governmental third parties required to be made or obtained in connection with the Reorganization.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the completion of the Reorganization (even after approval by our shareholders) by action of the Board if it determines that, for any reason, the completion of the transactions provided for therein would be inadvisable or not in the best interest of our Company or our shareholders.

Material U.S. Federal Income Tax Consequences

The Reorganization is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code or a transfer described in Section 351(a) of the Code. As a result, you will not recognize any gain or loss for U.S. federal income tax purposes upon the receipt of Ashland Global common stock in exchange for your shares of Ashland common stock.

The discussion of the material U.S. federal income tax consequences contained in this registration statement is not a complete description of all potential U.S. federal income tax consequences of the Reorganization. The discussion does not address tax consequences that may vary with, or are dependent on, individual circumstances. In addition, it does not address the effects of any foreign, state or local tax laws. For more information, see “The Reorganization Proposal—Material U.S. Federal Income Tax Consequences”.

Security Ownership of Directors and Executive Officers

On August 2, 2016, the record date for the Special Meeting, directors, executive officers and their affiliates beneficially owned approximately     % of the issued and outstanding common stock of Ashland. The affirmative vote of a majority of all the issued and outstanding shares of common stock of Ashland is required to approve the reorganization proposal.

Regulatory Requirements in Connection with the Reorganization

The Reorganization is conditioned on, among other things, (i) the SEC declaring effective the registration statement, of which this proxy statement/prospectus forms a part and (ii) receipt of approval for listing on the NYSE of shares of Ashland Global common stock to be issued in the Reorganization. No other material federal or state regulatory requirements must be complied with or material approvals obtained in connection with the Reorganization.

Dissenters’ Rights

If you wish to exercise dissenters’ rights in connection with the Reorganization, prior to the vote on the Reorganization, you must deliver notice to us of your intent to demand payment for your Ashland shares if the Reorganization is effectuated. You must not vote in favor of the reorganization proposal or you will forfeit your dissenters’ rights. If the Reorganization is approved by holders of the requisite number of shares, no later than 10 days thereafter we will deliver a dissenters’ notice to all dissenting shareholders, which will include additional information on the procedures for perfecting your dissenters’ rights, including when we must receive your payment demand and when certificates or certificated shares must be deposited. If you follow these procedures and perfect your dissenters’ rights, your shares of Ashland common stock will not be converted into shares of Ashland Global common stock in the Reorganization and, upon the consummation of the Reorganization or receipt of your demand, we will be obligated to pay you the amount that we estimate to be the fair value of your Ashland shares, plus accrued interest. If you are unsatisfied with our estimate or we fail to make payment within 60 days after the date we set for demanding payment, you may object not later than 30 days after we made or offered payment for your shares, and if you and we cannot settle on an estimate within 60 days of us receiving your objection, we must commence a proceeding and petition a court in Kentucky to determine the fair value of the shares and accrued interest. If we fail to commence the proceeding within the 60 day time period after we receive your objection, we are required to pay you the amount you demanded.

For more information, see “Description of the Reorganization Proposal—Dissenters’ Rights”.

Markets and Market Prices

Ashland Global common stock is not currently traded on any stock exchange. Following the Reorganization, we expect Ashland Global common stock to trade on the NYSE under Ashland’s current ticket symbol, “ASH”. On May 27, 2016, the last trading day before the announcement of the reorganization proposal, the closing price per Ashland share was $114.18.

Board of Directors and Executive Officers of Ashland Global Following the Reorganization

We expect that the directors and executive officers of Ashland Global following the Reorganization will be the same as those of Ashland immediately prior to the Reorganization. On or prior to the time of the initial Separation, Samuel J. Mitchell Jr. will resign as an officer of Ashland and become Chief Executive Officer of Valvoline.

RISK FACTORS

In addition to the other information contained or incorporated by reference in this proxy statement/prospectus, you should carefully consider the risks described below in determining whether or not to vote for approval of the reorganization proposal. You should carefully consider the additional risks described in our annual, quarterly and current reports, including those identified in our annual Form 10-K for the year ended September 30, 2015 and our quarterly Form 10-Q for the quarter ended March 31, 2016. For more information, see “Where You Can Find More Information”. You should refer to the explanation of the qualifications and limitations on these forward-looking statements in “Special Note About Forward-Looking Information”.

Risks Related to the Reorganization

If the Reorganization does not qualify as a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), or a transfer described in Section 351(a) of the Code, shareholders of Ashland may be required to pay substantial U.S. federal income taxes.

The Reorganization is conditioned on, among other things, Ashland’s receipt of an opinion from its tax counsel, Cravath, Swaine & Moore LLP, to the effect that for U.S. federal income tax purposes the Reorganization should qualify as a “reorganization” within the meaning of Section 368(a) of the Code or a transfer described in Section 351(a) of the Code. The opinion will be based on certain assumptions and representations as to factual matters from Ashland, Ashland Global and Merger Sub, as well as certain covenants by those parties. The opinion cannot be relied upon if any of the assumptions, representations or covenants is incorrect, incomplete or inaccurate or is violated in any material respect. In addition, the opinion is based on current law and cannot be relied upon if current law changes with retroactive effect. The opinion of counsel is not binding upon the Internal Revenue Service (the “IRS”) or the courts, and there is no assurance that the IRS or a court will not take a contrary position. Ashland does not intend to request a ruling from the IRS regarding any aspects of the U.S. federal income tax consequences of the Reorganization. If the IRS or a court determines that the Reorganization should not be treated as described in the opinion, an Ashland shareholder that is a U.S. person (as defined in the section entitled “Description of the Reorganization Proposal—Material U.S. Federal Income Tax Consequences” beginning on page 30) would generally recognize gain or loss for U.S. federal income tax purposes upon the exchange of Ashland common stock for Ashland Global common stock in the Reorganization. For more information on the material U.S. federal income tax consequences of the Reorganization, see the section entitled “Description of the Reorganization Proposal—Material U.S. Federal Income Tax Consequences” beginning on page 30.

Our Board may choose to defer or abandon the Reorganization.

Completion of the Reorganization may be deferred or abandoned, at any time prior to consummation, by action of our Board, whether before or after the Special Meeting. Assuming that the reorganization proposal is approved at the Special Meeting, we currently expect the Reorganization to take place before the end of calendar 2016. However, even if shareholders approve the reorganization proposal, the Board may elect not to complete the Reorganization unless it believes we will also complete the Separation. In addition, the Board may defer completion of the Reorganization or may terminate the Merger Agreement and abandon the Reorganization should it determine, for any reason, that the Reorganization would not be in the best interests of us or our shareholders. In the event of such termination and abandonment, the Merger Agreement will become void and none of Ashland, Ashland Global or Merger Sub shall have any liability with respect to such termination and abandonment.

We may not obtain the expected benefits of the Reorganization.

We believe the Reorganization will provide us with benefits in the future, including our reincorporation in the State of Delaware and the facilitation of a tax-efficient Separation. These expected benefits may not be obtained if market conditions or other circumstances prevent us from taking advantage of the strategic, business and other potential flexibility that we expect the Reorganization will afford us. As a result, we may incur the costs of the Reorganization without realizing the possible benefits. In addition, the Reorganization may not be successful in insulating the liabilities of our subsidiaries from each other or from Ashland Global. Ashland Global or its future subsidiaries may be liable for the liabilities of one another, particularly if Ashland Global does not observe corporate formalities or adequately capitalize itself, Valvoline or their respective subsidiaries.

As a shareholder of Ashland Global, a Delaware corporation, your rights after the Reorganization in some instances will be different from, and may be more or less favorable than, your current rights as a shareholder of Ashland, a Kentucky corporation.

Upon the completion of the Reorganization, you will become a shareholder of a public company incorporated in Delaware instead of Kentucky. As a result, your rights as a shareholder will be governed by Delaware corporate law, as opposed to Kentucky corporate law. Delaware corporate law is different in some respects than Kentucky corporate law, as discussed in “Comparative Rights of Holders of Ashland Global Common Stock and Ashland Common Stock”. Some of these differences may be more or less favorable to shareholders.

In addition, Ashland Global’s Amended and Restated Certificate of Incorporation, the form of which is attached as Annex II to this proxy statement/prospectus (“Ashland Global’s Certificate”) and Amended and Restated By-laws, the form of which is attached as Annex III to this proxy statement/prospectus (“Ashland Global’s By-laws” and together with Ashland Global’s Certificate, “Ashland Global’s Organizational Documents”) will be different from Ashland’s Fourth Restated Articles of Incorporation (“Ashland’s Articles”) and Ashland’s By-laws, as amended (“Ashland’s By-laws and together with Ashland’s Articles, “Ashland’s Organizational Documents”), as discussed in “Comparative Rights of Holders of Ashland Global Common Stock and Ashland Common Stock”. Some of these differences may be more or less favorable to shareholders.

You should carefully review Ashland Global’s Organizational Documents, which will govern your rights as a shareholder of Ashland Global, as well as “Description of Ashland Global Capital Stock” and “Comparative Rights of Holders of Ashland Global Common Stock and Ashland Common Stock”.

Delaware law and Ashland Global’s Organizational Documents may impede or discourage a takeover that you may consider favorable.

Although Delaware law and Ashland Global’s Organizational Documents generally contain provisions similar to Kentucky law and Ashland’s Organizational Documents, certain provisions in Delaware law and Ashland Global’s Organizational Documents could have the effect of delaying, deferring or preventing a change in control of Ashland Global, discourage others from making tender offers for Ashland Global’s shares, lower the market price of Ashland Global’s stock or delay the ability of our shareholders to change our management, even if such changes would be beneficial to our shareholders. These provisions of Delaware law and Ashland Global’s Organizational Documents include:

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that Section 203 of the Delaware General Corporation Law (“DGCL”) will prevent us from engaging in a business combination with a person who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock, unless board or shareholder approval were obtained;

•	the availability under Ashland Global’s Certificate of authorized but unissued shares of stock for issuance by Ashland Global from time to time at the discretion of the Board;

•	requirements in Ashland Global’s By-laws for advance notice to raise business or make nominations at a meeting of shareholders;

•	that under Ashland Global’s Certificate shareholder actions can only be effected at a duly called meeting of shareholders or by unanimous written consent; and

•	that under Delaware law only the Board may call a special meeting of Ashland Global’s shareholders unless otherwise provided in Ashland Global’s Certificate or Ashland Global’s By-laws.

You should carefully review Ashland Global’s Organizational Documents, which will govern your rights as a shareholder of Ashland Global, as well as “Description of Ashland Global Capital Stock” and “Comparative Rights of Holders of Ashland Global Common Stock and Ashland Common Stock”.

As a holding company, Ashland Global will depend on dividends from its operating subsidiaries to satisfy its obligations.

After the completion of the Reorganization, Ashland Global will be a holding company with no business operations of its own. Its only significant assets will be the outstanding equity interests in Ashland and Valvoline. As a result, it will rely on funds from us, Valvoline (until the Final Separation) and any subsidiaries that it may form in the future to meet its obligations.

If shareholders exercise dissenters’ rights in connection with the Reorganization, we may be forced to spend a material amount of our available cash to pay the fair value of such shareholders’ stock or settle such dissenters’ rights claims.

Under Kentucky law, if the Reorganization is consummated, our shareholders will have certain rights to dissent and to receive payment for their shares of our common stock. See “Description of the Reorganization Proposal—Dissenters’ Rights”, beginning on page 32, for a more detailed discussion. Upon the proper exercise of dissenters’ rights, we will be obligated to pay the fair value of such shares, plus accrued interest. If dissenters’ rights are exercised in respect of a significant number of our shares or if dissenting shareholders disagree with our estimate of the fair value of their shares, the costs of the Reorganization may materially increase and we may be forced to spend a material amount of our available cash in settlement of such dissenters’ rights claims.

Risks Related to the Separation

The Final Separation could result in significant tax liability to Ashland Global and its shareholders.

Ashland Global expects to obtain a written opinion of counsel to the effect that the Final Separation should qualify for non-recognition of gain and loss under Section 355 of the Code. The opinion of counsel would not address any U.S. state or local or foreign tax consequences of the Final Separation. The opinion will assume that the Final Separation will be completed according to the terms of the separation agreement and will rely on the facts as described in the separation agreement, the tax matters agreement, other ancillary agreements, the information statement to be distributed to Ashland Global’s shareholders in connection with the Final Separation and a number of other documents. In addition, the opinion will be based on certain representations as to factual matters from, and certain covenants by, Ashland Global and Valvoline. The opinion cannot be relied on if any of the assumptions, representations or covenants is incorrect, incomplete or inaccurate or is violated in any material respect. The opinion will be based on current law and cannot be relied upon if current law changes with retroactive effect.

The opinion of counsel will not be binding on the IRS or the courts, and there can be no assurance that the IRS or a court will not take a contrary position. Ashland has not requested, and, as long as shareholders approve the reorganization proposal, neither Ashland nor Ashland Global intends to request, a ruling from the IRS regarding the U.S. federal income tax consequences of the Final Separation.

If the Final Separation were determined not to qualify for non-recognition of gain and loss, Ashland Global shareholders could be subject to tax. In this case, each Ashland Global shareholder who receives Valvoline common stock in the Final Separation would generally be treated as receiving a distribution in an amount equal to the fair market value of the Valvoline common stock received, which would generally result in (i) a taxable dividend to the Ashland Global shareholder to the extent of that Ashland Global shareholder’s pro rata share of Ashland Global’s current and accumulated earnings and profits; (ii) a reduction in the Ashland Global shareholder’s basis (but not below zero) in Ashland Global common stock to the extent the amount received exceeds the shareholder’s share of Ashland Global’s earnings and profits; and (iii) a taxable gain from the exchange of Ashland Global common stock to the extent the amount received exceeds the sum of the Ashland Global shareholder’s share of Ashland Global’s earnings and profits and the Ashland Global shareholder’s basis in its Ashland Global common stock.

If the Final Separation were determined not to qualify for non-recognition of gain and loss, then Ashland Global would recognize gain in an amount up to the fair market value of the Valvoline common stock it distributed in the Final Separation. In addition, certain reorganization transactions undertaken in connection with the Separation could be determined to be taxable, which could result in additional taxable gain. Under certain circumstances (as described below under “Certain Transactions with Related Parties—Relationship Between Ashland Global and Valvoline Following the Separation—Tax Matters Agreement”), Valvoline could have an indemnification obligation to Ashland Global with respect to tax on any such gain.

The IPO and certain internal reorganization transactions undertaken during the initial phase of the Separation could give rise to material tax liabilities to Ashland or Ashland Global.

Ashland and Ashland Global expect that the IPO and certain internal reorganization transactions undertaken to effectuate the Separation should be nontaxable transactions for U.S. federal income tax purposes and intend to obtain a written opinion of counsel to that effect. The opinion will be based on certain assumptions and representations as to factual matters from Ashland, Ashland Global and Valvoline, as well as certain covenants by those parties. The opinion cannot be relied upon if any of the assumptions, representations or covenants is incorrect, incomplete or inaccurate or is violated in any material respect. The opinion of counsel is not binding upon the IRS or the courts, and there is no assurance that the IRS or a court will not take a contrary position. It is possible that the IRS or a state or local taxing authority could take the position that those reorganization transactions or the receipt of proceeds of the IPO result in the recognition of significant taxable gain by Ashland or Ashland Global, in which case Ashland or Ashland Global may be subject to material tax liabilities.

The initial phase of the Separation and the Final Separation will each involve significant time and expense and may not be completed in accordance with the expected plans or anticipated timeline, or at all. Even if both the initial phase of the Separation and the Final Separation are completed in accordance with the expected plans and timeline, we may not achieve some or all of the expected benefits of the Separation.

The initial phase of the Separation is intended to be completed as soon as practicable, but is not anticipated to be completed prior to the fourth calendar quarter of 2016. The Final Separation is expected to take approximately six additional months. Each of the initial Separation and the Final Separation is subject to final approval from the Board. In addition, other unanticipated developments, including changes to the competitive environment for the Ashland Global businesses or the Valvoline business, possible delays in obtaining or failure to obtain tax opinions, regulatory or other approvals or clearances to approve or facilitate the Separation, adverse changes in laws or regulations, uncertainty in financial markets and other challenges in executing the Separation as planned, could delay or prevent the initial phase of the Separation and/or the Final Separation, or cause the Separation to occur on terms or conditions that are different or less favorable than expected.

We expect that the process of completing the initial phase of the Separation and the Final Separation will be time-consuming and involve significant costs and expenses, which may be significantly higher than those currently anticipated and may not yield a discernible benefit if either the initial phase of the Separation or the Final Separation is not completed. We currently anticipate the total cost of the initial phase of the Separation, other than IPO costs, to be approximately $225 million to $275 million, consisting of tax separation costs, advisory fees, financing fees, severance payments and other transaction costs. Also, the time and energy required from our senior management and other employees to plan and execute each of the initial phase of the Separation and the Final Separation may lead to increased costs, increased expenses, negative effects on relationships with business partners, suppliers, and customers, disruptions in operations and ultimately harm our businesses. We may also experience difficulty attracting, retaining and motivating employees during the pendency of each the initial phase of the Separation and the Final Separation, which could also harm our businesses.

If the Separation is completed, there is a further risk that the sum of the value of the two independent, publicly traded companies will be less than our value before the Separation. There is also a risk that the completed Separation will not meet all of the intended financial, strategic, and operational benefits that were the impetus for our decision to separate the Company and that the Separation will adversely affect our operating results and financial condition.

Even if shareholders approve the reorganization proposal and the Reorganization is ultimately consummated, there can be no assurances that the Separation will be consummated.

We expect the Reorganization to help facilitate the Separation by allowing us to organize and segregate the assets of our different businesses in a tax-efficient manner prior to the Separation. However, whether or not the reorganization proposal is approved and the Reorganization is ultimately consummated, there can be no assurances that the Separation will be completed. In addition, the Separation remains subject to a number of contingencies, including final approval by our Board. In the event we believe the Separation is unlikely to occur, we may elect not to complete the Reorganization, even if approved by shareholders.

The historical and pro forma financial information included in this proxy statement/prospectus is not necessarily representative of the results Ashland Global would have achieved as a separate, publicly traded company and may not be a reliable indicator of future results.

The historical financial information of Ashland, which will become the historical financial information of Ashland Global following the Reorganization, does not reflect, and the pro forma financial information of Ashland Global included in this proxy statement/prospectus or incorporated by reference herein may not reflect, what the financial position, results of operations or cash flows of Ashland Global would have been had the initial phase of the Separation and/or the Final Separation been completed prior to the periods presented, or what the financial position, results of operations or cash flows of Ashland Global will be in the future if the initial phase of the Separation and/or the Final Separation is completed.

The pro forma financial information included in this proxy statement/prospectus includes adjustments based upon available information believed to be reasonable. However, the assumptions may change and actual results may differ. For additional information about the basis of presentation of Ashland Global’s pro forma financial information and Ashland’s historical financial information included in this proxy statement/prospectus, see “Certain Financial Information”, “Selected Historical Consolidated Financial Information for Ashland”, “Selected Unaudited Pro Forma Consolidated Financial Information for Ashland Global”, “Comparative Historical and Unaudited Pro Forma Per Share Data” and “Unaudited Pro Forma Consolidated Financial Information for Ashland Global”.

We will be subject to business uncertainties while we pursue the planned Separation, which could adversely affect our business and operations.

As a result of the planned Separation, it is possible that some customers, suppliers and other persons with whom we have business relationships may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationship with us, which could have an adverse effect on our revenues, earnings and cash available for distribution, as well as the market price of our common stock, regardless of whether the Separation is completed. Furthermore, the process of planning to separate two businesses can divert management attention and resources and could ultimately have an adverse effect on us.

Our business, financial condition and results of operations may be adversely affected if we are not able to obtain consents to assign certain contracts.

The separation agreement provides for the assignment of a number of contracts in the event the Separation is completed. Certain of these contracts require the contractual counterparty’s consent to such an assignment. While a number of these consents have already been obtained, we may be unable to obtain the remaining consents on terms favorable to us or at all, which could have a material adverse impact on our business, financial condition and results of operations.

If the Separation is completed, Valvoline will indemnify Ashland Global for certain liabilities. However, there can be no assurance that the indemnity will be sufficient to insure Ashland Global against the full amount of such liabilities, or that Valvoline’s ability to satisfy its indemnification obligation will not be impaired in the future.

Pursuant to the separation agreement and certain other agreements with Valvoline, Valvoline will agree to indemnify Ashland Global for certain liabilities if the Separation is completed. However, third parties could also seek to hold Ashland Global responsible for any of the liabilities that Valvoline has agreed to retain, and there can be no assurance that the indemnity from Valvoline will be sufficient to protect Ashland Global against the full amount of such liabilities, or that Valvoline will be able to fully satisfy its indemnification obligations in the future. Even if Ashland Global ultimately succeeds in recovering from Valvoline any amounts for which we are held liable, Ashland Global may be temporarily required to bear these losses. Each of these risks could negatively affect the business, financial position, results of operations and cash flows of Ashland Global.

Ashland Global will be subject to continuing contingent liabilities of Valvoline even if the Separation is completed.

Even if the Separation is completed, there are several significant areas where the liabilities of Valvoline may become Ashland Global’s obligations. For example, under the Internal Revenue Code and the related rules and regulations, each corporation that is a member of the consolidated U.S. federal income tax return group of Ashland during a taxable period or portion of a taxable period ending on or before the effective date of the Separation will be severally liable for the U.S. federal income tax liability of the consolidated U.S. federal income tax return group of Ashland for that taxable period. Consequently, if Valvoline is unable to pay its consolidated U.S. federal income tax liability for a pre-Separation period, Ashland Global could be required to pay the amount of such tax, which could be substantial and in excess of the amount allocated to Ashland Global under the tax matters agreement. Other provisions of federal law establish similar liability for other matters, including laws governing tax-qualified pension plans, as well as other contingent liabilities.

Ashland Global’s inability to resolve favorably any disputes that arise between it and Valvoline with respect to past and ongoing relationships may adversely affect Ashland Global’s operating results.

Disputes may arise between Valvoline and Ashland Global in a number of areas relating to their ongoing relationships, including:

•	labor, tax, employee benefit, indemnification and other matters arising from our separation from Valvoline;

•	business combinations involving Ashland Global; and

•	the nature, quality and pricing of services Ashland Global has agreed to provide Valvoline.

Ashland Global may not be able to resolve potential conflicts, and even if it does, the resolution may be less favorable than if Ashland Global were dealing with an unaffiliated party.

If the Separation is completed, conflicts of interest, or the appearance of conflicts of interest, may develop between the management and directors of Ashland Global, on the one hand, and the management and directors of Valvoline, on the other hand.

If the Separation is completed, the management and directors of Ashland Global and Valvoline may own both Ashland Global common stock and Valvoline common stock. This ownership overlap could create, or appear to create, potential conflicts of interest when Ashland Global’s and Valvoline’s directors and executive officers face decisions that could have different implications for Ashland Global and Valvoline. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between Ashland Global and Valvoline regarding terms of the agreements governing the Separation and the relationship between Ashland Global and Valvoline thereafter, including the separation agreement, the employee matters agreement, the tax matters agreement, the transition services agreements or any other commercial agreements between Ashland Global and Valvoline. Potential conflicts of interest could also arise if Ashland Global and Valvoline enter into commercial arrangements in the future.

In addition, Mr. Wulfsohn will serve as Non-Executive Chairman of the Board of Directors of Valvoline, while retaining his role as Chairman and Chief Executive Officer of Ashland and certain of our independent directors may serve as directors of Valvoline after the initial Separation, while retaining their roles as directors of Ashland Global. The fact that Mr. Wulfsohn or these directors hold positions with both Ashland Global and Valvoline could create, or appear to create, potential conflicts of interest for Mr. Wulfsohn or these directors when they face decisions that may affect both Ashland Global and Valvoline. Mr. Wulfsohn may also face conflicts of interest with regard to the allocation of his time between Ashland Global and Valvoline.

If the Separation is completed Ashland Global will be a smaller company, which could result in increased costs because of a decrease in purchasing power. Ashland Global may also experience decreased revenue due to difficulty maintaining existing customer relationships and obtaining new customers.

We are currently able to take advantage of our size and purchasing power in procuring goods, technology and services, including insurance, employee benefit support and audit and other professional services. If the Separation is completed, Ashland Global will be a smaller company and may not have access to financial and other resources comparable to those available to it prior to the Separation. As a smaller company, Ashland Global may be unable to obtain office space, goods, technology and services at prices or on terms as favorable as those available to it prior to the Separation, which could increase its costs and reduce its profitability. Ashland Global’s future success depends on its ability to maintain its current relationships with existing customers, and it may have difficulty attracting new customers.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement/prospectus, and in the documents incorporated by reference in this proxy statement/prospectus, contain “forward-looking” information, as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which represent our management’s beliefs and assumptions concerning future events. We have identified some of these forward-looking statements with words such as “anticipates”, “believes”, “expects”, “estimates”, “is likely”, “predicts”, “projects”, “forecasts”, “objectives”, “may”, “will”, “should”, “plans” and “intends” and the negative of these words or other comparable terminology. In addition, we may from time to time make forward-looking statements in its annual report, quarterly reports and other filings with the SEC, news releases and other written and oral communications.

These forward-looking statements are based on our expectations and assumptions, as of the date such statements are made, regarding our future operating performance and financial condition, including the proposed separation of the Ashland Global businesses and Valvoline business, the proposed IPO of the Valvoline business, the expected timetable for completing the IPO, the Reorganization and the Separation, the future financial and operating performance of each company, strategic and competitive advantages of each company, the leadership of each company, and future opportunities for each company, as well as the economy and other future events or circumstances. Our expectations and assumptions include, without limitation, internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, operating efficiencies and economic conditions (such as prices, supply and demand, cost of raw materials, and the ability to recover raw-material cost increases through price increases), and risks and uncertainties associated with the following: the possibility that the proposed IPO, Reorganization or Separation will not be consummated within the anticipated time period or at all, including as the result of regulatory, market or other factors or the failure to obtain shareholder approval of the reorganization proposal; the potential for disruption to our business in connection with the proposed IPO, Reorganization or Separation; the potential that Ashland Global and Valvoline do not realize all of the expected benefits of the proposed IPO, Reorganization or Separation or obtain the expected credit ratings following the proposed IPO, Reorganization or Separation; our substantial indebtedness (including the possibility that such indebtedness and related restrictive covenants may adversely affect our future cash flows, results of operations, financial condition and its ability to repay debt); the impact of acquisitions and/or divestitures we have made or may make (including the possibility that we may not realize the anticipated benefits from such transactions); severe weather, natural disasters, and legal proceedings and claims (including environmental and asbestos matters). Various risks and uncertainties may cause actual results to differ materially from those stated, projected or implied by any forward-looking statements, including, without limitation, risks and uncertainties affecting us that are described in our most recent Form 10-K and Form 10-Q (including Item 1A Risk Factors) filed with the SEC, which are available on our website at http://investor.ashland.com or on the SEC’s website at http://www.sec.gov. We believe our expectations and assumptions are reasonable, but there can be no assurance that the expectations reflected herein will be achieved. Unless legally required, we undertake no obligation to update any forward-looking statements made in this proxy statement/prospectus whether as a result of new information, future event or otherwise.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION FOR ASHLAND

The following table sets forth selected historical consolidated financial data for Ashland as of and for the six months ended March 31, 2016 and 2015 and as of and for the years ended September 30, 2015, 2014, 2013, 2012 and 2011. The following selected historical financial information of Ashland is being provided to assist you in your analysis of the financial aspects of the Reorganization. Ashland derived the selected historical financial information as of and for the six months ended March 31, 2016 and 2015 from its unaudited condensed consolidated financial statements and the selected historical financial information as of and for the years ended September 30, 2015, 2014, 2013, 2012, and 2011 from its audited consolidated financial statements. The information set forth below is only a summary that you should read together with the audited consolidated financial statements of Ashland and the accompanying notes thereto, as well as the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Ashland’s Annual Report on Form 10-K for the year ended September 30, 2015 and Ashland’s Quarterly Report on Form 10-Q for the period ended March 31, 2016 that were previously filed with the SEC and are incorporated by reference into this proxy statement/prospectus. The selected historical financial information may not be indicative of the future performance of Ashland and give no effect to the Separation. For more information, see “Where You Can Find Additional Information” beginning on page 70 of this proxy statement/prospectus.

	Six months ended March 31,		Year ended September 30,
	2016	2015	2015	2014	2013	2012	2011
	(in millions, except per share data)
Summary of Operations Data:
Sales	$2,410	$2,741	$5,387	$6,121	$6,091	$6,472	$4,600
Cost of sales	1,595	1,906	3,814	4,605	4,304	4,813	3,563

Gross profit	815	835	1,573	1,516	1,787	1,659	1,037

Selling, general and administrative expense	483	429	1,028	1,358	670	1,327	980
Research and development expense	49	50	110	114	142	104	49
Equity and other income	15	6	23	2	64	53	45

Operating income	298	362	458	46	1,039	281	53

Net interest and other financing expense	85	81	174	166	282	317	121
Net gain (loss) on divestitures	-	(118)	(115)	4	(8)	(7)	2
Other expense	-	-	-	-	-	-	1

Income (loss) from continuing operations before income taxes	213	163	169	(116)	749	(43)	(67)
Income tax expense (benefit)	35	27	(22)	(188)	196	(57)	(70)

Income from continuing operations	178	136	191	72	553	14	3
Income (loss) from discontinued operations (net of tax)	(2)	121	118	161	130	12	411

Net income	$176	$257	$309	$233	$683	$26	$414

Cash Flow Data:
Cash flows from operating activities from continuing operations	$250	$96	$89	$580	$653	$189	$50
Additions to property, plant and equipment	103	86	265	248	264	242	152
Cash dividends	48	46	98	103	88	63	51
Per Share Data:
Basic earnings per share
Income from continuing operations	$2.79	$1.97	$2.81	$0.94	$7.06	$0.18	$0.05
Net income	2.76	3.73	4.54	3.04	8.71	0.33	5.28
Diluted earnings per share
Income from continuing operations	2.76	1.95	2.78	0.93	6.95	0.17	0.05
Net income	2.73	3.68	4.48	3.00	8.57	0.33	5.17

Dividends	0.78	0.68	1.46	1.36	1.13	0.80	0.65

	As of March 31,		As of September 30,
	2016	2015	2015	2014	2013	2012	2011
	(in millions, except per share data)
Balance Sheet Data
Current assets (a)	$2,912	$2,782	$3,093	$3,443	$2,766	$3,093	$3,223
Current liabilities (a)	1,702	1,250	1,442	1,679	1,723	1,911	1,732

Working capital (a)	$1,210	$1,532	$1,651	$1,764	$1,043	$1,182	$1,491

Total assets (a)	$9,901	$9,768	$10,054	$10,907	$11,964	$12,441	$12,736
Short-term debt	694	233	326	329	308	344	83
Long-term debt (including current portion and debt issuance cost discounts) (b)	3,383	2,924	3,403	2,920	2,922	3,193	3,676
Stockholders’ equity	2,723	3,019	3,037	3,583	4,553	4,029	4,135

(a)

As a result of the retrospective adoption of the Accounting Standards Update (ASU) 2015-17 at March 31, 2016, the September 30, 2014 through 2011 and March 31, 2015 deferred tax balances have been reclassified from previous SEC filings to reflect the post-adoption presentation of current deferred tax assets and liabilities as noncurrent. The balances as of March 31, 2016 and September 30, 2015 agree to the corresponding balances in Ashland’s Quarterly Report on Form 10-Q for the period ended March 31, 2016, as these already reflect the adoption of this new guidance.

(b)

The balance as of March 31, 2015 has been revised from its previously reported figure to reflect the adoption of ASU 2015-03 related to the reclassification of deferred debt issuance costs from noncurrent assets to long-term debt.

CERTAIN FINANCIAL INFORMATION

We have not provided historical financial statements of Ashland Global because, prior to the Reorganization, it will have no assets, liabilities or operations other than those incident to its formation. For selected historical consolidated financial data of Ashland, see “Selected Historical Consolidated Financial Information for Ashland” beginning on page 20. We have not provided pro forma financial information giving effect solely to the completion of the Reorganization because, immediately after the completion of the Reorganization, the consolidated financial statements of Ashland Global will be the same as Ashland’s consolidated financial statements immediately prior to the Reorganization, and the Reorganization will result in the conversion of each share of Ashland common stock (other than shares held by the shareholders that properly exercise dissenters’ rights) into one share of Ashland Global common stock.

For unaudited pro forma condensed consolidated financial information of Ashland Global giving effect to the Final Separation, see “Unaudited Pro Forma Condensed Consolidated Financial Information for Ashland Global” beginning on page 52. For certain historical and pro forma financial comparative per share information giving effect to the Final Separation, see “Comparative Historical and Unaudited Pro Forma Per Share Data” beginning on page 24.

SELECTED UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION FOR ASHLAND GLOBAL

The following selected unaudited pro forma condensed consolidated financial information consists of selected unaudited pro forma condensed consolidated statement of operations information for the six months ended March 31, 2016 and for the years ended September 30, 2015, 2014 and 2013 and selected unaudited pro forma condensed consolidated balance sheet information as of March 31, 2016.

The following selected unaudited pro forma condensed consolidated financial information is derived from Ashland Global’s unaudited pro forma condensed consolidated financial information included elsewhere in this prospectus. The selected unaudited pro forma condensed consolidated statement of operations information gives effect to the Final Separation as though it had occurred as of October 1, 2012. The selected unaudited pro forma condensed consolidated balance sheet information gives effect to the Final Separation as though it had occurred as of March 31, 2016.

The selected unaudited pro forma condensed consolidated financial information has been derived from and should be read in conjunction with the more detailed unaudited pro forma condensed consolidated financial information appearing elsewhere in this proxy statement/prospectus and the related notes thereto. In addition, the unaudited pro forma condensed consolidated financial information was based on, and should be read in conjunction with, the audited and unaudited consolidated financial statements of Ashland and the related notes thereto, which are incorporated by reference in this proxy statement/prospectus.

The selected unaudited pro forma condensed consolidated financial information is for illustrative and informational purposes only and is not necessarily indicative of what Ashland Global’s financial position or results of operations would have been if it had operated separately from Valvoline during the periods presented or if the Final Separation had actually occurred as of the dates indicated. Readers should not rely on the selected unaudited pro forma condensed consolidated financial information as being indicative of the historical operating results that Ashland would have achieved or any future operating results or financial position that it will experience after the transaction closes. In addition, there is no assurance the Final Separation will occur even if the reorganization proposal is approved by Ashland shareholders. The pro forma adjustments made in connection with the Final Separation are calculated assuming the reorganization proposal is approved by Ashland shareholders.

Selected Unaudited Pro Forma Condensed Consolidated Statement of Operations Information (Dollars in Millions, Except Per Share Data)

	Six Months Ended March 31, 2016	Year Ended September 30, 2015	Year Ended September 30, 2014	Year Ended September 30, 2013
	(Pro Forma)
Sales	$1,474	$3,420	$4,080	$4,095
Income (loss) from continuing operations before income taxes	$35	$78	$(86)	$23
Income from continuing operations	$60	$127	$74	$100
Earnings per Share, Basic and Diluted
Basic	$0.95	$1.87	$0.96	$1.28
Diluted	$0.92	$1.81	$0.94	$1.23

Selected Unaudited Pro Forma Condensed Consolidated Balance Sheet Information

(In millions)

March 31, 2016
(Pro Forma)
Total current assets	$2,344
Total noncurrent assets	$6,230

Total assets	$8,574

Long-term debt (less current portion)	$2,823
Total noncurrent liabilities	$4,248

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following tables should be read in conjunction with Ashland’s historical financial statements and the related notes thereto, which are incorporated by reference in this proxy statement/prospectus, and Ashland Global’s unaudited pro forma condensed consolidated financial information and the related notes thereto, which are included elsewhere in this proxy statement/prospectus.

The tables below reflect historical per share data of Ashland common stock and the unaudited pro forma per share data of Ashland Global giving effect to the Final Separation.

The historical per share data for Ashland common stock below is derived from the audited consolidated financial statements of Ashland for the years ended September 30, 2015, 2014 and 2013 and the unaudited consolidated financial statements of Ashland as of and for the six months ended March 31, 2016, incorporated by reference herein.

The unaudited pro forma per share data for Ashland Global common stock set forth below gives effect to the Final Separation (i) as though it had occurred as of October 1, 2012, in the case of earnings per share data and dividends declared data, and as of March 31, 2016, in the case of book value per share data and (ii) assuming that each outstanding share of Ashland common stock had been converted into one share of Ashland Global common stock. The unaudited pro forma per share data for Ashland Global is derived from the unaudited pro forma condensed consolidated financial information for Ashland Global, included elsewhere in this prospectus. In addition, the unaudited pro forma condensed consolidated financial information was based on, and should be read in conjunction with, the audited and unaudited consolidated financial statements of Ashland and the related notes thereto, which are incorporated by reference in this proxy statement/prospectus.

The unaudited pro forma per share data is for illustrative and informational purposes only and is not necessarily indicative of what the financial positions or results of operations of Ashland Global or Valvoline would have been if they had operated as separate companies during the periods presented or if the Final Separation had actually occurred as of the dates indicated. Readers should not rely on the unaudited pro forma per share data as being indicative of the historical operating results that Ashland would have achieved or any future operating results or financial position that it will experience after the transaction closes. In addition, there is no assurance the Final Separation will occur even if the reorganization proposal is approved by Ashland shareholders. The pro forma adjustments made in connection with the Final Separation are calculated assuming the reorganization proposal is approved by Ashland shareholders.

	As of/For the Six Months Ended March 31, 2016
	As Reported		Pro Forma Adjustment (a)	Pro Forma
Basic earnings per common share from continuing operations	$2.79		(1.84)	0.95
Diluted earnings per common share from continuing operations	$2.76		(1.84)	0.92
Cash dividends declared per common share (c)	$0.78		(0.31)	0.47
Book value per common share	$43.88	(b)	17.09	60.97

	For the Year Ended September 30, 2015
	As Reported	Pro Forma Adjustment (a)	Pro Forma
Basic earnings per common share from continuing operations	$2.81	(0.94)	1.87
Diluted earnings per common share from continuing operations	$2.78	(0.97)	1.81
Cash dividends declared per common share (c)	$1.46	(0.58)	0.88

	For the Year Ended September 30, 2014
	As Reported	Pro Forma Adjustment (a)	Pro Forma
Basic earnings per common share from continuing operations	$0.94	0.02	0.96
Diluted earnings per common share from continuing operations	$0.93	0.01	0.94
Cash dividends declared per common share (c)	$1.36	(0.54)	0.82

	For the Year Ended September 30, 2013
	As Reported	Pro Forma Adjustment (a)	Pro Forma
Basic earnings per common share from continuing operations	$7.06	(5.78)	1.28
Diluted earnings per common share from continuing operations	$6.95	(5.72)	1.23
Cash dividends declared per common share (c)	$1.13	(0.45)	0.68

(a)

The adjustment reflects the elimination of the operations of Valvoline as a result of the Final Separation, as if the Final Separation had occurred on October 1, 2012, in the case of earnings per share data and dividends declared data, and March 31, 2016, in the case of book value per share data. These adjustments are based on the unaudited pro forma condensed consolidated financial information for Ashland Global included within this proxy statement/prospectus.

(b)

Book value per common share, as reported, represents (i) total assets less the sum of (x) total current liabilities plus (y) total noncurrent liabilities, divided by (ii) the number of shares of Ashland’s common stock outstanding, in each case as of March 31, 2016 based on the unaudited pro forma condensed consolidated financial information for Ashland Global included within this proxy statement/prospectus.

(c)	Allocates historical cash dividends per share 60% to Ashland Global and 40% to Valvoline based on expected dividend policies of the respective companies.

DESCRIPTION OF THE REORGANIZATION PROPOSAL

This section of the proxy statement/prospectus describes the reorganization proposal. Although we believe that the description in this section covers the material terms of the reorganization proposal, this summary may not contain all of the information that is important to you. The summary of the material provisions of the Merger Agreement provided below is qualified in its entirety by reference to the full text of the Merger Agreement, which we have attached as Annex I to this proxy statement/prospectus and which we incorporate by reference into this proxy statement/prospectus. You should carefully read the entire proxy statement/prospectus and the Merger Agreement for a more complete understanding of the reorganization proposal. Your approval of the reorganization proposal will constitute your approval of the Merger Agreement, the Reorganization, Ashland Global’s Certificate, the form of which is attached as Annex II to this proxy statement/prospectus and Ashland Global’s By-laws, the form of which is attached as Annex III to this proxy statement/prospectus.

Overview

We are asking you to approve the creation of a new holding company structure for Ashland to help facilitate Ashland’s reincorporation in the State of Delaware and its previously announced plan to separate into two independent, publicly traded companies (one company comprising the Ashland Global businesses and the other comprising the Valvoline business).

The proposal is for shareholders to approve the Merger Agreement by and among (i) Ashland, (ii) Ashland Global and (iii) Merger Sub. Ashland Global and Merger Sub are newly formed entities organized by Ashland for the purpose of participating in the Reorganization.

As a result of the Reorganization, Ashland Global will replace Ashland as the publicly held corporation and, through its subsidiaries, will conduct all of the operations currently conducted by Ashland. Pursuant to the Merger Agreement, Merger Sub will merge with and into Ashland, with Ashland continuing as the surviving corporation, and each outstanding share of Ashland common stock will be automatically converted into one share of Ashland Global common stock. Following consummation of the Reorganization, Ashland will be an indirect, wholly owned subsidiary of Ashland Global and you will own the same ownership percentage of Ashland Global as you owned of Ashland immediately prior to the Reorganization.

The Principal Parties

Ashland Inc.

50 E. RiverCenter Boulevard

P.O. Box 391

Covington, Kentucky 41012-0391

(859) 815-3333

Our company, headquartered in Covington, Kentucky, was organized in 2004 as the successor to a Kentucky corporation of the same name organized in 1936. We are a leading, global specialty chemical company that provides products, services and solutions that meet customers’ needs throughout a variety of industries in more than 100 countries. Our chemistry is used in a wide variety of markets and applications, including adhesives, architectural coatings, automotive, construction, energy, food and beverage, personal care and pharmaceutical. In addition, through our Valvoline business, we are a premium consumer-branded lubricant supplier.

Following the Reorganization, Ashland will become an indirect, wholly owned subsidiary of Ashland Global and shareholders’ existing shares of Ashland common stock will be automatically converted, on a one-for-one basis, into shares of Ashland Global common stock.

Ashland Global Holdings Inc.

50 E. RiverCenter Boulevard

P.O. Box 391

Covington, Kentucky 41012-0391

(859) 815-3333

Ashland Global, a Delaware corporation, is a newly formed, direct, wholly owned subsidiary of Ashland. Ashland formed Ashland Global for the purpose of participating in the transactions contemplated by the Merger Agreement. Prior to the Reorganization, Ashland Global will have no assets or operations other than those incident to its formation. If we complete the Reorganization, Ashland Global will replace Ashland as the publicly held corporation and, through its subsidiaries, will conduct all of the operations currently conducted by Ashland.

Ashland Merger Sub Corp.

50 E. RiverCenter Boulevard

P.O. Box 391

Covington, Kentucky 41012-0391

(859) 815-3333

Merger Sub, a Kentucky corporation, is a newly formed, direct, wholly owned subsidiary of Ashland Global. Ashland caused Merger Sub to be formed for the purpose of participating in the transactions contemplated by the Merger Agreement. Prior to the Reorganization, Merger Sub will have no assets or operations other than those incident to its formation.

Reasons for the Reorganization

Reorganizing into a holding company will allow Ashland to reincorporate in the State of Delaware and will help facilitate the previously announced plan to pursue the separation of Ashland into two independent, publicly traded companies (one company comprising the Ashland Global businesses and the other comprising the Valvoline business) by allowing Ashland to organize and segregate the assets of its different businesses in a tax-efficient manner prior to the Separation. Through this planned separation, we are working to create two strong public companies—Ashland and Valvoline—to maximize long-term shareholder value.

Required Vote

Approval of the reorganization proposal requires the affirmative vote of at least a majority of all of the issued and outstanding shares of Ashland common stock.

You are not being asked to vote on the Separation, and the Separation is not conditioned on shareholder approval of the reorganization proposal. If a sufficient number of affirmative votes are not cast in favor of the reorganization proposal, we intend to continue to pursue the Separation. However, implementing the Separation without the Reorganization could result in substantial delay in commencing the Separation, could make the Separation less tax-efficient and may not achieve the capital structures for Ashland Global and Valvoline that the Board believes will provide an optimal level of financial flexibility for each company to pursue its long-term strategies and maximize the long-term value of the separation to shareholders. In addition, the Separation remains subject to a number of contingencies and there can be no assurances that the Separation will occur. In the event we believe the Separation is unlikely to occur, we may elect not to complete the Reorganization, even if approved by shareholders.

Recommendation of our Board

After careful consideration, our Board concluded that the Reorganization is advisable and in the best interests of Ashland and its shareholders and approved the Merger Agreement. The Board recommends that shareholders vote FOR the approval of the reorganization proposal.

Reorganization Procedure

Ashland currently owns all of the issued and outstanding common stock of Ashland Global and Ashland Global currently owns all of the issued and outstanding common stock of Merger Sub. Following the approval of the Merger Agreement by Ashland shareholders and the satisfaction or waiver of the other conditions to the Reorganization specified in the Merger Agreement (which are described below), Merger Sub will merge with and into Ashland, with Ashland continuing as the surviving corporation, and the separate corporate existence of Merger Sub will cease. As a result of the Reorganization:

•

Each outstanding share of Ashland common stock (other than shares held by shareholders that properly exercise dissenters’ rights) will automatically be converted into one share of Ashland Global common stock and current shareholders of Ashland will become shareholders of Ashland Global;

•	Ashland will become an indirect, wholly owned subsidiary of Ashland Global; and

•	Ashland Global, as the new holding company, will, through its subsidiaries, conduct all of the operations currently conducted by Ashland.

Following the completion of the Reorganization, Ashland Global and its subsidiaries will undertake a series of additional internal restructuring steps. As a result of these additional internal restructuring steps:

•	Ashland Inc. will be converted into a Kentucky limited liability company called “Ashland LLC”;

•	Ashland LLC will be contributed to a new holding company, Ashland Chemco Inc., a Delaware corporation and direct, wholly owned subsidiary of Ashland Global;

•	Ashland Chemco Inc., Ashland LLC and their subsidiaries will own the Ashland Global businesses; and

•	Valvoline Inc., a direct, wholly owned subsidiary of Ashland Global, and its subsidiaries will own the Valvoline business.

Following these additional internal restructuring steps, to complete the initial phase of the Separation, Ashland Global plans to cause Valvoline to do an initial public offering of up to 20% of its common stock.

Pre-Separation and Post-Separation Structure

Below is (i) the current structure of Ashland, (ii) the structure of Ashland Global immediately following the initial phase of the Separation and (iii) the structure of Ashland Global immediately following the Final Separation. Except as indicated, the diagrams below do not include any subsidiaries of Ashland, Ashland Global or Valvoline.

*	Promptly following the Reorganization, Ashland Inc. will be converted into a Kentucky limited liability company called “Ashland LLC”.

Treatment of Common Stock in the Reorganization

Each share of Ashland common stock (other than shares held by shareholders that properly exercise dissenters’ rights) will automatically be converted into one share of Ashland Global common stock. Therefore, after the completion of the Reorganization, you will own the same number and percentage of shares of Ashland Global common stock as you own of Ashland common stock immediately prior to the Reorganization.

The total number of shares of Ashland Global to be issued in the reorganization will not be known until immediately prior to completing the reorganization, but is expected to be up to approximately 62 million shares of Ashland Global based on the number of shares of Ashland common stock currently outstanding, excluding the shares that may be issuable pursuant to outstanding stock appreciation rights, performance share awards, restricted share awards, restricted share units, common stock units and deferred stock units and other incentive awards and deferrals prior to the date the reorganization is expected to be completed (which will also be issuable into shares of Ashland Global following the reorganization).

Treatment of Ashland Equity Incentive Compensation Plans and Outstanding Awards in connection with the Reorganization and the Separation

At the time of the Reorganization, Ashland Global will assume each Ashland Plan, including all stock appreciation rights, performance share awards, restricted share awards, restricted stock units, common stock units and deferred stock units and other incentive awards and deferrals covering shares of Ashland common stock, whether vested or not vested, that are then outstanding under each Ashland Plan and the remaining unallocated reserve of shares of Ashland common stock issuable under each Ashland Plan. At the time of the Reorganization, the reserve of Ashland common stock under each Ashland Plan, whether allocated to outstanding incentive awards under such plan or unallocated at that time, will automatically be converted on a one-share-for-one-share basis into a reserve of shares of Ashland Global common stock, and the terms and conditions that are in effect immediately prior to the Reorganization under each outstanding incentive award and deferral assumed by Ashland Global will continue in full force and effect after the Reorganization, including (without limitation) the vesting schedule and applicable issuance date, the per share exercise price, the expiration date and other applicable termination provisions, except that the shares of common stock issuable under each such award and deferral will be shares of Ashland Global common stock. Incentive awards granted outside of the U.S will generally be treated as described above, except to the extent required by local law.

No adjustments to the Ashland incentive awards and deferrals outstanding under the Ashland Plans will be made in connection with the initial phase of the Separation.

Issuances of Ashland Global Common Stock Under the Ashland Plans

The approval of the reorganization proposal by the holders of Ashland common stock will also constitute approval of the assumption by Ashland Global of each of the Ashland Plans (including the existing share reserves under such plans), which were previously approved by shareholders, and all the outstanding awards under such plans and all future issuances of shares of Ashland Global common stock in lieu of shares of Ashland common stock under each of the Ashland Plans, as each will be amended in connection with the Reorganization without further shareholder action.

Corporate Name Following the Reorganization

The name of the public company following the Reorganization will be “Ashland Global Holdings Inc.”

Conditions to Completion of the Reorganization

We will complete the Reorganization only if each of the following conditions is satisfied or waived:

•

absence of any stop order suspending the effectiveness of the registration statement, of which this proxy statement/prospectus forms a part, relating to the shares of Ashland Global common stock to be issued in the Reorganization;

•	approval of the reorganization proposal by the affirmative vote of at least a majority of all issued and outstanding shares of Ashland common stock;

•	receipt of approval for listing on the NYSE of shares of Ashland Global common stock to be issued in the Reorganization;

•	absence of any order or proceeding that would prohibit or make illegal completion of the Reorganization;

•

receipt by Ashland of a legal opinion of Cravath, Swaine & Moore LLP to the effect that for U.S. federal income tax purposes, the Reorganization should qualify as a “reorganization” within the meaning of Section 368(a) of the Code or a transfer described in Section 351(a) of the Code; and

•

receipt of all material approvals, licenses and certifications from, and notifications and filings to, governmental entities and non-governmental third parties required to be made or obtained in connection with the Reorganization.

Effectiveness of the Reorganization

The Reorganization will become effective on the date we file the Articles of Merger with the Secretary of State of the Commonwealth of Kentucky or a later date that we specify therein.

Termination of Merger Agreement

The Merger Agreement may be terminated at any time prior to the completion of the Reorganization (even after approval by our shareholders) by action of the Board if it determines that, for any reason, the completion of the transactions provided for therein would be inadvisable or not in the best interest of our Company or our shareholders.

Amendment of Merger Agreement

The Merger Agreement may, to the extent permitted by the KBCA, be supplemented, amended or modified at any time prior to the completion of the Reorganization (even after approval by our shareholders), by the mutual consent of the parties thereto.

Material U.S. Federal Income Tax Consequences

The following is a discussion of the material U.S. federal income tax consequences of the Reorganization to U.S. persons who hold Ashland common stock. For purposes of this discussion, we use the term “U.S. person” to mean a beneficial owner that is:

•	a citizen or individual resident of the United States;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created in or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax without regard to its source; or

•

a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Holders of Ashland common stock who are not U.S. persons may have different tax consequences than those described below and are urged to consult their own tax advisors regarding the tax treatment to them under U.S. and non-U.S. laws. This discussion applies only to shareholders who hold Ashland common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes). The discussion assumes that the Reorganization will be completed in accordance with the Merger Agreement and as further described in this proxy statement/prospectus. This discussion is not a complete description of all of the consequences of the Reorganization to a particular holder and may not address U.S. federal income tax consequences applicable to Ashland shareholders subject to special treatment under U.S. federal income tax law, including, without limitation:

•	financial institutions or insurance companies;

•	mutual funds;

•	tax-exempt organizations;

•	pass-through entities or investors in such entities;

•	dealers or brokers in securities or foreign currencies;

•	shareholders who hold individual retirement or other tax-deferred accounts;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	shareholders who actually or constructively own 5 percent or more of the outstanding shares of Ashland common stock;

•	shareholders who hold Ashland common stock as part of a hedge, appreciated financial position, straddle, constructive sale or conversion transaction; or

•	shareholders who acquired their shares of Ashland common stock pursuant to the exercise of employee stock options or otherwise as compensation.

In addition, tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, and under state, local and foreign laws, the alternative minimum tax or under federal laws other than federal income tax laws, are not addressed in this proxy statement/prospectus.

If a partnership, or other entity or arrangement treated as a partnership for U.S. federal income tax purposes is an Ashland shareholder, the tax treatment of a partner in the partnership will depend upon the status of that partner and the activities of the partnership. A partner in a partnership that is an Ashland shareholder is strongly urged to consult with its own tax advisor regarding the tax consequences of the Reorganization.

This discussion is based, and the tax opinion referred to in the following paragraphs will be based, upon the provisions of the Code, applicable Treasury regulations, published positions of the Internal Revenue Service, which we refer to as the IRS, judicial decisions and other applicable authorities, as in effect on the date of the registration statement on Form S-4 of which this proxy statement/prospectus is a part or the date of the tax opinion, as the case may be. There can be no assurance that future legislative, administrative or judicial changes or interpretations, which could apply retroactively, will not affect the accuracy of this discussion or the statements or conclusions set forth in the tax opinion referred to in the following paragraphs. No rulings have been or will be sought from the IRS concerning the tax consequences of the Reorganization, and the tax opinion of counsel to be received in connection with the Reorganization will not be binding on the IRS or any court. There can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Reorganization described in this discussion or the tax opinion of counsel, or that any such contrary position would not be sustained.

Tax matters are complicated, and the tax consequences of the Reorganization to Ashland shareholders will depend on each shareholder’s particular tax situation.

Ashland shareholders are strongly urged to consult with their own tax advisors regarding the tax consequences of the Reorganization, including the effects of U.S. federal, state and local, foreign and other tax laws.

U.S. Federal Income Tax Consequences to Ashland Shareholders

The Reorganization is conditioned on, among other things, Ashland’s receipt of a written opinion from Cravath, Swaine & Moore LLP, tax counsel to Ashland, to the effect that for U.S. federal income tax purposes, the Reorganization should qualify as a “reorganization” within the meaning of Section 368(a) of the Code or a transfer described in Section 351(a) of the Code.

Ashland does not intend to waive this opinion condition to completion of the Reorganization. If Ashland waives this opinion condition after the registration statement of which this proxy statement/prospectus forms a part is declared effective by the SEC, and if the U.S. federal income tax consequences of the Reorganization have materially changed, Ashland will recirculate this proxy statement/prospectus and resolicit the votes of Ashland shareholders.

Subject to qualifications and limitations set forth herein, Cravath, Swaine & Moore LLP, counsel to Ashland, is of the opinion that for U.S. federal income tax purposes:

•

Ashland shareholders (other than Ashland shareholders who exercise dissenters’ rights, as discussed below under “—U.S. Federal Income Tax Consequences to Dissenting Shareholders”) will not recognize any gain or loss in the Reorganization.

•

The aggregate tax basis of the Ashland Global common stock received in the Reorganization by an Ashland shareholder will be the same as such shareholder’s aggregate tax basis in the Ashland common stock surrendered in exchange therefor. The holding period of each share of Ashland Global common stock received in the Reorganization by an Ashland shareholder will include the holding period of the share of Ashland common stock that such shareholder surrendered in exchange therefor.

This opinion of counsel does not address any state, local or foreign tax consequences of the Reorganization. It is based on certain assumptions and representations as to factual matters from Ashland, Ashland Global and Merger Sub, as well as certain covenants by those parties. The opinion cannot be relied upon if any of the assumptions, representations or covenants is incorrect, incomplete or inaccurate or is violated in any material respect. In addition, the opinion is based on current law and cannot be relied upon if current law changes with retroactive effect. The opinion of counsel is not binding upon the IRS or the courts, and there is no assurance that the IRS or a court will not take a contrary position. Ashland does not intend to request a ruling from the IRS regarding any aspects of the U.S. federal income tax consequences of the Reorganization.

U.S. Federal Income Tax Consequences to Dissenting Shareholders

Ashland shareholders are entitled to dissenters’ rights in connection with the Reorganization, subject to properly perfecting such rights. See “—Dissenters’ Rights” below. If an Ashland shareholder receives cash pursuant to the exercise of dissenters’ rights, such shareholder will recognize gain or loss, measured by the difference between the amount of cash received and the tax basis in its shares of Ashland common stock. A holder of Ashland common stock who exercises dissenters’ rights is urged to consult his or her tax advisor.

The discussion of the U.S. federal income tax consequences set forth above is not intended to be a complete analysis or description of all potential U.S. federal income tax consequences of the Reorganization. The discussion set forth above does not address tax consequences that may vary with, or are dependent on, individual circumstances. In addition, the discussion set forth above does not address any non-income tax or any foreign, state or local tax consequences of the Reorganization and does not address the tax consequences of any transaction other than the Reorganization.

Anticipated Accounting Treatment

For accounting purposes, our Reorganization will be treated as a merger of entities under common control. Accordingly, the financial position and results of operations of Ashland will be included in the consolidated financial statements of Ashland Global on the same basis as currently presented.

Authorized Capital Stock

Ashland’s Articles authorize the issuance of 200,000,000 shares of common stock, par value $0.01 per share and 30,000,000 shares of cumulative preferred stock, no par value, in one or more series. Ashland Global’s Certificate, which will govern the rights of our shareholders after the Reorganization, authorizes the issuance of 200,000,000 shares of common stock, par value $0.01 per share and 30,000,000 shares of cumulative preferred stock, no par value, in one or more series. Upon completion of the Reorganization, the number of shares of Ashland Global common stock that will be outstanding will be equal to the number of shares of Ashland common stock (excluding shares held by shareholders that properly exercise dissenters’ rights) outstanding immediately prior to the Reorganization and there will be no shares of Ashland Global preferred stock outstanding. No other shares are presently reserved for any other purpose.

Security Ownership of Directors and Executive Officers

On August 2, 2016, the record date for the Special Meeting, directors, executive officers and their affiliates beneficially owned approximately     % of the issued and outstanding common stock of Ashland. The affirmative vote of a majority of all the issued and outstanding shares of common stock of Ashland is required to approve the reorganization proposal.

Regulatory Requirements in Connection With the Reorganization

The Reorganization is conditioned on, among other things, (i) the SEC declaring effective the registration statement, of which this proxy statement/prospectus forms a part and (ii) receipt of approval for listing on the NYSE of shares of Ashland Global common stock to be issued in the Reorganization. No other material federal or state regulatory requirements must be complied with or material approvals obtained in connection with the Reorganization.

Dissenters’ Rights

If the Reorganization is consummated, our shareholders will have certain rights under Subchapter 271B.13 of the KBCA to dissent and to receive payment for their shares of our common stock.

Prior to the vote on the Reorganization, shareholders who wish to exercise dissenters’ rights must deliver notice to us of their intent to demand payment for their Ashland shares if the Reorganization is effectuated. Such shareholders must not vote in favor of the reorganization proposal or they will forfeit their dissenters’ rights. If the Reorganization is approved by holders of the requisite number of our shares, no later than 10 days thereafter we will deliver a dissenters’ notice to all dissenting shareholders, which will include additional information and procedures for perfecting dissenters’ rights, including (i) where the payment demand must be sent and where and when certificates for certificated shares must be deposited; (ii) the extent of any restrictions on transfer of uncertificated shares after the payment demand is received; and (iii) a date by which we must receive the payment demand, which may not be fewer than 30 nor more than 60 days after the date by which certificates for certificated shares must be delivered.

Pursuant to Section 271B.13-230 of the KBCA, a dissenting shareholder has a duty to demand payment within the requisite time stated in the dissenters’ notice, certify whether the dissenting shareholder acquired beneficial ownership of the shares before the date required that is set forth in the dissenters’ notice, deposit such shareholder’s certificates for certificated shares in accordance with the terms of the dissenters’ notice and comply with the other procedures for perfecting dissenters’ rights specified in the dissenters’ notice. Pursuant to Sections 271B.13-230 and 271B.13-240 of the KBCA, the shares of a shareholder who perfects his, her or its dissenters’ rights by demanding payment and depositing his, her or its share certificates within the requisite times shall retain all rights, other than any restrictions on transfer of uncertificated shares, that the corporation may place on uncertificated shares from the date the demand for payment is received until these rights are cancelled or modified by the taking of the proposed corporate action.

Pursuant to Section 271B.13-250 of the KBCA, as soon as the Reorganization takes place or upon receipt of a payment demand we will be obligated to pay a shareholder who properly perfects his, her or its dissenters’ rights in accordance with the procedures outlined above and in Section 271B.13 of the KBCA our estimate of the fair value of such dissenting shareholder’s shares, plus accrued interest. Section 271B.13-010 of the KBCA defines “fair value” with respect to a dissenter’s shares as the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable, and “interest” as interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

Under Section 271B.13-270 of the KBCA, we may elect to withhold payment required by Section 271B.13-250 if a dissenter was not the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the Reorganization (such shares, “After-acquired Shares”). To the extent Ashland makes such election, after the Reorganization it shall estimate the fair value, plus accrued interest, of such After-acquired Shares and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his or her demand.

Pursuant to Section 271B.13-280 of the KBCA, if the dissenter is dissatisfied with our payment or offer of payment or we fail to make payment in respect of the dissenter’s demand within 60 days after the date set for demanding payment, the dissenter may notify us in writing, not later than 30 days after we made or offered payment for the dissenter’s shares, of such dissenter’s objection. If the shareholder and Ashland cannot settle on an estimate within 60 days of Ashland receiving such objection, Ashland must commence a proceeding and petition a court in Kentucky to determine the fair value of the shares and accrued interest. If Ashland fails to commence the proceeding within the 60 day time period after Ashland receives such objection, Ashland is required to pay the dissenter the amount demanded by the dissenting shareholder.

A copy of Subchapter 271B.13 of the KBCA, which contains the sections described above, is provided in Annex IV to this proxy statement/prospectus.

Markets and Market Prices

Ashland Global common stock is not currently traded on any stock exchange. The completion of the Reorganization is conditioned on the approval for listing of the shares of Ashland Global common stock issuable in the Reorganization (and any other shares to be reserved for issuance in connection with the Reorganization) on the NYSE. Following the Reorganization, we expect Ashland Global common stock to trade on the NYSE under Ashland’s current ticket symbol, “ASH”. On May 27, 2016, the last trading day before the announcement of the reorganization proposal, the closing price per Ashland share was $114.18.

De-listing of Ashland Common Stock

Following the Reorganization, Ashland’s common stock will no longer be quoted on the NYSE and will no longer be registered under the Exchange Act.

Board of Directors and Executive Officers of Ashland Global Following the Reorganization

We expect that the directors and executive officers of Ashland Global following the Reorganization will be the same as those of Ashland immediately prior to the Reorganization. On or prior to the time of the initial Separation, Samuel J. Mitchell Jr. will resign as an officer of Ashland and become Chief Executive Officer of Valvoline.

Interest of Certain Directors and Executive Officers in the Separation

Following the initial Separation, Mr. Wulfsohn will serve as Non-Executive Chairman of the Board of Directors of Valvoline, while retaining his role as Chairman and Chief Executive Officer of Ashland and certain of our independent directors may serve as directors of Valvoline after the initial Separation, while retaining their roles as directors of Ashland Global. The fact that Mr. Wulfsohn or these directors hold positions with both Ashland Global and Valvoline could create, or appear to create, potential conflicts of interest for Mr. Wulfsohn or these directors when they face decisions that may affect both Ashland Global and Valvoline. Mr. Wulfsohn may also face conflicts of interest with regard to the allocation of his time between Ashland Global and Valvoline.

DESCRIPTION OF THE ADJOURNMENT PROPOSAL

General

If there are not sufficient votes at the time of the Special Meeting to approve the reorganization proposal, the Board may propose to adjourn the Special Meeting to a later date or dates in order to permit the solicitation of additional proxies. Under the provisions of Ashland’s By-laws, no notice of adjournment need be given to you other than the announcement of the adjournment at the Special Meeting, unless the adjournment is for more than 120 days or, after the adjournment, a new record date is fixed for the adjourned meeting.

In order to permit proxies that have been received by Ashland at the time of the Special Meeting to be voted for an adjournment, if necessary, Ashland has submitted the adjournment proposal to you as a separate matter for your consideration.

In the adjournment proposal, Ashland is asking you to authorize the holder of any proxy solicited by the Board to vote in favor of adjourning the Special Meeting and any later adjournments. If Ashland’s shareholders approve the adjournment proposal, Ashland could adjourn the Special Meeting, and any adjourned session of the Special Meeting, to use the additional time to solicit additional proxies in favor of the reorganization proposal, including the solicitation of proxies from shareholders that have previously voted against the reorganization proposal. As a result, even if proxies representing a sufficient number of votes against the reorganization proposal have been received, Ashland could adjourn the Special Meeting without a vote on the reorganization proposal and seek to convince the holders of those shares of common stock to change their votes to votes in favor of the reorganization proposal.

The Board believes that if the number of shares of common stock present or represented at the Special Meeting and voting in favor of the reorganization proposal is insufficient to approve the reorganization proposal, it is in the best interests of the shareholders to enable the Board, for a limited period of time, to continue to seek to obtain a sufficient number of additional votes to approve the reorganization proposal.

Required Vote

The affirmative vote of a majority of the shares present in person or by proxy at the Special Meeting, and entitled to vote thereat, is required to approve the adjournment proposal. Abstentions and broker non-votes (i.e., when a broker does not have authority to vote on a specific issue) will be treated as present for the purpose of determining a quorum but as unvoted shares for the purpose of determining the approval of any matter submitted to the shareholders for a vote.

The Board of Directors recommends that shareholders vote FOR the approval of the adjournment proposal.

DESCRIPTION OF ASHLAND GLOBAL CAPITAL STOCK

Ashland Global is incorporated in the State of Delaware. The rights of shareholders of Ashland Global will generally be governed by Delaware law and Ashland Global’s Certificate and Ashland Global’s By-laws, which will be adopted by Ashland Global at the time of the Reorganization in substantially the forms attached as Annex II and Annex III, respectively, to this proxy statement/prospectus. As described under the caption “Comparative Rights of Holders of Ashland Global Common Stock and Ashland Common Stock” beginning on page 41, the rights of shareholders of Ashland Global under Ashland Global’s Organizational Documents and the DGCL are substantially similar to the rights of Ashland shareholders under Ashland’s Organizational Documents and the KBCA. There are differences, however, that are listed under the caption “Comparative Rights of Holders of Ashland Global Common Stock and Ashland Common Stock” beginning on page 41, and you should carefully review that summary in deciding how to vote on the reorganization proposal.

The following is a summary of the material provisions of Ashland Global’s Organizational Documents and certain related provisions of the DGCL. This summary is not complete and is qualified by reference to the full text of Ashland Global’s Certificate, the form of which is attached as Annex II to this proxy statement/prospectus, and Ashland Global’s By-laws, the form of which is attached as Annex III to this proxy statement/prospectus.

General

Upon completion of the Reorganization, the authorized capital of Ashland Global will consist of:

•	200,000,000 shares of common stock, $0.01 par value, and

•	30,000,000 shares of preferred stock, no par value, in one or more series.

Upon completion of the Reorganization, the number of shares of Ashland Global common stock that will be outstanding will be equal to the number of shares of Ashland common stock (excluding shares held by shareholders that properly exercise dissenters’ rights) outstanding immediately prior to the Reorganization and there will be no shares of Ashland Global preferred stock outstanding.

Common Stock

Voting Rights.    Each share of common stock entitles its holder to one vote in the election of directors and other matters properly submitted to a vote of the holders of Ashland Global common stock; provided, however, that, except where required by law, holders of Ashland Global common stock will not be entitled to vote on any amendment to Ashland Global’s Certificate (including any certificate of designation relating to any series of preferred stock) that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon.

Dividend Rights.    Subject to any prior rights of the holders of any preferred stock that may be outstanding, holders of common stock are entitled to receive, on a pro rata basis, such dividends and distributions, if any, as may be lawfully declared from time to time by the Ashland Global board of directors (the “Ashland Global Board”). Declaration and payment of dividends are subject to the discretion of the Ashland Global Board, and the holders of outstanding shares of Ashland Global common stock will be entitled to receive dividends only when declared by the Ashland Global Board. If declared, dividends may be paid in cash, in property or in shares of Ashland Global’s capital stock.

Liquidation Rights.    In the event of Ashland Global’s liquidation, dissolution or winding up, either voluntary or involuntary, subject to any prior rights of the holders of any preferred stock that may be outstanding, the holders of Ashland Global common stock will be entitled to share, ratably according to the number of shares of common stock held by them, in all Ashland Global’s remaining assets legally available for distribution to its shareholders after payment of all of Ashland Global’s prior obligations.

Other.    The holders of Ashland Global common stock will not have preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to Ashland Global common stock.

Preferred Stock

The Ashland Global Board may, by a majority vote and without shareholder approval, designate and issue, out of our unissued authorized shares of preferred stock, shares of preferred stock from time to time in one or more series. Each such series will have such distinctive designation as shall be stated and expressed in the resolution or resolutions adopted by the Ashland Global Board providing for the initial issuance of shares of such series. The Ashland Global Board may fix and determine the preferences, limitations and relative rights of each series of preferred stock, including voting rights (if any), which could have the effect of, among other things, restricting dividends on the Ashland Global common stock, diluting the voting power of the Ashland Global common stock or providing that holders of preferred stock have the right to vote on matters as a class, impairing the liquidation rights of the Ashland Global common stock, or delaying or discouraging a change in control of Ashland Global or the removal of Ashland Global’s existing directors. There are no present plans to issue any shares of preferred stock.

Board of Directors

Size of the Board of Directors.    The board of directors must have at least one director. Under the DGCL, the number of directors may be fixed in the manner provided in the by-laws. Under Ashland Global’s By-laws, the number of directors will be fixed from time to time by resolution of the Ashland Global Board. At the time of the Reorganization, the size of the Ashland Global Board is expected to be ten.

Election of Directors.    Ashland Global’s Certificate and By-laws provide that directors shall be elected at each annual meeting and shall hold office until the next annual meeting of shareholders and until each of their successors has been duly elected and qualified. The vote required for the election of directors, other than in a contested election of directors, shall be the affirmative vote of a majority of the votes cast with respect to a director nominee. In any contested election of directors, the persons receiving the greatest number of the votes cast for their election, up to the number of directors to be elected in such election, shall be deemed elected.

Vacancies on the Board.    Ashland Global’s Certificate provides that, subject to the rights of any preferred stock then outstanding, newly created directorships resulting from any increase in the number of directors may be filled by the Ashland Global Board, and any vacancy occurring on the Ashland Global Board resulting from death, resignation, removal or other cause can be filled only by the affirmative vote of a majority of the directors then in office, whether or not a quorum, or by a sole remaining director. A director appointed to fill such a vacancy will hold office for the remainder of the full term of the Ashland Global Board and until the director’s successor is elected and qualified.

In addition, under Section 223 of the DGCL, if, at the time of the filling of any vacancy or newly created directorship, the directors in office constitute less than a majority of the whole board of directors (as constituted immediately before any such increase), the Delaware Court of Chancery may, upon application of any shareholder or shareholders holding at least 10 percent of the total number of outstanding shares entitled to vote for such directors, summarily order an election to fill any such vacancy or newly created directorship, or replace the directors chosen by the directors then in office.

Removal.    Section 141(k) of the DGCL provides in relevant part that any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. As required by the DGCL, Ashland Global’s directors will be subject to removal under this statutory standard and therefore may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

No Cumulative Voting.    Under the DGCL, the right to vote cumulatively in director elections does not exist unless a corporation’s certificate of incorporation specifically authorizes cumulative voting. Ashland Global’s Certificate will not grant shareholders the right to vote cumulatively.

Ability to Call Special Meetings of the Shareholders

Section 211(d) of the DGCL provides that a special meeting of shareholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or by-laws. Ashland Global’s By-laws provide that a special meeting of shareholders may be called by a majority of the members of the Ashland Global Board.

Action by Written Consent of the Shareholders

Section 228(a) of the DGCL provides that, unless otherwise provided in the certificate of incorporation, shareholders may act by written consent of the holders of the minimum number of votes that would be needed to approve such a matter at an annual or special meeting of shareholders at which all shares entitled to vote were present and voted.

Under Ashland Global’s Certificate, subject to the rights of the holders of any outstanding series of preferred stock, any action required or permitted to be taken by Ashland Global’s shareholders may be effected by the unanimous written consent of such shareholders.

Notice of Meetings of Shareholders

Ashland Global’s By-laws require notice to shareholders of the place, date, and time of each annual and special meeting of shareholders at least 10 days, but no more than 60 days, before the meeting date. Notice of a special meeting must also state the purpose for which the meeting is being called. Under Ashland Global’s By-Laws, notice of adjournment of a meeting of the shareholders need not be given if the place, date and hour to which the meeting is adjourned are announced at such meeting, unless, as required by the DGCL, the adjournment is for more than 30 days or, after adjournment, a new record date is fixed for the adjourned meeting.

Advance Notice Requirements for Shareholder Nominations and Proposals

Ashland Global’s By-laws require shareholders seeking to nominate persons for election as directors at an annual or special meeting of shareholders, or to bring other business before an annual or special meeting, to provide timely notice, in proper form, to Ashland Global’s corporate secretary. To be timely in the case of an annual meeting, a shareholder’s notice generally must be received between 90 and 120 days prior to the first anniversary of the date of the immediately preceding annual meeting; provided, however, if the annual meeting of the shareholders is more than 30 days earlier or more than 60 days later than such anniversary date, notice by the shareholder must be received not earlier than the 120th day prior to such annual meeting and not later than the close of business on the 10th day following the day on which public announcement of such meeting is first made. To be timely in the case of a special meeting, a shareholder’s notice must be received no later than the close of business on the 10th day following the date on which public announcement of such meeting is first made.

Such notice must be in proper written form and must set forth certain information described in Ashland Global’s By-laws related to the shareholder giving the notice, any other beneficial owner of Ashland Global capital stock owned by such shareholder and certain affiliates of the foregoing.

Dividends

Subject to any restrictions in the certificate of incorporation, the DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus”, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation cannot be less than the aggregate par value of all issued shares of capital stock. Net assets equals total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Under Ashland Global’s Certificate, subject to applicable law and any preference of any outstanding series of preferred stock, dividends may be declared and paid on the common stock at such times and in such amounts as the Ashland Global Board in its discretion shall determine.

Amendment to Certificate of Incorporation

The DGCL provides that amendments to the certificate of incorporation generally require the board of directors to adopt a resolution setting forth the proposed amendment, which must then be approved by the affirmative vote of a majority of the voting power of outstanding stock entitled to vote thereon and a majority of the voting power of outstanding stock of each class entitled to vote thereon separately as a class. However, a corporation’s certificate of incorporation may provide for a greater vote.

In addition to any vote required by law, Ashland Global’s Certificate requires the affirmative vote of holders of at least 80% of the voting power of the then outstanding voting stock of Ashland Global, voting together as a single class, to amend, alter, change, or repeal or to adopt any provision inconsistent with the provisions regarding (i) this 80% voting requirement; (ii) the board size, vacancies and terms of office and election and nomination of directors; (iii) action by written consent of the shareholders and (iv) the adoption, amendment or repeal of by-laws.

Ashland Global’s Certificate also provides that, except as otherwise required by law, holders of common stock, as such, shall not be entitled to vote on any amendment to Ashland Global’s Certificate (including any certificate of designation relating to any series of preferred stock) that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to Ashland Global’s Certificate (including any certificate of designation relating to any series of preferred stock) or pursuant to the DGCL.

Amendment to By-laws

Under the DGCL, the power to adopt, alter and repeal by-laws is vested in the shareholders, except to the extent that a corporation’s certificate of incorporation vests concurrent power in the board of directors.

Ashland Global’s Certificate expressly authorize the Ashland Global Board to adopt, repeal, alter or amend Ashland Global’s By-laws by the vote of a majority of the entire Ashland Global Board or such greater vote as shall be specified in the By-laws.

Ashland Global’s Certificate expressly provides that for shareholders to adopt, alter, amend or repeal by-laws, the affirmative vote of the holders of at least 80% of the then outstanding voting power of Ashland Global, voting as a single class, is required.

Mergers, Consolidations or Certain Dispositions

Under the DGCL, a merger, consolidation or sale of all or substantially all of a corporation’s assets must be approved by the board of directors and by a majority of the outstanding stock of the corporation entitled to vote thereon.

However, no vote of shareholders of a constituent corporation surviving a merger is required under the DGCL, unless the corporation provides otherwise in its certificate of incorporation, if: (i) the merger agreement does not amend the certificate of incorporation of the surviving corporation; (ii) each share of stock of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger; and (iii) either no shares of common stock of the surviving corporation are to be issued or delivered pursuant to the merger or, if such common stock will be issued or delivered, it will not increase the number of shares of common stock outstanding immediately before the merger by more than 20%.

Appraisal Rights

The DGCL provides shareholders of a corporation involved in a merger the right to demand and receive payment in cash of the fair value of their stock in certain mergers if the shareholder continuously holds such shares through the effective date of the merger and has neither voted in favor of the merger nor consented thereto in writing. As a general matter, appraisal rights are not available with respect to shares:

•	listed on a national securities exchange; or

•	held of record by more than 2,000 shareholders,

unless holders of shares are required to accept in the merger anything other than any combination of:

•	shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

•

shares of stock (or depository receipts in respect thereof) of another corporation that, at the effective date of the merger, will be (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and

•	cash instead of fractional shares of stock or fractional depository receipts received.

Under the DGCL, appraisal rights may be perfected by the following methods:

(i)

if the proposed merger is submitted to a meeting of shareholders for approval, then the company must notify each applicable shareholder that appraisal rights are available at least 20 days prior to the meeting. Each shareholder electing to demand appraisal shall deliver a written demand prior to the merger vote; or

(ii)

if the proposed merger does not go to a meeting of shareholders, then either the constituent corporation before the merger or the surviving corporation within 10 days thereafter will notify each shareholder of his or her appraisal rights. Each shareholder may then demand appraisal in writing within 20 days.

Anti-Takeover Effects under Certain Delaware Laws

Ashland Global will be subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any “interested stockholder” (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the DGCL defines “business combination” to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Duties of Directors

The Delaware standards of conduct for directors have developed through written opinions of the Delaware courts. Generally, directors of Delaware corporations are subject to a duty of loyalty and a duty of care. The duty of care requires that directors act in an informed and deliberate manner and inform themselves, before making a business decision, of all relevant material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner that the director reasonably believes to be in the best interests of the corporation and its shareholders. When directors act consistently with their duties of loyalty and care, their decisions generally are presumed to be valid under the “business judgment rule”.

Under Delaware law, a member of the board of directors, or a member of any committee designated by the board of directors, will, in the performance of such member’s duties, be fully protected in relying in good faith upon the records of the corporation and upon such information, opinions, reports or statements presented to the corporation by any of the corporation’s officers or employees, or committees of the board of directors, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the corporation.

Limitations on Directors’ Liability

Delaware law permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except that such provision may not limit the liability of a director for (i) any breach of the director’s duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) unlawful payment of dividends or stock purchases or redemptions or (iv) any transaction from which the director derived an improper personal benefit.

Ashland Global’s Certificate provides that, to the fullest extent that the DGCL or any other law of the State of Delaware permits the limitation or elimination of the liability of directors, no director of Ashland Global shall be liable to Ashland Global or its shareholders for monetary damages for breach of fiduciary duty as a director.

Indemnification

The DGCL provides that a corporation may indemnify any individual made, or threatened to be made, a party to any type of proceeding because he or she is or was an officer, director, employee or agent of the corporation, or was serving at the request of the corporation as an officer, director, employee or agent of another corporation or entity, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or, in the case of a criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful. In the case of an action brought by or in the right of the corporation, known as a derivative action, indemnification will be denied if the individual is liable to the corporation, unless otherwise determined by a court.

A corporation must indemnify a present or former director or officer who successfully defends himself or herself in a proceeding to which he or she was a party because he or she was a director or officer of the corporation against expenses actually and reasonably incurred by him or her. Expenses incurred by an officer or director, or any employees or agents as deemed appropriate by the board of directors, in defending civil or criminal proceedings may be paid by the corporation in advance of the final disposition of such proceedings upon receipt of an undertaking to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified.

In general, Ashland Global’s Certificate permits, and Ashland Global’s By-laws require, such indemnification with respect to directors and officers, to the fullest extent permitted under Delaware or other applicable law. Ashland Global is required by its By-laws to advance expenses that will be incurred by a director, officer, employee or agent of Ashland Global, or any person that is or was serving at the request of Ashland Global as a director, officer, employee or agent of another entity (a “Covered Person”) in connection with any such Proceeding.

We also expect to maintain directors’ and officers’ insurance.

Exclusive Forum

Ashland Global’s By-laws provide that, unless Ashland Global consents in writing to the selection of another forum, the Court of Chancery of the State of Delaware shall be the exclusive forum for: (i) any derivative action or proceeding brought on Ashland Global’s behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or employee to Ashland Global or its shareholders, (iii) any action asserting a claim pursuant to the DGCL or (iv) any action asserting a claim governed by the internal affairs doctrine. In the event the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware. Ashland Global’s By-laws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to this provision. Although we believe this provision benefits Ashland Global by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against Ashland Global’s directors and officers.

Transfer Agent

We expect that the transfer agent for Ashland Global common stock will be Wells Fargo.

NYSE Listing

We expect that Ashland Global common stock will be listed on the NYSE under the trading symbol “ASH”.

COMPARATIVE RIGHTS OF HOLDERS OF ASHLAND GLOBAL COMMON STOCK AND ASHLAND COMMON STOCK

After consummation of the Reorganization, former Ashland shareholders will hold shares of Ashland Global common stock and the rights of such holders will be governed by the DGCL and Ashland Global’s Organizational Documents. The rights that will be afforded to Ashland Global shareholders under Ashland Global’s Organizational Documents and the DGCL are substantially similar to the rights afforded to Ashland shareholders under Ashland’s Organizational Documents and the KBCA, respectively. There are differences, however, that are listed below and you should carefully review this summary in deciding how to vote on the reorganization proposal. This summary is not complete and is qualified by reference to the full text of Ashland’s Certificate, filed as Exhibit 3.2 to Ashland’s Form 8-K filed on February 4, 2014, and incorporated by reference herein, Ashland’s By-laws, filed as Exhibit 3.3 to Ashland’s Form 8-K filed on February 4, 2014, and incorporated by reference herein, Ashland Global’s Certificate, the form of which is attached as Annex II to this proxy statement/prospectus, and Ashland Global’s By-laws, the form of which is attached as Annex III to this proxy statement/prospectus.

Capitalization

Ashland	Ashland Global

The authorized capital stock of Ashland currently consists of 200,000,000 shares of common stock, par value $0.01 per share, and 30,000,000 shares of cumulative preferred stock, no par value, which can be issued, from time to time, in one or more series, by resolution of the Ashland Board.	The authorized capital stock of Ashland Global will be identical to Ashland. See “Description of Ashland Global Capital Stock—General”.

Voting Rights of Shareholders

Ashland	Ashland Global

Unless otherwise provided in a resolution by the board of directors, the holders of preferred stock are entitled to one vote for each share of preferred stock held by them on all matters properly presented to shareholders, the holders of common stock and the holders of all series of preferred stock voting together as one class. However, the holders of a series of preferred stock are not entitled to vote those shares if a notice to redeem those shares of preferred stock has been mailed to such holders and Ashland has deposited with a financial institution a sum sufficient to redeem that entire series of preferred stock at the redemption price under an irrevocable obligation to pay the redemption price for the shares of that series of preferred stock.

Each outstanding share of Ashland common stock is entitled to one vote on each matter properly presented to shareholders.

In the same manner as for Ashland, the Ashland Global Board may designate and issue shares of preferred stock from time to time in one or more series and fix and determine the rights, preferences and limitations of any such series, including voting rights (if any).

The voting rights of Ashland Global shareholders will be substantially identical to the voting rights of Ashland shareholders.

Size of the Board of Directors

Ashland	Ashland Global

The board of directors must have at least one director. Ashland’s By-laws state that the exact number of directors is to be determined by a resolution adopted by a majority of the board of directors. Under the KBCA and Ashland’s By-laws, a vote of the shareholders is required to increase or decrease by more than 30% the number of directors from that number last approved by shareholders. The current size of the Ashland Board is ten.	The board of directors must have at least one director. Under the DGCL, the number of directors may be fixed in the manner provided in the by-laws. Under Ashland Global’s By-laws, the number of directors will be fixed from time to time by resolution of the Ashland Global Board. At the time of the Reorganization, the size of the Ashland Global Board is expected to be ten. See “Description of Ashland Global Capital Stock—Board of Directors—Size of the Board of Directors”.

Election of Directors

Ashland	Ashland Global

Ashland’s Articles provide that the members of its board of directors shall be elected at each annual meeting for one-year terms and shall hold office until his or her successor is elected and qualified.	Ashland Global’s directors will be elected in the same manner as Ashland’s directors. See “Description of Ashland Global Capital Stock—Board of Directors—Election of Directors”.

Vacancies on the Board

Ashland	Ashland Global

Ashland’s Articles and Ashland’s By-laws provide that, subject to the rights of any preferred stock then outstanding, any vacancy occurring on the Ashland Board resulting from the death, resignation, removal or other cause shall be filled only by the affirmative vote of a majority of the directors then in office, whether or not a quorum, or by a sole remaining director. Under the KBCA and Ashland’s Articles any vacancy on the Ashland Board resulting from an increase in the number of directors may be filled by the Ashland Board or the shareholders. A director appointed to fill such a vacancy will hold office for the remainder of the full term of the Ashland Board and until the director’s successor is elected and qualified.

Under the KBCA, a vacancy may, in the case of a resignation, be filled before the vacancy occurs. However, the director may not take office until the vacancy occurs.

Vacancies of the Ashland Global Board will be filled in the same manner as for Ashland. See “Description of Ashland Global Capital Stock—Board of Directors—Vacancies on the Board”.

Removal of Directors

Ashland	Ashland Global

Under the KBCA, a director may be removed with or without cause (unless the articles of incorporation provide that directors may be removed only with cause) if the number of votes cast to remove the director exceeds the number of votes cast not to remove the director.

Ashland’s Articles increase the vote required to remove a director without “cause”, requiring the affirmative vote of the holders of at least 80% of the voting power of the then outstanding voting stock of Ashland, voting together as a single class. Ashland’s Articles define “cause” as the willful and continuous failure of a director to substantially perform such director’s duties to Ashland (other than any failure resulting from incapacity due to physical or mental illness) or the willful engagement by a director in gross misconduct materially and demonstrably injurious to Ashland.

Additionally, the KBCA provides that a director may be removed by the shareholders only at a meeting called for that purpose. The meeting notice must state that removal is the purpose, or one of the purposes, of the meeting.

Section 141(k) of the DGCL provides in relevant part that any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

As required by the DGCL, Ashland Global’s directors will be subject to removal under this statutory standard and therefore may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

Ability to Call Special Meetings of Shareholders

Ashland	Ashland Global

Under the KBCA, a special meeting of shareholders may be called by a majority of the members of the board of directors, any person or persons authorized to do so by the corporation’s articles of incorporation or by-laws or by written request to the secretary by holders of not less than 33 1/3% of all the shares entitled to vote at such meeting.

Consistent with the KBCA, Ashland’s By-laws provide that a special meeting of shareholder may be called by written request to the secretary by holders of not less than 33 1/3% of all the shares entitled to vote at such meeting.

Under the DGCL, a special meeting of shareholders may be called by the board of directors or by any person or persons authorized by the certificate of incorporation or the by-laws.

Ashland Global’s By-laws provide that a special meeting of shareholders may be called by a majority of the members of the Ashland Global Board.

Action by Written Consent of Shareholders

Ashland	Ashland Global

Under the KBCA, any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting, and without prior notice (except as noted below), if one or more written consents describing the action taken is signed by all of the shareholders entitled to vote on the action. If the KBCA requires that notice of the proposed action be given to nonvoting shareholders and the action is to be taken by consent of voting shareholders, the corporation must give its nonvoting shareholders written notice of the proposed action at least 10 days before the action is taken.	Under Ashland Global’s Certificate, subject to the rights of the holders of any outstanding series of preferred stock, any action required or permitted to be taken by Ashland Global’s shareholders at a meeting of shareholders may be taken without a meeting if one or more written consents describing the action taken is signed by all of the shareholders entitled to vote on the action.

Notice of Meetings of Shareholders

Ashland	Ashland Global

Both the KBCA and Ashland’s By-laws require notice to shareholders of the place, date, and time of each annual and special meeting of shareholders at least 10 days, but no more than 60 days, before the meeting date. Notice of a special meeting must also state the purpose for which the meeting is being called.

Under Ashland’s By-Laws, notice of adjournment of a meeting of the shareholders need not be given if the place, date and hour to which the meeting is adjourned are announced at such meeting, unless the adjournment is for more than 120 days or, after adjournment, a new record date is fixed for the adjourned meeting.

Under the DGCL and Ashland Global’s By-laws, shareholders will be entitled to the same notice of meetings of shareholders as for Ashland, except that, as required by the DGCL, notice of an adjourned meeting must be given if the adjournment is for more than 30 days. See “Description of Ashland Global Capital Stock—Notice of Meetings of Shareholders”.

Shareholder Proposals

Ashland	Ashland Global

Ashland’s By-laws state that, in order for business to be brought before an annual meeting by a shareholder, the shareholder must give written notice to the secretary of the proposed matter no later than 90 days in advance of such meeting; provided, however, if the annual meeting of the shareholders is held earlier than the last	Ashland Global’s By-laws contain similar requirements for prior written notice of shareholder proposals, including that such proposals generally must be received by the secretary no later than 90 days in advance of such meeting. See “Description of Ashland Global Capital Stock—Advance Notice Requirements for Shareholder Nominations and Proposals”.

Thursday in January, the notice must be given within 10 days after the first public disclosure of the date of the annual meeting.

The notice must set forth certain information described in Ashland’s By-laws.

Director Nominations by Shareholders

Ashland	Ashland Global

Ashland’s By-laws provide that any shareholder entitled to vote for the election of directors may nominate a director. In order for a shareholder to nominate a director for election, the shareholder must give timely written notice to the secretary of Ashland.

The notice must be delivered to, or mailed and received at, Ashland’s principal office:

•   with respect to an annual meeting, no later than 90 days in advance of such meeting (provided that if the annual meeting of the shareholders is held earlier than the last Thursday in January, the notice must be given within 10 days after the first public disclosure of the date of the annual meeting); and

•   with respect to a special meeting, the close of business on the seventh day following the date on which notice of such meeting is first given to shareholders.

The notice must set forth certain information described in Ashland’s By-laws.

Ashland Global’s By-laws provide similar requirements for timely prior written notice of director nominations by shareholders, including that such notice must be delivered to, or mailed and received at, Ashland Global’s principal office:

•   with respect to an annual meeting, not less than 90 days nor more than 120 days prior to the first anniversary of the date of the immediately preceding annual meeting; (provided, however, that in the event that the date of the annual meeting is more than 30 days earlier or more than 60 days later than such anniversary date, notice by the shareholder must be delivered or received not earlier than the 120th day prior to such annual meeting and not later than the close of business on the 10th day following the day on which public announcement of the date of such meeting is first made); and

•   with respect to a special meeting, no later than the close of business on the 10th day following the day on which public announcement of the date of such meeting is first made.

Ashland Global’s By-laws provide that the notice must set forth certain information similar to that required by Ashland’s By-laws. See “Description of Ashland Global Capital Stock—Advance Notice Requirements for Shareholder Nominations and Proposals”.

Dividends

Ashland	Ashland Global

The KBCA permits a corporation to declare and pay dividends and make other distributions to shareholders, unless after giving effect to the distribution:

•   the corporation would be unable to pay its debts as they became due in the usual course of business; or

•   the corporation’s total assets would be less than the sum of its total liabilities plus, unless the articles of incorporation permit otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

Subject to any restrictions in the certificate of incorporation, the DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus”, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation cannot be less than the aggregate par value of all issued shares of capital stock. Net assets equals total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Accordingly, Ashland’s Articles state that, subject to applicable law and the preferential rights of preferred shareholders, dividends may be declared and paid on the common stock at such times and in such amounts as the Ashland Board in its discretion shall determine.	Under Ashland Global’s Certificate, subject to applicable law and any preference of any outstanding series of preferred stock, dividends may be declared and paid on the common stock at such times and in such amounts as the Ashland Global Board in its discretion shall determine.

Amendment to Certificate of Incorporation

Ashland	Ashland Global

The KBCA provides that, unless a corporation’s articles of incorporation require a greater vote, amendments to the corporation’s articles of incorporation generally require the board of directors to adopt a resolution recommending to the shareholders the approval of the proposed amendment, which must then be approved by shareholders representing a majority of the voting power of each voting group entitled to vote on the amendment.

Ashland’s Articles impose increased voting requirements for certain types of amendments.

The affirmative vote of holders of shares representing not less than 80% of the votes entitled to be cast by the voting stock is required to alter, amend or adopt any provision inconsistent with or repeal the provisions regarding (i) this 80% voting requirement, (ii) the board size, vacancies and the terms of office and removal of directors and (iii) the adoption, amendment or repeal of by-laws.

The affirmative vote of holders of shares representing (i) not less than 80% of the votes entitled to be cast by the voting stock voting together as a single class and (ii) not less than 66 2/3% of the votes entitled to be cast by the voting stock not beneficially owned, directly or indirectly, by any interested shareholder voting together as a single class is required to amend, repeal, or adopt any provisions inconsistent with the provisions restricting certain business combinations with interested shareholders described under the heading “—Anti-takeover Statutes and Charter Provisions”.

The DGCL provides that amendments to the certificate of incorporation generally require the board of directors to adopt a resolution setting forth the proposed amendment, which must then be approved by the affirmative vote of a majority of the voting power of outstanding stock entitled to vote thereon and a majority of the voting power of outstanding stock of each class entitled to vote thereon separately as a class. However, a corporation’s certificate of incorporation may provide for a greater vote.

In addition to any vote required by law, Ashland Global’s Certificate requires the affirmative vote of holders of at least 80% of the voting power of the then outstanding voting stock of Ashland Global, voting together as a single class, to amend, alter, change, or repeal or to adopt any provision inconsistent with the provisions regarding (i) this 80% voting requirement, (ii) the board size, vacancies and terms of office and election and nomination of directors, (iii) action by written consent of shareholders and (iv) the adoption, amendment or repeal of by-laws.

Amendment to By-laws

Ashland	Ashland Global

Under the KBCA, a corporation’s board of directors may adopt, amend or repeal by-laws, except to the extent that the articles of incorporation or the KBCA reserve the power exclusively to the shareholders or the shareholders, in amending or repealing a particular bylaw, provide expressly that the Board of Directors may not amend or repeal that bylaw. Under the KBCA, a by-law provision originally adopted by the shareholders that fixes a greater quorum or voting requirement for the board of directors may only be amended or repealed by the shareholders.

Under the DGCL, the power to adopt, alter and repeal by-laws is vested in the shareholders, except to the extent that a corporation’s certificate of incorporation vests concurrent power in the board of directors.

Ashland Global’s Certificate expressly authorizes the Ashland Global Board to adopt, repeal, alter or amend Ashland Global’s By-laws by the vote of a majority of the entire Ashland Global Board or such greater vote as shall be specified in the By-laws.

Ashland’s Articles authorize the board of directors to adopt by-laws concerning the conduct of the affairs of the corporation, including, but not limited to, the conduct of, and matters considered at, meetings of shareholders, including special meetings. The Ashland Articles also provide that the board may also alter, amend or repeal the by-laws, except the by-laws may not be amended by a committee of the board.

For shareholders to adopt, amend, alter or repeal any provisions of the by-laws, Ashland’s Articles require the affirmative vote of the holders of at least 80% of the voting power of the then outstanding voting power of Ashland, voting as a single class.

Ashland Global’s Certificate expressly provides that for shareholders to adopt, alter, amend or repeal by-laws, the affirmative vote of the holders of at least 80% of the then outstanding voting power of Ashland Global, voting as a single class, is required.

Mergers, Consolidations or Certain Dispositions

Ashland	Ashland Global

Under the KBCA, specified actions such as mergers, share exchanges and sales or any other disposition of all or substantially all of a corporation’s assets not in the ordinary course of business, must be generally proposed and recommended by the board of directors and, unless the KBCA, the corporation’s articles of incorporation or the board of directors requires a greater vote, approved by each voting group entitled to vote separately on the transaction by a majority of the votes entitled to be cast on the transaction by that voting group.

However, the KBCA generally does not require that a merger be approved by the shareholders of the corporation surviving the merger if (i) the articles of incorporation of the surviving corporation will not differ from its articles before the merger; (ii) each shareholder of the surviving corporation will hold the same number of shares after the merger as before; and (iii) the number of voting and participating shares outstanding immediately after the merger, plus the number of shares issuable as a result of the merger will not exceed by more than 20% the total number of voting and participating shares of the surviving corporation outstanding immediately prior to the merger.

Under the DGCL, a merger, consolidation or sale of all or substantially all of a corporation’s assets must be approved by the board of directors and by a majority of the outstanding stock of the corporation entitled to vote thereon.

However, no vote of shareholders of a constituent corporation surviving a merger is required under the DGCL, unless the corporation provides otherwise in its certificate of incorporation, if: (i) the merger agreement does not amend the certificate of incorporation of the surviving corporation; (ii) each share of stock of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger; and (iii) either no shares of common stock of the surviving corporation are to be issued or delivered pursuant to the merger or, if such common stock will be issued or delivered, it will not increase the number of shares of common stock outstanding immediately before the merger by more than 20%.

Appraisal Rights

Ashland	Ashland Global

Under the KBCA, a shareholder is entitled to dissent from, and obtain payment of the fair value of his or her shares in the event of consummation of a plan of merger that requires shareholder approval, plan of share exchange where the corporation’s shares are being acquired, a sale of all or substantially all of the corporation’s assets, a plan of conversion, an amendment to the articles of incorporation that materially and adversely affects certain rights of the shareholder, certain business combinations, or any action which results in the entitlement to dissenter’s rights pursuant to the articles of incorporation, by-laws or board resolution.

The DGCL provides shareholders of a corporation involved in a merger the right to demand and receive payment in cash of the fair value of their stock in certain mergers if the shareholder continuously holds such shares through the effective date of the merger and has neither voted in favor of the merger nor consented thereto in writing. As a general matter, appraisal rights are not available with respect to shares:

•   listed on a national securities exchange; or

•   held of record by more than 2,000 shareholders,

A shareholder entitled to dissent and obtain payment for his or her shares under the KBCA shall not challenge the corporate action creating his or her entitlement, except by an application for injunctive relief prior to the consummation of the corporate action.

If a proposed corporate action creating dissenters’ rights is submitted to a vote at a meeting of shareholders, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights and the corporation must undertake to provide a copy of the statutes governing the shareholder’s dissenter rights to any shareholder entitled to vote at the meeting of shareholders upon request of that shareholder. Before the vote is taken, a shareholder who wishes to assert dissenters’ rights must deliver to the corporation a written notice of intent to demand payment for his or her shares if the action is effectuated and the shareholder must not vote the shareholder’s shares in favor of the proposed action.

If corporate action creating dissenters’ rights is taken without a vote of shareholders, the corporation must notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice no later than 10 days after the proposed action was authorized.

The shareholder then has a duty to demand payment within the requisite time stated in the dissenters’ notice. The shares of a shareholder who perfects his, her or its dissenters’ rights by demanding payment and depositing his, her or its share certificates within the requisite times shall retain all rights, other than restrictions on transfer of uncertificated shares that the corporation may place on uncertified shares, from the date the demand for payment is received until these rights are canceled or modified by the taking of the proposed corporate action, and, as soon as the proposed corporate action is taken, or upon receipt of the payment demand, Ashland will be entitled to pay such shareholders the amount that it estimates to be the fair value of the shares, plus accrued interest. If such dissenting shareholder is unsatisfied with Ashland’s estimate or Ashland fail to make payment within 60 days after the date it set for demanding payment, the shareholder may object not later than 30 days after Ashland made or offered payment for the shareholder’s shares, and if the shareholder and Ashland cannot settle on an estimate within 60 days of Ashland receiving such objection, Ashland must commence a proceeding and petition a court in Kentucky to determine the fair value of the shares and accrued interest. If Ashland fails to commence the proceeding within the 60 day time period after Ashland receives such objection, Ashland is required to pay the dissenting shareholder the amount demanded by the dissenting shareholder.

unless holders of shares are required to accept in the merger anything other than any combination of:

•   shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

•   shares of stock (or depository receipts in respect thereof) of another corporation that, at the effective date of the merger, will be (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and

•   cash instead of fractional shares of stock or fractional depository receipts received.

Under the DGCL, appraisal rights may be perfected by the following methods:

(i)     if the proposed merger is submitted to a meeting of shareholders for approval, then the company must notify each applicable shareholder that appraisal rights are available at least 20 days prior to the meeting. Each shareholder electing to demand appraisal shall deliver a written demand prior to the merger vote; or

(ii)    if the proposed merger does not go to a meeting of shareholders, then either the constituent corporation before the merger or the surviving corporation within 10 days thereafter will notify each shareholder of his or her appraisal rights. Each shareholder may then demand appraisal in writing within 20 days.

Anti-takeover Statutes and Charter Provisions

Ashland	Ashland Global

The KBCA generally prohibits certain business combinations by a corporation or a subsidiary with an interested shareholder (generally defined as a beneficial owner of 10% or more of the	Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any “interested stockholder” (as defined voting power of the corporation’s outstanding voting shares) for a period of five years after the date the interested shareholder becomes an interested shareholder, unless the business combination was approved by a majority of the independent members of the board of directors of the corporation before the date the interested shareholder became an interested shareholder. In addition, the KBCA requires that, absent an exemption, certain business combinations by a corporation or a subsidiary with an interested shareholder must either be approved by a majority of the independent members of the board of directors of the corporation or by the affirmative vote of at least (i) 80% of the votes entitled to be cast by the corporation’s voting stock and (ii) 66 2/3% of the votes entitled to be cast by holders of such voting stock other than voting stock owned by the interested shareholder, its affiliates and associates.

The shareholder transactions constituting a “business combination” and subject to these special requirements generally include, but are not limited to, (i) mergers or consolidations by a corporation or a subsidiary with an interested shareholder, or with any other corporation which is, or after the merger or consolidation will be, an affiliate of the interested shareholder; (ii) any sale, lease, transfer or other disposition or issuance or transfer of equity securities within 12 months by a corporation or a subsidiary to an interested shareholder that represents an aggregate book value of 5% or more of the total market value of the outstanding stock of the corporation; (iii) adoption of any plan or proposal for liquidation or dissolution by a corporation or a subsidiary in which an interested shareholder will receive anything other than cash or (iv) any reclassification, merger or consolidation of a corporation with any subsidiary, which has the effect of increasing by 5% or more the proportionate amount of the outstanding shares of any class of the corporation’s or a subsidiary’s equity securities owned by an interested shareholder.

Ashland’s Articles also require that such business combinations must be approved by at least (i) 80% of the votes entitled to be cast by Ashland’s voting stock and (ii) 66 2/3% of the votes entitled to be cast by holders of such voting stock other than voting stock owned by the interested shareholder, its affiliates and associates unless:

•   a majority of Ashland’s directors who are not affiliates or associates of the interested shareholder and who were in office before the interested shareholder became an interested shareholder (or were recommended or elected by a majority of such directors) approve the transaction; or

•   the shareholders of Ashland receive in the business combination a “fair price” based on market value and/or prices previously paid by the interested shareholder, as measured on certain designated dates; there has been no reduction in or failure to pay dividends to Ashland’s shareholders after the interested shareholder became an below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the DGCL defines “business combination” to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Ashland Global will be subject to Section 203 of the DGCL.

interested shareholder and prior to the business combination; and after becoming an interested shareholder, the interested shareholder did not receive the benefit of any loans or other financial assistance from Ashland.

Duties of Directors

Ashland	Ashland Global

The KBCA requires a director to discharge such director’s duties as a director, including such director’s duties as a member of a committee, in good faith, on an informed basis and in a manner in which the director honestly believes is in the best interests of the corporation. A director is considered to discharge his or her duties on an informed basis if he or she makes, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, inquiry into the business and affairs of the corporation, or into a particular action to be taken or decision to be made.

In performing the director’s duties, unless a director has knowledge concerning the matter in question that makes reliance unwarranted, a director is entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, if prepared or presented by:

•   one or more officers or employees of the corporation whom the director honestly believes to be reliable and competent in the matters presented;

•   legal counsel, public accountants or other persons as to matters that the director believes are within the professional or expert competence of that person; or

•   a committee of the board of which the director is not a member, which committee the director honestly believes to merit confidence.

The Delaware standards of conduct for directors have developed through written opinions of the Delaware courts. Generally, directors of Delaware corporations are subject to a duty of loyalty and a duty of care. The duty of care requires that directors act in an informed and deliberate manner and inform themselves, before making a business decision, of all relevant material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner that the director reasonably believes to be in the best interests of the corporation and its shareholders. When directors act consistently with their duties of loyalty and care, their decisions generally are presumed to be valid under the “business judgment rule”.

Under Delaware law, a member of the board of directors, or a member of any committee designated by the board of directors, will, in the performance of such member’s duties, be fully protected in relying in good faith upon the records of the corporation and upon such information, opinions, reports or statements presented to the corporation by any of the corporation’s officers or employees, or committees of the board of directors, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the corporation.

Limitations on Directors’ Liability

Ashland	Ashland Global

The KBCA states that any action taken as a director, or failure to take an action, shall not be a basis for monetary damages or injunctive relief unless the director breaches or fails to perform the duties of a director as required by the KBCA and, in the case of monetary damages, breach or failure to perform constitutes willful misconduct or wanton or reckless disregard for the best interests of the corporation and shareholders. A person bringing an action for monetary damages against a director for a violation of the standards of a director’s conduct must prove the violation by clear and convincing evidence.

The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except that such provision may not limit the liability of a director for:

•   any breach of the director’s duty of loyalty to the corporation or its shareholders;

•   acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

Ashland’s Articles include provisions eliminating the personal liability to Ashland and its shareholders of directors for monetary damages for any breach of their duties as directors to the extent permitted under Kentucky law.

•   unlawful payment of dividends or stock purchases or redemptions; or

•   any transaction from which the director derived an improper personal benefit.

Ashland Global’s Certificate provides that, to the fullest extent that the DGCL or any other law of the State of Delaware permits the limitation or elimination of the liability of directors, no director of Ashland Global shall be liable to Ashland Global or its shareholders for monetary damages for breach of fiduciary duty as a director.

Indemnification of Directors and Officers

Ashland	Ashland Global

The KBCA permits a corporation to indemnify an individual who is made a party to a proceeding because the individual is or was a director or officer of the corporation as long as the individual conducted himself or herself in good faith, reasonably believed that the conduct, in the case of conduct in his or her official capacity with the corporation, was in the best interest of the corporation or, in all other cases, was at least not opposed to its best interest, and in a criminal proceeding, had no reasonable cause to believe that the conduct was unlawful.

The KBCA does not, however, permit indemnification in connection with a proceeding by or in the right of the corporation in which the director is held liable to the corporation or in connection with any other proceeding where the director or officer is adjudged to have received an improper personal benefit.

A determination that indemnification is permitted by the terms of the KBCA must first be made before a director or officer can be indemnified.

The KBCA provides that, unless limited by the articles of incorporation, a corporation shall indemnify any director or officer who is wholly successful in the defense of any proceeding to which the individual was a party because he or she is or was a director or officer of the corporation against reasonable expenses incurred in connection with the proceeding.

In general, Ashland’s Articles permit, and Ashland’s By-laws require, indemnification of any individual who was or is a party to any threatened, pending or completed claim, action, suit or proceeding by reason of his or her status as a director, officer or employee of Ashland or of another entity at Ashland’s request against any reasonable costs and expenses, judgments, fines or settlements paid by or imposed against the individual. Ashland is required by its by-laws, subject to certain conditions, to advance expenses to a director, officer or employee.

The DGCL provides that a corporation may indemnify any individual made, or threatened to be made, a party to any type of proceeding because he or she is or was an officer, director, employee or agent of the corporation, or was serving at the request of the corporation as an officer, director, employee or agent of another corporation or entity, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or, in the case of a criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful. In the case of an action brought by or in the right of the corporation, known as a derivative action, indemnification will be denied if the individual is liable to the corporation, unless otherwise determined by a court.

A corporation must indemnify a present or former director or officer who successfully defends himself or herself in a proceeding to which he or she was a party because he or she was a director or officer of the corporation against expenses actually and reasonably incurred by him or her. Expenses incurred by an officer or director, or any employees or agents as deemed appropriate by the board of directors, in defending civil or criminal proceedings may be paid by the corporation in advance of the final disposition of such proceedings upon receipt of an undertaking to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified.

In general, Ashland Global’s Certificate permits, and Ashland Global’s By-laws require, such indemnification with respect to directors and officers, to the fullest extent permitted under Delaware or other applicable law. Ashland Global is required by its by-laws to advance expenses that will be incurred by a Covered Person in connection with any such Proceeding.

Exclusive Forum

Ashland	Ashland Global

The Ashland By-laws do not contain a provision regarding exclusive forum.	Ashland Global’s By-laws provide that, unless Ashland Global consents in writing to the selection of another forum, the Court of Chancery of the State of Delaware shall be the exclusive forum for: (i) any derivative action or proceeding brought on Ashland Global’s behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or employee to Ashland Global or its shareholders, (iii) any action asserting a claim pursuant to the DGCL or (iv) any action asserting a claim governed by the internal affairs doctrine. In the event the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware. Ashland Global’s By-laws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to this provision. Although we believe this provision benefits Ashland Global by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against Ashland Global’s directors and officers.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION FOR

ASHLAND GLOBAL

The following unaudited pro forma condensed consolidated financial information consists of unaudited pro forma condensed consolidated statements of operations information for the six months ended March 31, 2016 and for the years ended September 30, 2015, 2014 and 2013, and unaudited pro forma condensed consolidated balance sheet information as of March 31, 2016. For accounting purposes, the historical consolidated financial statements of Ashland will become the historical consolidated financial statements of Ashland Global following the Reorganization. Accordingly, the unaudited pro forma condensed consolidated financial information presented below has been derived by application of pro forma adjustments to Ashland’s historical financial statements.

The following unaudited pro forma condensed consolidated financial information is based upon the historical financial statements of Ashland and its consolidated subsidiaries, adjusted to reflect the Final Separation. The following unaudited pro forma condensed consolidated financial information of Ashland Global should be read in conjunction with the related notes and with the historical consolidated financial statements of Ashland and the related notes, which are incorporated by reference into this proxy statement/prospectus. The unaudited pro forma condensed consolidated statements of operations give effect to the Final Separation as if it occurred on October 1, 2012, the beginning of the earliest period presented, while the unaudited pro forma condensed consolidated balance sheet gives effect to the Final Separation of Valvoline as if it occurred on March 31, 2016. The pro forma adjustments, described in the related notes, are based on the best available information and certain assumptions that Ashland management believe are reasonable. Excluded from the pro forma adjustments are amounts that are non-recurring in nature, including, but not limited to, Separation-related legal and advisory fees, or amounts that are not material.

The unaudited pro forma condensed consolidated financial information is provided for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have occurred had the Final Separation been completed on October 1, 2012 for the unaudited pro forma condensed consolidated statements of operations or on March 31, 2016 for the unaudited pro forma condensed consolidated balance sheet. For example, this financial information does not reflect any potential earnings or other impacts from the use of the proceeds from the disposition or cost reductions of previously allocated corporate costs and potential subsequent restructuring charges. Readers should not rely on the unaudited pro forma condensed consolidated financial information as being indicative of the historical operating results that Ashland Global would have achieved or any future operating results or financial position that it will experience after the transaction closes. In addition, there is no assurance the Final Separation will occur even if the reorganization proposal is approved by Ashland shareholders. The pro forma adjustments made in connection with the Final Separation are calculated assuming the reorganization proposal is approved by Ashland shareholders. In addition, the preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are preliminary and have been made solely for purposes of developing this unaudited pro forma condensed consolidated financial information. Actual results could differ, perhaps materially, from these estimates and assumptions.

Ashland Global’s unaudited pro forma condensed consolidated financial information has been prepared to reflect adjustments to Ashland’s historical financial information that are (1) directly attributable to the Final Separation; (2) factually supportable; and (3) with respect to the unaudited pro forma condensed consolidated statements of operations, expected to have a continuing impact on Ashland Global’s results.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

Six Months Ended March 31, 2016

(In millions except per share data)

		Deconsolidation (B)
	Ashland Historical	Valvoline	Adjustments		Ashland Pro Forma
Sales	$2,410	$(936)	$-		$1,474
Cost of sales	1,595	(568)	3	(F)	1,030

Gross profit	815	(368)	(3)		444
Selling, general and administrative expense	483	(179)	5	(F)	311
			2	(C)
Research and development expense	49	(6)	-		43
Equity and other income	15	(11)	-		4

Operating income	298	(194)	(10)		94

Net interest and other financing expense	85	-	(25)	(E)	60
Net loss on acquisition and divestitures	-	1	-		1

Income from continuing operations before income taxes	213	(193)	15		35
Income tax expense (benefit)	35	(66)	6	(J)	(25)

Income from continuing operations	$178	$(127)	$9		$60

Earnings per Share, Basic and Diluted
Basic	$2.79				$0.95
Diluted	2.76				0.92
Weighted Average Shares Outstanding
Basic	63		-	(I)	63
Diluted	64		1	(I)	65

Unaudited Pro Forma Condensed Consolidated Statement of Operations

Year Ended September 30, 2015

(In millions except per share data)

		Deconsolidation (B)
	Ashland Historical	Valvoline	Adjustments			Ashland Pro Forma
Sales	$5,387	$(1,967)	$-			$3,420
Cost of sales	3,814	(1,282)	(70)	(F)		2,462

Gross profit	1,573	(685)	70			958
Selling, general and administrative expense	1,028	(340)	(105)	(F)		588
			5	(C)
Research and development expense	110	(11)	-			99
Equity and other income	23	(8)	-			15

Operating income	458	(342)	170			286

Net interest and other financing expense	174	-	(55)	(E)		119
Net loss on divestitures	(115)	26	-			(89)

Income from continuing operations before income taxes	169	(316)	225			78
Income tax expense (benefit)	(22)	(115)	88	(J)		(49)

Income from continuing operations	$191	$(201)	$137			$127

Earnings per Share, Basic and Diluted
Basic	$2.81					$1.87
Diluted	2.78					1.81
Weighted Average Shares Outstanding
Basic	68		-	(I	)	68
Diluted	69		1	(I	)	70

Unaudited Pro Forma Condensed Consolidated Statement of Operations

Year Ended September 30, 2014

(In millions except per share data)

		Deconsolidation(B)
	Ashland Historical	Valvoline	Adjustments			Ashland Pro Forma
Sales	$6,121	$(2,041)	$-			$4,080
Cost of sales	4,605	(1,409)	(80)	(F	)	3,116

Gross profit	1,516	(632)	80			964
Selling, general and administrative expense	1,358	(356)	(190)	(F	)	817
			5	(C	)
Research and development expense	114	(11)	-			103
Equity and other income (loss)	2	(30)	-			(28)

Operating income	46	(295)	265			16

Net interest and other financing expense	166	-	(60)	(E	)	106
Net gain on divestitures	4	-	-			4

Loss from continuing operations before income taxes	(116)	(295)	325			(86)
Income tax expense (benefit)	(188)	(102)	130	(J	)	(160)

Income from continuing operations	$72	$(193)	$195			$74

Earnings per Share, Basic and Diluted
Basic	$0.94					$0.96
Diluted	0.93					0.94
Weighted Average Shares Outstanding
Basic	77		-	(I	)	77
Diluted	78		1	(I	)	79

Unaudited Pro Forma Condensed Consolidated Statement of Operations

Year Ended September 30, 2013

(In millions except per share data)

		Deconsolidation(B)
	Ashland Historical	Valvoline	Adjustments			Ashland Pro Forma
Sales	$6,091	$(1,996)	$-			$4,095
Cost of sales	4,304	(1,338)	115	(F	)	3,081

Gross profit	1,787	(658)	(115)			1,014
Selling, general and administrative expense	670	(270)	265	(F	)	670
			5	(C	)
Research and development expense	142	(11)	-			131
Equity and other income	64	(24)	-			40

Operating income	1,039	(401)	(385)			253

Net interest and other financing expense	282	-	(60)	(E	)	222
Net loss on divestitures	(8)	-	-			(8)

Income from continuing operations before income taxes	749	(401)	(325)			23
Income tax expense (benefit)	196	(148)	(125)	(J	)	(77)

Income from continuing operations	$553	$(253)	$(200)			$100

Earnings per Share, Basic and Diluted
Basic	$7.06					$1.28
Diluted	6.95					1.23
Weighted Average Shares Outstanding
Basic	78		-	(I	)	78
Diluted	80		1	(I	)	81

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of March 31, 2016

(In millions)

			Deconsolidation (B)
	Ashland Historical	Valvoline IPO (A),(D),(L)	Valvoline Segment	Adjustments		Ashland Pro Forma
Assets
Current assets
Cash and cash equivalents	$1,136	$500	$-	$1,225	(D)	$1,086
		(500)		(1,225)	(D)
				(50)	(H)
Accounts receivable	935	-	(352)	(2)	(G)	581
Inventories	726	-	(143)	-		583
Other assets	115	-	(21)	-		94

Total current assets	2,912	-	(516)	(52)		2,344
Noncurrent assets
Property, plant and equipment, net	2,166	-	(267)	(4)	(G)	1,895
Goodwill	2,578	-	(253)	-		2,325
Intangibles	1,110	-	(4)	-		1,106
Restricted investments	280	-	-	-		280
Asbestos insurance receivable	171	-	-	-		171
Equity and other unconsolidated investments	64	-	(28)	-		36
Deferred income taxes	213	-	-	(150)	(J)	33
				(30)	(G)
Other assets	407	-	(43)	(40)	(G)	384
				60	(J)

Total noncurrent assets	6,989	-	(595)	(164)		6,230

Total assets	$9,901	$-	$(1,111)	$(216)		$8,574

Liabilities and stockholders’ equity
Current liabilities
Short-term debt	$694	$-	$-	$(670)	(D)	$24
Current portion of long-term debt	55	(45)	-	(55)	(D)	-
				45	(D)
Trade and other payables	519	-	(167)	(30)	(G)	322
Accrued expenses and other liabilities	434	-	(128)	(35)	(F)	196
				(20)	(G)
				(55)	(J)

Total current liabilities	1,702	(45)	(295)	(820)		542
Noncurrent liabilities
Long-term debt (less current portion)	3,328	(455)	-	(500)	(D)	2,823
				455	(D)
				(5)	(G)
Employee benefit obligations	1,013	-	(17)	(835)	(F)	161
Asbestos litigation reserve	636	-	-	-		636
Deferred income taxes	85	-	-	185	(J)	270
Other liabilities	414	-	(31)	(25)	(G)	358

Total noncurrent liabilities	5,476	(455)	(48)	(725)		4,248

Stockholders’ equity	2,723	500	(768)	1,329	(K)	3,784

Total liabilities and stockholders’ equity	$9,901	$-	$(1,111)	$(216)		$8,574

Notes to Unaudited Condensed Consolidated Pro Forma Financial Information

(A) Initial Public Offering of Valvoline

Valvoline expects to complete the initial public offering (IPO) of its common stock, through which it is expected to sell a minority portion of its outstanding common stock. Total net proceeds from the initial public offering are expected to aggregate $500 million. As a result of the initial public offering, Ashland will establish a noncontrolling interest on its consolidated balance sheet for the carrying value of the public ownership in Valvoline. The initial public offering has been accounted for as an equity transaction, since Ashland will retain a controlling financial interest and continue to consolidate Valvoline until the Final Separation occurs.

Ashland expects that the IPO will be consummated pursuant to a firm commitment underwriting. Consistent with customary practices, at the time of pricing the IPO, Valvoline and the underwriters will enter into an underwriting agreement for the sale of the Valvoline common stock to the underwriters, subject to customary limited conditions. As of the date of this proxy statement/prospectus, Valvoline and the underwriters are not party to an underwriting agreement and do not expect to become party to any such agreement until following the Special Meeting. Accordingly, the foregoing adjustments in connection with the proposed IPO reflect our base case assumptions, though actual offering size, price or proceeds could vary from these assumptions. For an illustration of different offering size scenarios refer to note (L) below. The IPO and its terms are subject to numerous contingencies, including satisfactory market conditions, receipts of SEC and other required approvals, the future performance of Valvoline and investors’ expectations with respect to the value of Valvoline common stock. In addition, there is no assurance the IPO will occur even if the reorganization proposal is approved by Ashland shareholders. The pro forma adjustments made in connection with the IPO are calculated assuming the reorganization proposal is approved by Ashland shareholders.

(B) Deconsolidation

Subsequent to the IPO of Valvoline, Ashland will own the majority of the outstanding shares of Valvoline common stock. Upon expiration of the IPO lock-up (180 days after completion of the IPO), Ashland intends to dispose of the remaining amount of the shares of Valvoline common stock that it owned by means of a pro rata distribution of the common stock of Valvoline to the Ashland Global shareholders on a tax-free basis. As a result, Valvoline will be accounted for as a discontinued operation of Ashland as the disposition reflects the culmination of Ashland Global’s strategic shift to a specialty chemical company.

The deconsolidation adjustments eliminate the operating results of Valvoline as if the Final Separation occurred on October 1, 2012 for the unaudited pro forma condensed consolidated statements of operations or on March 31, 2016 for the unaudited pro forma condensed consolidated balance sheet. These adjustments include the reversal of (i) the historical assets and liabilities and results of operations of Valvoline, including the related tax impact, (ii) consolidation entries and (iii) previously eliminated transactions between Valvoline and subsidiaries of Ashland, as a result of the completion of the Separation. Certain allocations of corporate expenses included in selling, general and administrative expenses have been excluded from the deconsolidation adjustments of Valvoline. Allocation of corporate overhead remaining with Ashland Global may not be allocated to discontinued operations for financial statement presentation.

(C) Executive Performance Incentive and Retention Program

Certain executives were granted performance-based restricted shares of Ashland in October 2015 in order to provide an incentive to remain employed with us in the period after the Final Separation. The expense is not recognized until the Final Separation occurs and will be recognized ratably over the vesting period, which is generally three years. The unaudited pro forma condensed consolidated statement of operations reflects the assumption that the Final Separation occurred on October 1, 2012 and that the median amount of potential shares to be awarded will be earned and expensed over the service period, therefore our estimate of the fair value of the awards resulted in expense of $5 million for each of the years ended September 30, 2015, 2014, and 2013 and $2 million for the six months ended March 31, 2016, respectively.

(D) Existing Debt

The unaudited pro forma condensed consolidated balance sheet reflects the incurrence of the following events as if they occurred on March 31, 2016. During July 2016, Valvoline, through a financing subsidiary, entered into a credit agreement providing for new senior secured term loans and expects to draw an aggregate principal amount of $875 million and Valvoline, through a financing subsidiary, issued new senior unsecured notes in an aggregate principal amount of $375 million. The net proceeds of these financings will be transferred to Ashland through intercompany transfers. Ashland will use the approximately $1,225 million of net proceeds received from Valvoline to repay existing debt. Upon completing the IPO, Valvoline will use $500 million of net proceeds of the IPO to repay Valvoline indebtedness that was incurred prior to the IPO as described herein. Valvoline’s $450 million revolving credit agreement and expected $125 million trade receivables securitization facility are assumed to have no amounts outstanding as of March 31, 2016. In the event that the IPO is completed with a different offering size, offering price or offering proceeds than presented in this pro forma, the amounts of Valvoline existing debt repayment and Ashland existing debt repayment may vary. Refer to note (L) for an illustration of certain alternative scenarios.

(E) Interest expense

The unaudited pro forma condensed consolidated statements of operations reflect an adjustment for the reduction in interest expense, as if Ashland repaid $1,225 million of existing debt on October 1, 2012, of $55 million for the year ended September 30, 2015, $60 million for each of the years ended September 30, 2014 and 2013, and $25 million for the six months ended March 31, 2016.

(F) Pension and other postretirement plans

Reflects the reduction of net pension and other postretirement plan liabilities that will be transferred to Valvoline by Ashland as part of the Separation. Plans transferred to Valvoline by Ashland include a substantial portion of the largest U.S. qualified pension plan and non-qualified U.S. pension plans. This adjustment includes a $35 million adjustment to accrued expenses and other liabilities, an $835 million adjustment to employee benefit obligations and a $50 million adjustment, net of tax of $35 million, to accumulated other comprehensive income (loss) as of March 31, 2016. A reduction of $330 million in deferred tax assets related to these obligations is recognized in both the deferred tax assets and deferred tax liabilities as a result of jurisdictional netting. The reduction or increase in expense, split between cost of sales and selling, general and administrative expense captions, related to these transferring plans was a reduction in expense of $175 million and $270 million for the years ended September 30, 2015 and 2014, respectively, and an increase in expense of $380 million and $8 million for the year ended September 30, 2013 and six months ended March 31, 2016, respectively.

(G) Legacy assets and liabilities

Represents certain Ashland legacy assets and liabilities that are expected to transfer to Valvoline as a result of the Separation. These assets to be transferred principally relate to deferred compensation and tax attributes and the liabilities to be transferred primarily consist of deferred compensation, certain Ashland legacy business insurance reserves and certain trade payables. This adjustment includes $2 million of accounts receivable, $4 million of property, plant and equipment, net, $30 million of tax attributes, $40 million of other noncurrent assets, $30 million of trade and other payables, $20 million of accrued expenses and other liabilities, $5 million of capitalized lease obligations and $25 million of other noncurrent liabilities as of March 31, 2016.

(H) Cash and cash equivalents

Represents $50 million of cash that will be transferred from Ashland to Valvoline once the Separation occurs.

(I) Common stock outstanding

There were no adjustments to the weighted-average basic shares outstanding for the years ended September 30, 2015, 2014 and 2013 and six months ended March 31, 2016.

The weighted-average diluted shares outstanding for the years ended and six months ended September 30, 2015, 2014 and 2013 and March 31, 2016, respectively, have been adjusted for the dilutive impact of shares granted for the Executive Performance Incentive and Retention Program discussed in Note (C). Ashland has made an estimate on the impact of potential changes to nonvested stock-based compensation awards as a result of the Separation related to weighted-average diluted shares outstanding.

(J) Resulting tax effects

Reflects an income tax expense adjustment and deferred tax asset and liability adjustments for the items noted in (A) through (G), or adjustments related to the Tax Matters Agreement and stand alone effects within the respective jurisdictions. Ashland’s pro forma tax benefit for all periods presented reflects the impact of certain discrete items recorded in each period within Ashland’s historical consolidated financial statements.

Valvoline has been included in Ashland’s U.S. federal consolidated group tax return, and will remain part of the U.S. federal consolidated group tax return through the date of Final Separation. The pro forma tax adjustments reflect Ashland’s historical blended marginal tax rates. This rate may change upon Final Separation and will be dependent upon the final legal entity structure. A change in the marginal tax rate could have a material impact on Ashland’s reported deferred tax balances and income tax provision.

No additional U.S. tax provision has been accrued on foreign earnings within the pro forma financial statements as Ashland intends to indefinitely reinvest those earnings in its non-U.S. businesses. Ashland also believes sufficient taxable income of the appropriate character will allow for the utilization of its deferred tax assets on a pro forma basis. Accordingly, no additional valuation allowance has been established within the pro forma financial statements as a result of the Final Separation.

(K) Stockholders’ equity adjustment

Represents the balancing entry to reflect the effect of the pro forma adjustments.

(L) Additional Pro Forma Information

Ashland Global expects to complete the initial phase of the Separation by causing Valvoline to complete an initial public offering of a minority portion of its common stock. Prior to and in conjunction with the initial public offering of Valvoline’s common stock, Valvoline has entered into and expects to enter into a series of debt financings more fully described in Note (D) to the pro forma financial information, including a new senior secured term loan, new senior unsecured notes, a new senior secured revolving credit facility and a trade receivables securitization. The net proceeds of Valvoline’s pre-IPO debt financings will be transferred to Ashland through intercompany transfers.

The unaudited condensed consolidated pro forma financial information was prepared on the basis of an initial public offering of Valvoline’s common stock which would give rise to approximately $500 million of net proceeds to Valvoline to be applied by Valvoline to repay the Valvoline debt that was incurred prior to the IPO as described herein (the “Base Case”). In the event that Valvoline completes an initial public offering resulting in net proceeds in excess of $500 million, Valvoline would seek to incur certain short-term indebtedness immediately prior to the closing of the initial public offering and transfer the net proceeds thereof to a subsidiary of Ashland Global. Ashland Global would then use the contributed proceeds to repay existing debt of Ashland.

Upon closing the initial public offering, Valvoline would apply the net proceeds of the initial public offering to repay in full the short-term indebtedness and to reduce the Valvoline senior secured term loan to a principal balance of $375 million. Alternatively, Ashland Global could complete the Separation with an initial public offering of Valvoline common stock resulting in less than $500 million of net proceeds. In this case, Valvoline would still transfer the net proceeds of the Valvoline debt financings to Ashland Global to repay short-term or long-term debt of Ashland Global, and Valvoline would use the net proceeds of the IPO to repay Valvoline debt (with a dollar-for-dollar reduction in the amount of Valvoline debt repayment based on the amount of net IPO proceeds less than $500 million). Alternatively, Ashland Global could complete the Separation without an initial public offering of Valvoline by means of a pro rata distribution of 100% of the common stock of Valvoline to Ashland Global’s shareholders (a “100% Spin”), in which case, similar to an IPO scenario resulting in less than $500 million of IPO proceeds, the net proceeds of the Valvoline debt financings would be transferred to Ashland Global to repay short-term and long-term debt of Ashland Global, with no reduction of Valvoline debt in the absence of IPO proceeds.

The following unaudited pro forma financial information is not necessarily indicative of the actual offering size, offering price or offering proceeds that Ashland Global could realize in the Base Case or any other particular scenario, including a 100% Spin. In addition the unaudited pro forma financial information summarizes the potential impact of a $100 million increase or decrease in IPO proceeds on Ashland Global’s and Valvoline’s pro forma debt levels as compared to the Base Case. Any IPO and its terms are subject to numerous contingencies, including satisfactory market conditions, receipt of SEC and other required approvals, the future performance of Valvoline and investors’ expectations with respect to the value of Valvoline common stock. In addition, there is no assurance that any IPO will occur, or that in the absence of an IPO, a 100% Spin will occur, even if the reorganization proposal is approved by Ashland shareholders. The pro forma information is calculated assuming the reorganization proposal is approved by Ashland shareholders.

Selected Pro Forma Condensed Consolidated Balance Sheet

As of March 31, 2016

(in millions)

	Base Case (a)	Base Case IPO plus $100 million net IPO proceeds	Base Case IPO less $100 million net IPO proceeds
Ashland Global Pro forma:
Long-term debt (including current portion and debt issuance cost discounts) (b)	$2,823	$2,723	$2,823
Valvoline Pro forma:
Long-term debt (including current portion and debt issuance cost discounts) (c)	$725	$725	$825

(a)	Base Case scenario assumed $500 million of net IPO proceeds.
(b)	Row represents pro forma ending balances of Ashland debt as of March 31, 2016 reflecting repayments of short-term and long-term debt using the net debt proceeds transferred from Valvoline.
(c)

Row represents (i) balance of Valvoline senior secured term loan after application of up to the first $500 million of IPO proceeds to repay Valvoline senior secured term loan or short-term debt incurred immediately prior to IPO plus (ii) $375 million of Valvoline senior unsecured notes due 2024.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table lists the names and addresses of the only shareholders known by us on December 31, 2015 to have owned beneficially more than five percent of our common stock outstanding, the number of shares they beneficially own, and the percentage of outstanding shares such ownership represents, based upon the most recent reports filed with the SEC. Except as indicated in the footnotes, such shareholders have sole voting and dispositive power over shares they beneficially own.

Name and Address of Beneficial Owner	Amount and Nature of Common Stock Beneficial Ownership		Percent of Class of Common Stock*
T. Rowe Price Associates, Inc. 100 East Pratt Street Baltimore, Maryland 21202	11,611,761	(1)	18.36%

BlackRock Inc. 55 East 52nd Street New York, New York 10055	4,936,319	(2)	7.80%

The Vanguard Group 100 Vanguard Blvd. Malvern, Pennsylvania 19355	4,765,246	(3)	7.53%

*	Based on 63,255,021 shares of Ashland Common Stock outstanding as of December 31, 2015.

(1)

Based upon information contained in the Schedule 13G/A filed by T. Rowe Price Associates, Inc. (“T. Rowe Price”) with the SEC on February 11, 2016, T. Rowe Price beneficially owned 11,611,761 shares of Ashland Common Stock as of December 31, 2015, with sole voting power over 3,686,688 shares, shared voting power over no shares, sole dispositive power over 11,611,761 shares and shared dispositive power over no shares.

(2)

Based upon information contained in the Schedule 13G/A filed by BlackRock, Inc. (“BlackRock”) with the SEC on January 25, 2016, BlackRock beneficially owned 4,936,319 shares of Ashland Common Stock as of December 31, 2015, with sole voting power over 4,501,357 shares, shared voting power over no shares, sole dispositive power over 4,936,319 shares and shared dispositive power over no shares. BlackRock reported its beneficial ownership on behalf of itself and the following direct and indirect subsidiaries and affiliates: BlackRock (Luxembourg) S.A., BlackRock (Netherlands) B.V., BlackRock Advisors (UK) Limited; BlackRock Advisors, LLC; BlackRock Asset Management Canada Limited; BlackRock Asset Management Ireland Limited; BlackRock Asset Management North Asia Limited; BlackRock Asset Management Schweiz AG; BlackRock Capital Management; BlackRock Financial Management, Inc.; BlackRock Fund Advisors; BlackRock Fund Managers Ltd; BlackRock Institutional Trust Company, N.A.; BlackRock International Limited; BlackRock Investment Management (Australia) Limited; BlackRock Investment Management (UK) Ltd; BlackRock Investment Management, LLC; BlackRock Japan Co Ltd; and BlackRock Life Limited.

(3)

Based upon information contained in the Schedule 13G/A filed by The Vanguard Group (“Vanguard”) with the SEC on February 10, 2016, Vanguard beneficially owned 4,765,246 shares of Ashland Common Stock as of December 31, 2015, with sole voting power over 58,719 shares, shared voting power over 6,200 shares, sole dispositive power over 4,696,827 shares and shared dispositive power over 68,419 shares. Vanguard reported its beneficial ownership on behalf of itself and the following wholly owned subsidiaries: Vanguard Fiduciary Trust Company and Vanguard Investments Australia, LTD.

ASHLAND COMMON STOCK OWNERSHIP OF DIRECTORS

AND EXECUTIVE OFFICERS OF ASHLAND

The following table shows as of April 30, 2016, the beneficial ownership of Ashland Common Stock by each Ashland director and Ashland’s Chief Executive Officer, Chief Financial Officer and each of the other three most highly compensated executive officers in fiscal 2015 and the beneficial ownership of Ashland Common Stock by the directors and executive officers of Ashland as a group.

Common Stock Ownership

Name of Beneficial Owner	Aggregate Number of Shares of Common Stock Beneficially Owned	Percentage of Common Stock Outstanding
William A. Wulfsohn	144,761	*	(4)
J. Kevin Willis	88,495	*	(1)(2)(3)(4)
Peter J. Ganz	66,057	*	(3)(4)
Luis Fernandez-Moreno	84,703	*	(3)(4)
Samuel J. Mitchell, Jr.	112,909	*	(1)(2)(3)(4)
Brendan M. Cummins	5,581	*	(2)
William G. Dempsey	–	*	(7)
Roger W. Hale	39,535	*	(2)(5)(6)(8)
Stephen F. Kirk	3,513	*	(2)(5)
Vada O. Manager	26,867	*	(2)(5)
Barry W. Perry	27,925	*	(2)(5)
Mark C. Rohr	30,752	*	(2)(5)
George A. Schaefer, Jr.	30,661	*	(2)(5)
Janice J. Teal	7,809	*	(2)(5)
Michael J. Ward	65,229	*	(2)(5)
All directors and executive officers as a group (19 people)	792,321	1.27%	(1)(2)(3)(4)(5)(6)

*	None of the listed individuals owned more than 1% of Ashland’s Common Stock outstanding as of April 30, 2016.

As of April 30, 2016, there were 62,071,615 shares of Ashland Common Stock outstanding. All directors and executive officers as a group owned 792,321 shares of Ashland Common Stock, which equaled 1.27% of the Ashland Common Stock outstanding as of April 30, 2016. Shares deemed to be beneficially owned are included in the number of shares of Ashland Common Stock outstanding on April 30, 2016, for computing the percentage ownership of the applicable person and the group, but shares are not deemed to be outstanding for computing the percentage ownership of any other person.

(1)

Includes shares of Ashland Common Stock held under the Employee Savings Plan and/or the LESOP by executive officers: as to Mr. Willis, 16,302 shares; as to Mr. Mitchell, 1,900 shares; and as to all executive officers as a group, 20,335 shares. Participants can vote the Employee Savings Plan and the LESOP shares.

(2)

Includes common stock units and/or restricted stock units (share equivalents) held by executive officers in the Ashland Common Stock Fund under Ashland’s non-qualified deferred compensation plans for employees (the “Employees’ Deferral Plan”) or by directors under the non-qualified deferred compensation plans for non-employee directors (the “Directors’ Deferral Plan”): as to Mr. Willis, 14,877 units; as to Mr. Mitchell, 34,263 units; as to Mr. Hale, 37,397 units; as to Mr. Kirk, 2,055 units; as to Mr. Manager, 24,415 units; as to Mr. Perry, 26,925 units; as to Mr. Rohr, 24,752 units; as to Mr. Schaefer, 26,925 units; as to Dr. Teal, 6,809 units; as to Mr. Ward, 64,229 units; and as to all directors and executive officers as a group, 262,647 units. Mr. Cummins, as a non-U.S. resident, is not eligible to defer U.S.-based compensation and therefore holds 5,581 restricted stock units directly and not through the Directors’ Deferral Plan.

(3)

Includes shares of Ashland Common Stock with respect to which the directors and executive officers have the right to acquire beneficial ownership within 60 calendar days after April 30, 2016, through the exercise of stock options or stock appreciation rights (“SARs”): as to Mr. Willis, 4,232 shares through SARs; as to Mr. Ganz, 8,473 shares through SARs; as to Mr. Fernandez-Moreno, 2,051 shares through SARs; as to Mr. Mitchell, 20,061 shares through SARs; and as to all directors and executive officers as a group, 41,270 shares through SARs. All SARs included in this table are reported on a net basis based on the closing price for Ashland Common Stock as reported on the New York Stock Exchange (“NYSE”) Composite Tape on April 30, 2016. All SARs are stock settled and are not issued in tandem with an option.

(4)

Includes restricted shares of Ashland Common Stock; as to Mr. Wulfsohn, 127,947 shares; as to Mr. Willis, 51,079 shares; as to Mr. Ganz, 43,824 shares; as to Mr. Fernandez-Moreno, 75,653 shares; as to Mr. Mitchell, 41,365 shares; and as to all executive officers as a group, 372,034 shares.

(5)

Includes 1,000 restricted shares of Ashland Common Stock for each of the non-employee directors, except for Mr. Cummins who received 1,000 restricted stock units in lieu of 1,000 restricted shares (discussed in footnote 2 above).

(6)	Includes shares of Ashland Common Stock held under the DRP, which provides participants with voting power with respect to such shares.

(7)

Mr. Dempsey became an Ashland director on July 20, 2016. Under Ashland’s non-employee director compensation program, Mr. Dempsey received an initial grant of restricted shares, as well as cash fees and a grant of restricted stock units, pro-rated from the date of appointment until the next annual meeting of shareholders.

(8)	On July 22, 2016, Mr. Hale retired as a director of Ashland.

CERTAIN TRANSACTIONS WITH RELATED PARTIES

The following related party transaction information is in addition to the related party transaction information described in Ashland’s Annual Report on Form 10-K for the year ended September 30, 2015, filed with the SEC on November 20, 2015, including information specifically incorporated by reference therein from Ashland’s Proxy Statement on Schedule 14A filed with the SEC on December 4, 2015, incorporated by reference herein.

Relationship between Ashland Global and Valvoline Following the Separation

To govern their relationship following the Separation, Ashland Global and Valvoline will enter into various agreements described in this section, including:

•	a separation agreement;

•	a transition services agreement;

•	a reverse transition services agreement;

•	a tax matters agreement;

•	a registration rights agreement;

•	an employee matters agreement; and

•	a shared environmental liabilities agreement.

This section describes the material terms that Ashland currently expects, as of the date of this proxy statement/prospectus, will be included in the foregoing agreements, and accordingly, these terms are subject to change.

Separation Agreement

Ashland Global will enter into a separation agreement with Valvoline before the initial Separation. The separation agreement will set forth the agreements between Ashland Global and Valvoline regarding the principal actions to be taken in connection with the Separation. It will also set forth other agreements that govern aspects of the relationship between Ashland Global and Valvoline following the initial Separation.

Transfer of Assets and Assumption of Liabilities.    The separation agreement will identify certain transfers of assets and assumptions of liabilities that are necessary in advance of the Separation so that Ashland Global and Valvoline retain the assets of, and the liabilities associated with, their respective businesses.

However, certain liabilities that are not associated with the Ashland Global businesses or the Valvoline business will be allocated regardless of which business they are associated with (if any). For example, Ashland Global will retain, or assume from Valvoline, substantially all liabilities arising from or relating to the exposure of any person to asbestos from the manufacture, production, sale, distribution, conveyance or placement in the stream of commerce on or prior to the date of the Separation of any product or other item, as well as from repair, use, abatement or disposal on or prior to the date of the Separation of any building material or equipment containing asbestos, regardless of whether related to the Ashland Global businesses or the Valvoline business. In addition, Ashland Global will retain, or assume from Valvoline, all environmental liabilities, known or unknown, arising from or relating to the Ashland Global businesses or any other historical business of Ashland Inc., other than the Valvoline business, arising or relating to events, conduct or conditions occurring prior to, on or after the date of the Separation.

The separation agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between Ashland Global and Valvoline.

Internal Transactions.    The separation agreement will describe certain internal transactions related to the Separation that will occur prior to the Separation.

Intercompany Arrangements.    All agreements, arrangements, commitments and understandings, including most intercompany accounts payable or accounts receivable, between Ashland Global, on the one hand, and Valvoline, on the other hand, will terminate effective as of the Separation, except specified agreements and arrangements that are intended to survive the Separation.

Shared Liabilities.    The tax matters agreement, employee matters agreement and shared environmental liabilities agreement will describe certain current and future liabilities that will be shared between Ashland Global and Valvoline following the Separation. These agreements will respectively specify the portion of the economic costs of such liabilities between Ashland Global and Valvoline and will establish a process for managing, defending and resolving, as well as sharing the costs related to, such liabilities as between Ashland Global and Valvoline.

Credit Support.    Valvoline will agree to use reasonable best efforts to arrange, prior to the Separation, for the replacement of all guarantees, covenants, indemnities, surety bonds, letters of credit or similar assurances of credit support currently provided by or through Ashland or any of its affiliates for the benefit of the Valvoline business.

Representations and Warranties.    In general, neither Ashland Global nor Valvoline will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with these transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents. Except as expressly set forth in the separation agreement, all assets will be transferred on an “as is”, “where is” basis.

Further Assurances.    Ashland Global and Valvoline will use reasonable best efforts to affect any transfers contemplated by the separation agreement that have not been consummated prior to the Separation as promptly as practicable following the initial Separation. In addition, Ashland Global and Valvoline will use reasonable best efforts to affect any transfer or re-transfer of any asset or liability that was improperly transferred or retained as promptly as practicable following the Separation.

The Initial Public Offering.    The separation agreement will govern Ashland Global’s and Valvoline’s respective rights and obligations regarding the proposed IPO. Prior to the completion of the IPO, Valvoline will take all actions reasonably requested by Ashland in connection with the IPO. Ashland Global will have the sole and absolute discretion to determine the terms of, and whether to proceed with, the IPO and any subsequent spin-off or disposition of Valvoline stock by Ashland Global.

Conditions.    The separation agreement will also provide that several conditions must be satisfied or waived by Ashland Global in its sole and absolute discretion before the Separation can occur.

Ashland Global will have the right not to complete the Separation if, at any time, the Ashland Global Board determines, in its sole and absolute discretion, that the Separation is not in the best interests of Ashland Global or its shareholders or is otherwise not advisable.

Exchange of Information.    Ashland Global and Valvoline will agree to provide each other with information reasonably necessary to comply with reporting, disclosure, filing or other requirements of any national securities exchange or governmental authority, for use in judicial, regulatory, administrative and other proceedings and to satisfy audit, accounting, regulatory, litigation and other similar requests. Ashland Global and Valvoline will also agree to use reasonable best efforts to retain such information in accordance with Ashland Global’s record retention policies as in effect on the date of the separation agreement. Each party will also agree to use its reasonable best efforts to assist the other with its financial reporting and audit obligation for an agreed period of time.

Termination.    The Ashland Global Board, in its sole and absolute discretion, will be able to terminate the separation agreement at any time prior to the initial Separation.

Release of Claims.    Ashland Global and Valvoline will each agree to release the other and its affiliates, successors and assigns, and all persons that prior to the Separation have been the other’s shareholders, directors, officers, agents and employees, and their respective heirs, executors, administrators, successors and assigns, from any claims against any of them that arise out of or relate to events, circumstances or actions occurring or failing to occur or any conditions existing at or prior to the time of the Separation. These releases will be subject to exceptions set forth in the separation agreement.

Indemnification.    Ashland Global and Valvoline will each agree to indemnify the other and each of the other’s current and former directors, officers and employees, and each of the heirs, administrators, executors, successors and assigns of any of them, against certain liabilities incurred in connection with the separation of the Ashland Global and Valvoline businesses. The amount of either Ashland Global’s or Valvoline’s indemnification obligations will be reduced by any insurance proceeds the party being indemnified receives. The separation agreement will also specify procedures regarding claims subject to indemnification.

Transition Services Agreement

In order to help ensure an orderly transition, Ashland Global intends to enter into a transition services agreement pursuant to which it will, for a limited time following the completion of this offering, provide Valvoline with various corporate support services, including certain accounting, human resources, information technology, office and building, risk, security, tax and treasury services. Ashland Global may also provide Valvoline with additional services that Ashland Global and Valvoline may identify from time to time in the future. In general, the services will begin following the initial Separation and cover a period not expected to exceed 24 months.

Ashland Global will agree to perform the services with the same standard of quality and care as it uses in servicing its own business, and in any event with at least the same level of quality and care as such services were provided to the Valvoline business during the preceding year. Ashland Global and Valvoline will agree to cooperate in connection with the performance of the services, provided that such cooperation does not unreasonably disrupt Ashland Global’s or Valvoline’s operations, and Ashland Global will agree to use commercially reasonable efforts, at Valvoline’s expense, to obtain any third-party consents required for the performance of the services.

The services will be provided by Ashland Global without representation or warranty of any kind. Ashland Global will have no liability with respect to its furnishing of the services except to the extent occasioned by its bad faith, willful misconduct, fraud, gross negligence or willful breach of the agreement.

Under the transition services agreement, Ashland Global and Valvoline will each be obligated to maintain the confidentiality of the other’s confidential information for five years following the termination of the transition services agreement, subject to certain exceptions. Ashland Global and Valvoline will retain all rights, title and interest in and to their respective intellectual property used in the provision of services under the agreement.

The transition services agreement will specify the costs to Valvoline for the services. These costs will be consistent with expenses that Ashland has historically allocated or incurred with respect to such services, plus a mark-up of five percent.

Reverse Transition Services Agreement

In order to help ensure an orderly transition, Valvoline intends to enter into a transition services agreement pursuant to which it will, for a limited time following the completion of this offering, provide Ashland Global with various corporate support services, including certain human resources, information technology, office and building, security and tax services, as well as certain regulatory compliance services required during the period in which Valvoline remains a majority-owned subsidiary of Ashland Global. Valvoline may also provide Ashland Global with additional services that Valvoline and Ashland Global may identify from time to time in the future. In general, the services will begin following the initial Separation and cover a period not expected to exceed 24 months.

Valvoline will agree to perform the services with the same standard of quality and care as it uses in servicing its own business, and in any event with at least the same level of quality and care as such services were provided to the Ashland Global businesses during the preceding year. Valvoline and Ashland Global will agree to cooperate in connection with the performance of the services, provided that such cooperation does not unreasonably disrupt Valvoline’s or Ashland Global’s operations, and Valvoline will agree to use commercially reasonable efforts, at Ashland Global’s expense, to obtain any third-party consents required for the performance of the services.

The services will be provided by Valvoline without representation or warranty of any kind. Valvoline will have no liability with respect to its furnishing of the services except to the extent occasioned by its bad faith, willful misconduct, fraud, gross negligence or willful breach of the agreement.

Under the transition services agreement, Valvoline and Ashland Global will each be obligated to maintain the confidentiality of the other’s confidential information for five years following the termination of the transition services agreement, subject to certain exceptions. Valvoline and Ashland Global will retain all rights, title and interest in and to their respective intellectual property used in the provision of services under the agreement.

The transition services agreement will specify the costs to Ashland Global for the services. These costs will be consistent with expenses that Ashland has historically allocated or incurred with respect to such services, plus a mark-up of five percent.

Tax Matters Agreement

Ashland and Valvoline intend to enter into a tax matters agreement that will govern the rights, responsibilities and obligations of Ashland and Valvoline after the closing of the IPO with respect to all tax matters (including tax liabilities, tax attributes, tax returns and tax contests) (the “Tax Matters Agreement”).

Valvoline will be included in the U.S. federal consolidated group tax return, and possibly certain combined or similar group tax returns, with Ashland (the “Ashland Group Returns”) for the period starting approximately on the date of the closing of the IPO and through the date of the Final Separation (the “Interim Period”). Under the Tax Matters Agreement, Ashland will generally make all necessary tax payments to the relevant tax authorities with respect to Ashland Group Returns, and Valvoline will make tax sharing payments to Ashland. The amount of Valvoline’s tax sharing payments will generally be determined as if Valvoline and each of its relevant subsidiaries included in the Ashland Group Returns filed its own consolidated, combined or separate tax returns for the Interim Period that include only Valvoline and/or its relevant subsidiaries, as the case may be.

For taxable periods that begin on or after the day after the date of the Final Separation, Valvoline will no longer be included in any Ashland Group Returns and will file tax returns that include only Valvoline and/or its subsidiaries, as appropriate. Valvoline will not be required to make tax sharing payments to Ashland for those taxable periods. Nevertheless, Valvoline has (and will continue to have following the Final Separation) joint and several liability with Ashland to the IRS for the consolidated U.S. federal income taxes of the Ashland consolidated group for the taxable periods in which Valvoline was part of the Ashland consolidated group.

The Tax Matters Agreement will also generally provide that Valvoline will indemnify Ashland for the following taxes:

•	Taxes of Valvoline for all taxable periods that begin on or after the day after the date of the Final Separation;

•

Taxes of Valvoline Inc. for the Interim Period, and taxes of subsidiaries of Valvoline Inc. for all taxable periods that end on or before the date of the Final Separation, that are not attributable to Ashland Group Returns;

•	Taxes for any tax period prior to the closing of the IPO (the “Pre-IPO Period”) that arise on audit or examination and are directly attributable to the Valvoline business;

•

Certain U.S. federal, state or local taxes for the Pre-IPO Period of Ashland and/or its subsidiaries for that period that arise on audit or examination and are directly attributable to neither the Valvoline business nor the Ashland Global businesses; and

•	Transaction Taxes (as described below) that are allocated to Valvoline under the Tax Matters Agreement.

The Tax Matters Agreement will also provide that Valvoline will indemnify Ashland for any taxes (and reasonable expenses) resulting from the failure of the Final Separation to qualify for non-recognition of gain and loss or certain reorganization transactions related to the Separation or the Final Separation to qualify for their intended tax treatment (“Transaction Taxes”), where the taxes result from (1) breaches of covenants that Valvoline will agree to in connection with these transactions (including covenants containing the restrictions described below that are designed to preserve the tax-free nature of the Final Separation), (2) the application of certain provisions of U.S. federal income tax law to the Final Separation with respect to acquisitions of Valvoline’s common stock or (3) any other actions that Valvoline knows or reasonably should expect would give rise to such taxes. The Tax Matters Agreement will also require Valvoline to indemnify Ashland for a portion of certain other Transaction Taxes allocated to Valvoline based on Valvoline’s market capitalization relative to the market capitalization of Ashland.

Valvoline will generally have either sole control, or joint control with Ashland, over any audit or examination related to taxes for which Valvoline is required to indemnify Ashland.

The Tax Matters Agreement will impose certain restrictions on Valvoline and Valvoline’s subsidiaries (including restrictions on share issuances or repurchases, business combinations, sales of assets, and similar transactions) that will be designed to preserve the tax-free nature of the Final Separation. These restrictions will apply for the two-year period after the Final Separation. However, Valvoline will be able to engage in an otherwise restricted action if Valvoline obtains an appropriate opinion from counsel or ruling from the IRS.

Registration Rights Agreement

Prior to the initial Separation, Ashland Global and Valvoline expect to enter into a registration rights agreement with customary representations, warranties and covenants, pursuant to which Valvoline will grant Ashland Global and its affiliates certain registration rights with respect to Valvoline’s common stock owned by Ashland Global.

Employee Matters Agreement

Ashland and Valvoline intend to enter into an employee matters agreement that will address employment, compensation and benefits matters, including the allocation and treatment of assets and liabilities relating to Valvoline’s employees and the compensation and benefit plans and programs in which Valvoline’s employees participate prior to the Final Separation, as well as other human resources, employment and employee benefit matters.

Employment-Related Liabilities. On or prior to the closing of the IPO, Valvoline generally will assume responsibility for all employment-related liabilities of or relating to Valvoline’s current and former employees, former employees who were employed by a terminated, divested or discontinued Valvoline business, former U.S. employees of any other terminated, divested or discontinued business and former U.S. employees of a shared resource group.

Benefit and Welfare Plans. Following the closing of the IPO and prior to the Final Separation, Valvoline will establish benefit plans for its employees that generally will recognize all service, compensation and other factors affecting benefit determinations to the same extent recognized under the corresponding Ashland benefit plan. Until such time, claims incurred by Valvoline’s employees will continue to be covered under Ashland’s benefit plans, and Valvoline will reimburse Ashland for such costs if they are not otherwise charged to Valvoline in the ordinary course.

Pension and Retirement Plans. Prior to the closing of the IPO, Valvoline will assume responsibility for certain Ashland qualified and nonqualified pension and retirement plans as well as a portion of the trusts or other funding vehicles that have been established to fund such plans. Specifically, prior to the IPO, Valvoline will assume all liabilities and assets relating to the Ashland Hercules pension plan, other than liabilities and assets relating to active employees who are covered by the Hopewell collective bargaining agreement, which will be retained by Ashland. In addition, Valvoline will assume responsibility for certain Ashland excess benefit and supplemental pension plan liabilities, as well as the portions of the Ashland nonqualified deferred compensation plans that relate to Valvoline’s employees and our non-employee directors. Following the IPO and prior to the Final Separation, Valvoline will establish one or more defined contributions plans that will accept a trust-to-trust transfer of its employees’ account balances from the Ashland Global 401(k) plan.

Labor Matters. Valvoline will assume and comply with any collective bargaining arrangements that cover its employees.

Long-Term Incentive Equity Compensation. No adjustments will be made to outstanding Ashland long-term incentive equity compensation awards in connection with the IPO. Outstanding Ashland long-term incentive equity compensation awards held by Valvoline’s employees at the time of the Final Separation will be converted entirely into equivalent awards with respect to Valvoline common stock at the time of the Final Separation, with adjustments designed to preserve the aggregate value of the award. In addition, outstanding 2015-2017 LTIP performance units held by Valvoline’s employees at the time of the Final Separation will be converted into Valvoline time-based restricted stock units, based on performance achieved as of the Final Separation. Any outstanding 2016-2018 LTIP performance units and any performance units granted following the IPO that are held by Valvoline’s employees at the time of the Final Separation will be converted into Valvoline time-based restricted stock units based on performance achieved through the end of the applicable performance period, in accordance with the terms of the award. Outstanding 2014-2016 LTIP performance units will vest in November 2016 and will be settled in Ashland common stock in accordance with their terms. Long-term incentive awards granted outside of the U.S. will generally be treated as described above, except to the extent otherwise required by local law.

VALIDITY OF SHARES

Cravath, Swaine & Moore LLP will pass upon the validity of the shares of Ashland Global common stock offered by this proxy statement/prospectus.

EXPERTS

The consolidated financial statements of Ashland Inc. and Consolidated Subsidiaries as of September 30, 2015 and for the year then ended, appearing in Ashland Inc.’s Annual Report (Form 10-K) for the year ended September 30, 2015, and the effectiveness of Ashland Inc. and Consolidated Subsidiaries’ internal control over financial reporting as of September 30, 2015, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Ashland Inc. as of September 30, 2014 and for each of the two years in the period ended September 30, 2014 incorporated in this proxy statement/prospectus by reference to Ashland Inc.’s Annual Report on Form 10-K for the year ended September 30, 2015 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The independent reserve estimates for future asbestos claims and related costs given various assumptions (which is included in Financial Statements and Supplementary Data) incorporated in this proxy statement/prospectus by reference to Ashland Inc.’s Annual Report on Form 10-K for the year ended September 30, 2015, have been so incorporated in reliance on estimates provided by Hamilton, Rabinovitz & Associates, Inc.

SHAREHOLDER PROPOSALS FOR THE 2017 ANNUAL MEETING

Shareholders interested in presenting a proposal for consideration at the 2017 Annual Meeting may do so by following the procedures prescribed in SEC Rule 14a-8 of the Securities Exchange Act of 1934, as amended, and Ashland’s By-laws. To be eligible for inclusion in the proxy statement for the 2017 Annual Meeting, shareholder proposals must be received by Ashland’s Secretary no later than August 12, 2016.

Ashland’s By-laws provide that for business to be properly brought before an annual meeting by a shareholder, the shareholder must give written notice (as specified below) to the Secretary of Ashland not later than ninety days in advance of the annual meeting (provided that if the annual meeting of shareholders is held earlier than the last Thursday in January, such notice must be given within ten days after the first public disclosure of the date of the annual meeting) (such applicable notice deadline, the “By-law Notice Deadline”). The first public disclosure of that date may be a public filing with the SEC. Such notice must set forth as to each matter the shareholder proposes to bring before the annual meeting:

•

A brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting and, in the event that such business includes a proposal to amend either the Articles or By-laws of Ashland, the language of the proposed amendment;

•	The name and address of the shareholder proposing such business;

•

A representation that the shareholder is a holder of record of Ashland Common Stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business;

•	Any material interest of the shareholder in such business; and

•	A representation as to whether or not the shareholder will solicit proxies in support of the proposal.

Ashland’s By-laws further provide that no business shall be conducted at any annual meeting except in accordance with the foregoing procedures and that the chair of any such meeting may refuse to permit any business to be brought before an annual meeting that is not made in compliance with the procedures described above or if the shareholder fails to comply with the representations set forth in the notice.

For any shareholder proposal that is not submitted for inclusion in next year’s proxy statement pursuant to SEC Rule 14a-8, but is instead sought to be considered as timely and presented directly at the 2017 Annual Meeting, SEC rules permit management to vote proxies in its discretion if: (1) Ashland receives written notice of the proposal before the By-law Notice Deadline, and Ashland advises shareholders in the 2017 Annual Meeting Proxy Statement about the nature of the matter and how management intends to vote on such matter; or (2) Ashland does not receive notice of the proposal prior to the By-law Notice Deadline.

Note that if the reorganization proposal is approved by shareholders and the Reorganization is consummated, the 2017 Annual Meeting will be the annual meeting of Ashland Global, instead of Ashland, but the same procedures for presenting a proposal as those described above will apply.

HOUSEHOLDING

Individual shareholders sharing an address with one or more other shareholders may elect to “household” the mailing of the proxy statement. This means that only one proxy statement will be sent to that address unless one or more shareholders at that address specifically elect to receive separate mailings. Shareholders who participate in householding will continue to receive separate proxy cards. Also, householding will not affect dividend check mailings. We will promptly send a separate proxy statement to a shareholder at a shared address on request. Shareholders with a shared address may also request us to send separate proxy statements in the future, or to send a single copy in the future if we are currently sending multiple copies to the same address.

Requests related to householding should be mailed to Ashland Inc., P.O. Box 391, Covington, KY 41012-0391, Attn: Investor Relations or by calling (859) 815-3527. If you are a shareholder whose shares are held by a bank, broker or other nominee, you can request information about householding from your bank, broker or other nominee.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Ashland Global filed a registration statement on Form S-4 to register with the SEC the shares of Ashland Global common stock that our shareholders will receive in connection with the Reorganization if the Reorganization is completed. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Ashland Global and a proxy statement of Ashland for its Special Meeting.

This proxy statement/prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules in accordance with the rules and regulations of the SEC and we refer you to the omitted information. The statements this proxy statement/prospectus makes pertaining to the content of any contract, agreement or other document that is an exhibit to the registration statement necessarily are summaries of their material provisions and do not describe all exceptions and qualifications contained in those contracts, agreements or documents. You should read those contracts, agreements or documents for information that may be important to you. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its website.

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330 or 202-942-8090. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information about issuers who file electronically with the SEC. The address of that site is www.sec.gov. These reports, proxy statements and other information may also be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005. General information about us, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through our website at www.ashland.com as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Information on our website is not incorporated into this proxy statement/prospectus or our other securities filings and is not a part of these filings.

The SEC allows us to “incorporate by reference” into this proxy statement/prospectus information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this proxy statement/prospectus except for any information superseded by information in this proxy statement/prospectus or in any document subsequently filed with the SEC that is also incorporated by reference. This proxy statement/

prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our financial condition.

•	Ashland’s Annual Report on Form 10-K for the year ended September 30, 2015;

•	Ashland’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016 and December 31, 2015; and

•	Ashland’s Proxy Statement on Schedule 14A, filed on December 4, 2015.

•

Ashland’s Current Reports on Form 8-K, filed October 1, 2015, October 6, 2015, October 9, 2015, November 3, 2015, November 18, 2015, December 28, 2015, February 1, 2016, March 22, 2016, April 13, 2016, May 31, 2016, June 7, 2016, June 20, 2016, July 11, 2016, July 12, 2016, July 13, 2016 and July 20, 2016 (two separate Current Reports).

In addition, all documents filed by us or Ashland Global under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this proxy statement/prospectus and prior to the date of the Special Meeting shall also be deemed to be incorporated in this proxy statement/prospectus by reference. These documents include annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, as well as proxy statements.

Following the Reorganization described in this proxy statement/prospectus, Ashland Global will become subject to the same informational requirements that Ashland is subject to prior to the Reorganization, and will file annual, quarterly and current reports, proxy statements and other information with the SEC in accordance with the Exchange Act and with the NYSE pursuant to the Exchange Act and NYSE Listing Rules.

You can obtain any documents incorporated by reference, without charge, from Ashland Inc. by calling us at (859) 815-3527 or writing us at the following address:

Ashland Inc.

P.O. Box 391

Covington, KY 41012-0391

Attention: Investor Relations

Exhibits to the filings will not be sent, unless those exhibits have been specifically incorporated by reference in this prospectus.

If you would like to request documents from us, please do so by August 23, 2016 to receive them before the Special Meeting. We will send requested documents by first-class mail within one business day after receiving the request.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus and the registration statement of which this proxy statement/prospectus is a part to vote on the proposals. No one has been authorized to provide you with information that is different from what is contained in this proxy statement/prospectus or in the incorporated documents.

Annex I

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of May 31, 2016, is by and among Ashland Inc., a Kentucky corporation (“Ashland”), Ashland Global Holdings Inc., a Delaware corporation and a direct, wholly owned subsidiary of Ashland (“Ashland Global”), and Ashland Merger Sub Corp., a Kentucky corporation and a direct, wholly owned subsidiary of Ashland Global (“Merger Sub”).

RECITALS

WHEREAS Ashland Global and Merger Sub are newly formed entities organized for the purpose of participating in the transactions contemplated by this Agreement;

WHEREAS as of the date hereof, (i) Ashland holds all of the issued and outstanding shares of common stock of Ashland Global (“Ashland Global Common Stock”) and (ii) Ashland Global holds all of the issued and outstanding shares of common stock of Merger Sub (“Merger Sub Common Stock”);

WHEREAS the Board of Directors of Ashland has determined that it is advisable and in the best interests of Ashland’s shareholders to reorganize to create a new holding company structure by merging Merger Sub with and into Ashland (the “Merger”), with Ashland being the surviving corporation (sometimes referred to herein as the “Surviving Corporation”), and converting each outstanding share of common stock of Ashland (“Ashland Common Stock”) into one share of Ashland Global Common Stock;

WHEREAS the Board of Directors of Ashland has determined that, among other things, the Merger will help facilitate the previously-announced plan to pursue the separation of Ashland into two independent, publicly-traded companies (one company comprising Ashland’s specialty ingredients and performance materials businesses and the other comprising the Valvoline business) (the “Separation”);

WHEREAS the Boards of Directors of each of Ashland, Ashland Global and Merger Sub have approved this Agreement and the Merger, subject to the terms and conditions set forth in this Agreement;

WHEREAS the Board of Directors of Ashland unanimously has determined to submit this Agreement and the Merger for approval by Ashland’s shareholders, in accordance with the provisions of the Kentucky Business Corporation Act (the “KBCA”), at a special meeting of Ashland shareholders;

WHEREAS Ashland Global, as the sole shareholder of Merger Sub, has approved this Agreement and the Merger; and

WHEREAS the parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”), and to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code or a transfer described in Section 351(a) of the Code (the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the foregoing and the covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Ashland, Ashland Global and Merger Sub hereby agree as follows:

ARTICLE I

THE MERGER

SECTION 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the KBCA, at the Effective Time, Merger Sub will be merged with and into Ashland and the separate existence of Merger Sub will cease. Ashland will continue as the Surviving Corporation as a wholly owned subsidiary of Ashland Global and will continue to be governed by the laws of the Commonwealth of Kentucky. At the Effective Time, the effect of the Merger will be as provided in Section 271B.11-060 of the KBCA.

SECTION 1.2 Effective Time. The Merger shall become effective upon the filing of Articles of Merger with the Secretary of State of the Commonwealth of Kentucky pursuant to Section 271B.11-050 of the KBCA or at such later date as may be specified therein (the “Effective Time”).

SECTION 1.3 Organizational Documents of the Surviving Corporation. From and after the Effective Time, the Fourth Restated Articles of Incorporation of Ashland, as in effect immediately prior to the Effective Time, shall continue in full force and effect as the Fourth Restated Articles of Incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable law. From and after the Effective Time, the Bylaws of Ashland, as in effect immediately prior to the Effective Time, shall continue in full force and effect as the Bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable law.

SECTION 1.4 Directors and Officers of the Surviving Corporation. The directors and officers of Merger Sub immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Corporation and shall hold office from the Effective Time until their successors are duly elected or appointed and qualified in the manner provided in the Bylaws of the Surviving Corporation or as otherwise provided by law.

SECTION 1.5 Directors and Officers of Ashland Global. Prior to the Effective Time, Ashland, in its capacity as the sole shareholder of Ashland Global, shall take or cause to be taken all such actions as are necessary to cause those persons serving as the directors and officers of Ashland immediately prior to the Effective Time to be elected or appointed as the directors and officers of Ashland Global, each such person to have the same position(s) with Ashland Global (and the same committee memberships in the case of directors) as he or she held with Ashland immediately prior to the Effective Time, with the directors serving until the earlier of the next meeting of the Ashland Global shareholders at which an election of directors is held and until their successors are elected or appointed or their earlier death, resignation or removal.

SECTION 1.6 Additional Actions. Subject to the terms and conditions of this Agreement, the parties hereto shall take all such reasonable and lawful action as may be necessary or appropriate in order to effectuate the Merger and to comply with the requirements of the KBCA. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any other actions or things are necessary or desirable in connection with the Merger or to otherwise carry out this Agreement, the officers of the Surviving Corporation shall be authorized to take and do, in the name and on behalf of each of Merger Sub and Ashland, all such other actions and things as may be necessary or desirable to carry out this Agreement.

SECTION 1.7 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Ashland, Ashland Global, Merger Sub or the holders of any securities of Ashland, Ashland Global or Merger Sub:

(a) Conversion of Ashland Common Stock. Each share of Ashland Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled pursuant to Section 1.7(b) and other than Dissenting Shares (as defined below)) shall automatically be converted into one duly issued, fully paid and nonassessable share of Ashland Global Common Stock.

(b) Cancellation of Treasury Stock. Each share of Ashland Common Stock held in the treasury of Ashland immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist.

(c) Conversion of Merger Sub Common Stock. Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall automatically be converted into one share of common stock of the Surviving Corporation.

(d) Cancellation of Ashland Global Common Stock. Each share of Ashland Global Common Stock issued and outstanding immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist.

SECTION 1.8 Dissenting Shares.

(a) Notwithstanding anything in this Agreement to the contrary, shares of Ashland Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has otherwise satisfied the requirements of Section 271B.13-210 of the KBCA (the “Dissenting Shares”) shall not be converted into shares of Ashland Global Common Stock and holders of such Dissenting Shares will be entitled only to receive payment of the fair value of such Dissenting Shares, plus accrued interest, in accordance with the provisions of Section 271B.13-250

Annex I-2

of the KBCA, unless such holder fails to perfect, withdraws or otherwise loses the right to dissent. If, after the Effective Time, such holder fails to perfect, withdraws or otherwise loses the right to dissent, such shares shall be treated as if they had been converted as of the Effective Time into shares of Ashland Global Common Stock pursuant to Section 1.7, without interest.

(b) No later than ten (10) days after the date that Ashland’s shareholders approve the Merger, Ashland or the Surviving Corporation shall notify each holder of Dissenting Shares of: (i) the approval of the Merger, (ii) the availability of dissenters’ rights for such shares and (iii) such additional matters as the Surviving Corporation deems appropriate and as required by Section 271B.13-220 of the KBCA. The Surviving Corporation shall include in such notice a copy of Chapter 271B.13 of the KBCA.

SECTION 1.9 No Required Surrender of Stock Certificates.

(a) At and after the Effective Time, (i) each certificate which, immediately prior to the Effective Time, represented outstanding shares of Ashland Common Stock (an “Ashland Certificate”) shall be deemed for all purposes to evidence ownership of, and to represent, the number of shares of Ashland Global Common Stock into which the shares of Ashland Common Stock represented by such Ashland Certificate immediately prior to the Effective Time have been converted pursuant to Section 1.7 and (ii) where no Ashland Certificate has been issued in the name of a holder of shares of Ashland Common Stock, a “book-entry” (i.e., a computerized or manual entry) shall be made in the shareholder records of Ashland Global to evidence the issuance to such holder of the number of uncertificated shares of Ashland Global Common Stock into which such shares of Ashland Common Stock have been converted pursuant to Section 1.7.

(b) The registered holder of any Ashland Certificate outstanding immediately prior to the Effective Time, as such holder appears in the books and records of Ashland, or of the transfer agent in respect of the shares of Ashland Common Stock, immediately prior to the Effective Time, shall, until such Ashland Certificate is surrendered for transfer or exchange, have and be entitled to exercise any voting and other rights with respect to, and to receive any dividends or other distributions on, the shares of Ashland Global Common Stock into which the shares of Ashland Common Stock represented by any such Ashland Certificate have been converted pursuant to Section 1.7, subject to the KBCA and the Delaware General Corporation Law, each as applicable.

(c) If any Ashland Certificate shall have been lost, stolen or destroyed, Ashland Global may, in its discretion and as a condition to the issuance of any Ashland Global Certificate or uncertificated shares of Ashland Global Common Stock in book-entry form, require the owner of such lost, stolen or destroyed Ashland Certificate to post a bond, in such reasonable and customary amount as Ashland Global may direct, as indemnity against any claim that may be made against Ashland Global or the Surviving Corporation with respect to such Ashland Certificate.

(d) If any Ashland Global Certificate is to be issued in a name other than that in which the Ashland Certificate surrendered for exchange is registered, such exchange shall be conditioned upon (i) the Ashland Certificate so surrendered being properly endorsed or otherwise in proper form for transfer and (ii) the person requesting such exchange either paying any transfer or other taxes required by reason of the issuance of the Ashland Global Certificate in a name other than that of the registered holder of the Ashland Certificate surrendered, or establishing to the satisfaction of Ashland Global, or the transfer agent in respect of the Ashland Global Common Stock, that such tax has been paid or is not applicable.

SECTION 1.10 Stock Transfer Books. At the Effective Time, the stock transfer books of Ashland shall be closed and thereafter there shall be no further registration of transfers of shares of Ashland Common Stock theretofore outstanding on the records of Ashland.

SECTION 1.11 Plan of Reorganization. This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g). Each party hereto shall use its reasonable best efforts to cause the Merger to qualify, and will not knowingly take any actions or cause any actions to be taken which could reasonably be expected to prevent the Merger from qualifying, as a reorganization within the meaning of Section 368(a) of the Code, and a transfer described in Section 351 of the Code.

SECTION 1.12 Successor Issuer. It is the intent of the parties hereto that Ashland Global be deemed a “successor issuer” of Ashland in accordance with Rule 12g-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 414 under the Securities Act of 1933, as amended (the “Securities Act”). At or after the Effective Time, Ashland Global shall file (i) an appropriate report on Form 8-K describing the Merger and (ii) appropriate pre-effective and/or post-effective amendments, as applicable, to any registration statements of Ashland on Form S-8.

Annex I-3

ARTICLE II

ACTIONS TO BE TAKEN IN CONNECTION WITH THE MERGER

SECTION 2.1 Assumption of Ashland Plans and Awards. At the Effective Time, Ashland Global shall assume each Ashland equity incentive and deferred compensation plan (collectively, the “Ashland Plans”), including (i) all unexercised and unexpired options to purchase shares of Ashland Common Stock (“Ashland Options”) and all stock appreciation rights, performance share awards, restricted share awards, restricted stock equivalents, restricted stock units, common stock units, deferred stock units and other incentive awards and deferrals covering shares of Ashland Common Stock, whether or not vested (collectively, “Ashland Awards”) that are then outstanding under each such Ashland Plan and (ii) the remaining unallocated reserve of shares of Ashland Common Stock issuable under each such Ashland Plan. At the Effective Time, the reserve of shares of Ashland Common Stock under each such Ashland Plan, whether allocated to outstanding Ashland Awards or unallocated at that time, shall be converted on a one-share-for-one-share basis into a reserve of shares of Ashland Global Common Stock, and each Ashland Award assumed by Ashland Global shall continue to have, and be subject to, the same terms and conditions as set forth in the applicable Ashland Plan and the agreement(s) evidencing each such award as in effect immediately prior to the Effective Time (including, without limitation, the vesting schedule and applicable issuance dates (without acceleration thereof by virtue of the Merger and the transactions contemplated hereby), the per share exercise price, the expiration date and other applicable termination provisions and the tax withholding procedures), except that each Ashland stock appreciation right and Ashland Option will be exercisable (or will become exercisable in accordance with its terms) for, and each other Ashland Award shall be denominated with reference to and shall be issuable as to, that number of shares of Ashland Global Common Stock equal to the number of shares of Ashland Common Stock that were subject to each such Ashland stock appreciation right and Ashland Option and other Ashland Award immediately prior to the Effective Time.

SECTION 2.2 Assignment and Assumption of Agreements. Effective as of the Effective Time, Ashland hereby assigns to Ashland Global, and Ashland Global hereby assumes and agrees to perform, all obligations of Ashland pursuant to the Ashland Plans and each stock option agreement, stock appreciation right award agreement, performance unit (LTIP) award agreement, restricted stock award agreement, restricted stock equivalent award agreement, restricted stock unit award agreement and performance-based restricted stock award agreement evidencing an outstanding Ashland Award under the Ashland Plans. Effective as of the Effective Time, Ashland Global shall become the successor issuer of securities under the Ashland Plans and shall, as soon as practicable following the Effective Time, file a post-effective amendment to each existing S-8 registration statement covering the Ashland Plans, pursuant to which Ashland Global as successor to Ashland shall expressly adopt such S-8 registration statements as its own in accordance with Rule 414 issued under the Securities Act.

SECTION 2.3 Non-U.S Jurisdictions. In the event that Ashland and Ashland Global are not able to assign or assume any Ashland Plans, Ashland Awards or applicable award agreements, in each case as contemplated by Sections 2.1 and 2.2, due to a conflict with applicable law or regulation in any non-U.S. jurisdiction, then both parties shall use their reasonable best efforts to enter into any lawful arrangement substantially consistent with the intent of Sections 2.1 and 2.2 or to otherwise cooperate in good faith to preserve the benefits and obligations of such Ashland Plans, Ashland Awards and applicable award agreements after giving effect to the Merger.

SECTION 2.4 Reservation of Shares. On or prior to the Effective Time, Ashland Global shall reserve sufficient shares of Ashland Global Common Stock to provide for the issuance of Ashland Global Common Stock upon the exercise or other settlement of all Ashland Awards and to cover any additional shares of Ashland Global Common Stock that may become issuable under future awards made with respect to the remaining share reserves under the assumed Ashland Plans that are, in accordance with the foregoing provisions of this Agreement, converted into reserves of shares of Ashland Global Common Stock.

SECTION 2.5 Registration Statement; Proxy/Prospectus. Promptly following the execution of this Agreement, Ashland shall prepare and file with the Securities and Exchange Commission (the “SEC”) a proxy statement in preliminary form relating to the Shareholders’ Meeting (as defined below) (together with any amendments thereof or supplements thereto, the “Proxy Statement”) and Ashland Global shall prepare and file with the SEC a registration statement on Form S-4 (together with all amendments thereto, the “Registration Statement” and the prospectus contained in the Registration Statement together with the Proxy Statement, the “Proxy/Prospectus”), in connection with the registration under the Securities Act of the shares of Ashland Global Common Stock to be issued to the shareholders of Ashland pursuant to the Merger. Each of Ashland Global and Ashland shall use its reasonable best efforts to cause the Registration Statement to become effective and the Proxy/Prospectus to be cleared by the SEC as promptly as practicable,

Annex I-4

and, prior to the effective date of the Registration Statement, Ashland Global shall take all actions reasonably required under any applicable federal securities laws or state blue sky laws in connection with the issuance of shares of Ashland Global Common Stock pursuant to the Merger. As promptly as reasonably practicable after the Registration Statement shall have become effective and the Proxy/Prospectus shall have been cleared by the SEC, Ashland shall mail or cause to be mailed or otherwise make available in accordance with the Securities Act and the Exchange Act, the Proxy/Prospectus to its shareholders; provided, however, that the parties shall consult and cooperate with each other in determining the appropriate time for mailing or otherwise making available to Ashland’s shareholders the Proxy/Prospectus in light of the date set for the Shareholders’ Meeting.

SECTION 2.6 Meeting of Ashland Shareholders; Board Recommendation. Ashland shall take all action necessary in accordance with the KBCA and its governing documents to call, hold and convene a meeting of its shareholders to consider the approval of this Agreement and the Merger (the “Shareholders’ Meeting”). Ashland shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the approval of this Agreement and the Merger. Ashland may adjourn or postpone the Shareholders’ Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy/Prospectus is provided to its shareholders in advance of any vote on this Agreement and the Merger if as of the time for which the Shareholders’ Meeting is originally scheduled (as set forth in the Proxy/Prospectus), there are insufficient shares of Ashland Common Stock voting in favor of the approval of this Agreement and the Merger or represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such Shareholders’ Meeting.

SECTION 2.7 Section 16 Matters. Prior to the Effective Time, the Boards of Directors of Ashland and Ashland Global or an appropriate committee of non-employee directors (as such term is defined for purposes of Rule 16b-3 promulgated under the Exchange Act) shall adopt resolutions consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of Ashland or Ashland Global who is a covered person for purposes of Section 16(a) of the Exchange Act of shares of Ashland Common Stock (or derivative securities) and the receipt of shares of Ashland Global Common Stock (or derivative securities) in exchange therefor by virtue of this Agreement and the Merger will be an exempt transaction for purposes of Section 16(b) of the Exchange Act.

SECTION 2.8 Other Employee Benefit Plans and Arrangements. Ashland Global shall assume each of Ashland’s other employee benefit plans and arrangements and the obligations of Ashland thereunder upon the same terms and conditions as set forth in such plans and arrangements as in effect at the Effective Time.

ARTICLE III

CONDITIONS OF MERGER

SECTION 3.1 Conditions Precedent. The obligations of the parties to this Agreement to consummate the Merger and the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver by the parties hereto at or prior to the Effective Time of each of the following conditions:

(a) The Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceeding for that purpose shall have been initiated or, to the knowledge of Ashland Global or Ashland, threatened by the SEC and not concluded or withdrawn. No similar proceeding with respect to the Proxy/Prospectus shall have been initiated or, to the knowledge of Ashland Global or Ashland, threatened by the SEC and not concluded or withdrawn.

(b) This Agreement and the Merger shall have been approved by the affirmative vote of at least a majority of all issued and outstanding shares of Ashland Common Stock in accordance with the KBCA.

(c) The Ashland Global Common Stock to be issued pursuant to the Merger shall have been approved for listing by the New York Stock Exchange (the “NYSE”).

(d) No order, statute, rule, regulation, executive order, injunction, stay, decree, judgment or restraining order that is in effect shall have been enacted, entered, promulgated or enforced by any court or governmental or regulatory authority or instrumentality that prohibits or makes illegal the consummation of the Merger or the transactions contemplated hereby.

Annex I-5

(e) Ashland shall have received a legal opinion of Cravath, Swaine & Moore LLP in form and substance reasonably satisfactory to it indicating the Merger should qualify for the Intended Tax Treatment.

(f) All material approvals, licenses and certifications from, and notifications and filings to, governmental entities and non-governmental third parties shall have been obtained or made, as applicable.

(g) Ashland shall have received relief from the SEC confirming that Ashland Global shall be deemed a “successor issuer” of Ashland in accordance with Rule 12g-3 under the Exchange Act and Rule 414 under the Securities Act and confirming such other matters as may be requested by Ashland.

ARTICLE IV

COVENANTS

SECTION 4.1 Listing of Ashland Global Common Stock. Ashland and Ashland Global shall use their reasonable best efforts to obtain, at or before the Effective Time, confirmation of listing on the NYSE of the Ashland Global Common Stock issuable pursuant to the Merger.

SECTION 4.2 Expenses. Ashland and Ashland Global shall pay their own expenses in connection with the transactions contemplated by this Agreement.

SECTION 4.3 Activities of Ashland Global and Merger Sub. Prior to the Effective Time, Ashland Global and Merger Sub shall not conduct any business activities and shall not conduct any other activities except as necessary to effectuate the transactions contemplated by this Agreement.

ARTICLE V

TERMINATION AND AMENDMENT

SECTION 5.1 Termination. This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time by action of the Board of Directors of Ashland if such Board of Directors should determine that, for any reason, the completion of the transactions provided for herein would be inadvisable or not in the best interest of Ashland or its shareholders. In the event of such termination and abandonment, this Agreement shall become void and none of Ashland, Ashland Global or Merger Sub nor their respective shareholders, members, directors or officers shall have any liability with respect to such termination and abandonment.

SECTION 5.2 Amendment. At any time prior to the Effective Time, this Agreement may, to the extent permitted by the KBCA, be supplemented, amended or modified by the mutual written consent of the parties to this Agreement.

ARTICLE VI

MISCELLANEOUS PROVISIONS

SECTION 6.1 Governing Law. This Agreement shall be governed by and construed and enforced under the laws of the Commonwealth of Kentucky.

SECTION 6.2 Counterparts. This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original but all of which shall constitute one and the same agreement.

Annex I-6

SECTION 6.3 Entire Agreement. This Agreement constitutes the entire agreement, and supersedes all other agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

SECTION 6.4 Severability. The provisions of this Agreement are severable, and in the event any provision hereof is determined to be invalid or unenforceable, such invalidity or unenforceability shall not in any way affect the validity or enforceability of the remaining provisions hereof.

SECTION 6.5 No Third-Party Beneficiaries. Nothing contained in this Agreement is intended by the parties hereto to confer upon any person other than the parties hereto any rights or remedies hereunder.

SECTION 6.6 Tax Matters. Each of Ashland and Ashland Global will comply with the recordkeeping and information reporting requirements of the Code that are imposed as a result of the transactions contemplated hereby, and will provide information reporting statements to holders of shares of Ashland Common Stock at the time and in the manner prescribed by the Code and applicable Treasury Regulations.

[Signature page follows]

Annex I-7

IN WITNESS WHEREOF, Ashland, Ashland Global and Merger Sub have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ASHLAND INC.

By:	/s/Peter J. Ganz
	Name:	Peter J. Ganz
	Title:	Senior Vice President, General Counsel and Secretary, Chief Compliance Officer

ASHLAND GLOBAL HOLDINGS INC.

By:	/s/Peter J. Ganz
	Name:	Peter J. Ganz
	Title:	Senior Vice President, General Counsel and Secretary, Chief Compliance Officer

ASHLAND MERGER SUB CORP.

By:	/s/Michael S. Roe
	Name:	Michael S. Roe
	Title:	President

Annex I-8

Annex II

FORM OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF ASHLAND GLOBAL

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ASHLAND GLOBAL HOLDINGS INC.

ASHLAND GLOBAL HOLDINGS INC., a corporation organized and existing under the laws of the State of Delaware, DOES HEREBY CERTIFY AS FOLLOWS:

1. The name of the corporation is Ashland Global Holdings Inc. The original Certificate of Incorporation of the corporation was filed with the Secretary of State of the State of Delaware on May 6, 2016 (as amended and in effect immediately prior to the adoption and effectiveness hereof, the “Original Certificate of Incorporation”), and the name under which the corporation was originally incorporated is Ashland Global Holdings Inc.

2. This Amended and Restated Certificate of Incorporation (this “Certificate”) has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware (the “DGCL”) and shall be effective as of [Time] Eastern [Standard/Daylight] Time on [Date], 2016.

3. The Original Certificate of Incorporation is hereby amended and restated to read in its entirety as follows:

ARTICLE I

NAME

SECTION 1.01. The name of the corporation (hereinafter called the “Corporation”) is Ashland Global Holdings Inc.

ARTICLE II

REGISTERED OFFICE; REGISTERED AGENT

SECTION 2.01. The address of the Corporation’s registered office in the State of Delaware is [Street Address], City of [City], County of [County], Delaware [Zip Code]. The name of the Corporation’s registered agent at such address is [Registered Agent].

ARTICLE III

PURPOSE

SECTION 3.01. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV

CAPITAL STOCK

SECTION 4.01. Authorized Capital Stock. The total number of shares of all classes of stock which the Corporation shall have authority to issue is 230,000,000 shares, consisting of (1) 30,000,000 shares of Preferred Stock, having no par value (“Preferred Stock”), and (2) 200,000,000 shares of Common Stock, par value $0.01 per share (“Common Stock”).

The number of authorized shares of either the Preferred Stock or the Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the authorization of the Board of Directors of the Corporation (the “Board”) and the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of either the Preferred Stock or the Common Stock voting separately as a class shall be required therefor.

SECTION 4.02. Preferred Stock. (a) The Board is hereby expressly authorized, by resolution or resolutions, to provide, out of the unissued shares of Preferred Stock, for series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

(b) Except as otherwise required by law, holders of a series of Preferred Stock, as such, shall be entitled only to such voting rights, if any, as shall expressly be granted to such holders by this Certificate (including any Certificate of Designation relating to such series).

SECTION 4.03. Common Stock. (a) Ranking. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights of the holders of the Preferred Stock of any series as may be designated by the Board upon any issuance of the Preferred Stock of any series.

(b) Voting Rights. Each holder of Common Stock, as such, shall be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate (including any Certificate of Designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate (including any Certificate of Designation relating to any series of Preferred Stock) or pursuant to the DGCL.

(c) Dividends. Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock, dividends may be declared and paid on the Common Stock at such times and in such amounts as the Board in its discretion shall determine.

(d) Liquidation and Other Events. Upon the dissolution, liquidation or winding up of the Corporation, subject to the rights, if any, of the holders of any outstanding series of Preferred Stock, the holders of the Common Stock, as such, shall be entitled to receive the assets of the Corporation available for distribution to its stockholders ratably in proportion to the number of shares held by them.

ARTICLE V

BOARD OF DIRECTORS

SECTION 5.01. Size of Board. The business and affairs of the Corporation shall be managed by or under the direction of the Board. Except as otherwise fixed pursuant to the terms of any outstanding series of Preferred Stock pursuant to this Certificate (including any Certificate of Designation relating to such series of Preferred Stock), the number of directors of the Corporation shall be fixed from time to time by or pursuant to the By-laws of the Corporation (the “By-laws”).

SECTION 5.02. Election of Directors. (a) The directors, other than those who may be elected by the holders of any series of Preferred Stock voting separately pursuant to this Certificate (including any Certificate of Designation relating to such series of Preferred Stock), shall be elected by the stockholders entitled to vote thereon at each annual meeting of the stockholders and shall hold office until the next annual meeting of stockholders and until each of their successors shall have been elected and qualified. The election of directors need not be by written ballot. No decrease in the number of directors constituting the Board shall shorten the term of any incumbent director.

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(b) The vote required for the election of directors by stockholders, other than in a contested election of directors, shall be the affirmative vote of a majority of the votes cast with respect to a director nominee. For purposes of this paragraph, a ‘majority of the votes cast’ shall mean that the number of votes cast ‘for’ a director must exceed the number of votes cast ‘against’ that director. In any contested election of directors, the nominees receiving the greatest number of the votes cast for their election, up to the number of directors to be elected in such election, shall be deemed elected. ‘Abstentions’ and ‘broker non-votes’ will not count as votes either “for or “against” a nominee. Any incumbent director who fails to receive a majority of the votes cast in an uncontested election shall submit an offer to resign from the Board no later than two weeks after the certification by the Corporation of the voting results. An uncontested election is one in which the number of individuals who have been nominated for election as a director is equal to, or less than, the number of directors constituting the Whole Board (as defined below). A contested election is one in which the number of persons nominated exceeds the number of directors to be elected as of the date that is ten days prior to the date that the Corporation first mails its notice of meeting for such meeting to the stockholders. The term “Whole Board” shall mean the total number of authorized directors, whether or not there exist any vacancies on the Board.

SECTION 5.03. Vacancies and Newly Created Directorships. Except as otherwise provided for or fixed by or pursuant to the provisions of this Certificate relating to the rights of the holders of any outstanding series of Preferred Stock (including any Certificate of Designation relating to such series of Preferred Stock), newly created directorships resulting from any increase in the number of directors may be filled by the Board, or as otherwise provided in the By-laws, and any vacancies on the Board resulting from death, resignation, removal or other cause shall only be filled by the Board, and not by the stockholders, by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board, or by a sole remaining director, or as otherwise provided in the By-laws. Any director elected in accordance with the preceding sentence of this Section 5.03 shall hold office until the next annual meeting of stockholders and until such director’s successor shall have been elected and qualified.

ARTICLE VI

STOCKHOLDERS

SECTION 6.01. Action by Unanimous Written Consent. Subject to the rights of the holders of any outstanding series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation may be effected by the written consent of the stockholders of the Corporation in lieu of a duly called annual or special meeting of stockholders of the Corporation, provided that such written consent is unanimously granted by the holders of 100% of voting power of the voting stock of the Corporation, voting together as a single class, that would be entitled to vote on such action at a duly called annual or special meeting of stockholders of the Corporation.

ARTICLE VII

ADOPTION, AMENDMENT OR REPEAL OF BY-LAWS

SECTION 7.01. Board of Directors. In furtherance and not in limitation of the powers conferred upon it by law, the Board is expressly authorized to adopt, repeal, alter or amend the By-laws, by the vote of a majority of the entire Board or such greater vote as shall be specified in the By-laws, that the Board may deem necessary or desirable for the efficient conduct of the affairs of Corporation, including, but not limited to, provisions governing the conduct of, and the matters which may properly be brought before, annual or special meetings of the stockholders and provisions specifying the manner and extent to which prior notice shall be given of the submission of proposals to be considered at any such meeting or of nominations for election of directors to be held at any such meeting.

SECTION 7.02. Stockholders. The stockholders shall also have power to adopt, repeal, alter or amend the By-laws; provided, however, that in addition to any requirements of law and any other provision of this Certificate (and notwithstanding the fact that a lesser percentage may be specified by law, this Certificate or the Bylaws), the affirmative vote of the holders of at least 80% of the voting power of the then outstanding voting stock of the Corporation, voting together as a single class, shall be required for stockholders to adopt, amend, alter or repeal any provision of the By-laws. As used in this Certificate, “voting stock” shall mean shares of capital stock of the Corporation entitled to vote generally in an election of directors.

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ARTICLE VIII

AMENDMENTS

SECTION 8.01. The Corporation reserves the right to amend, alter, adopt or repeal any provision contained in this Certificate, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are subject to this reservation. Notwithstanding anything contained in this Certificate to the contrary (and in addition to any vote required by law), the affirmative vote of the holders of at least 80% of the voting power of the then outstanding voting stock of the Corporation, voting together as a single class, shall be required to amend, alter, change, or repeal or to adopt any provision inconsistent with Article V, Article VI, Article VII and this Article VIII.

ARTICLE IX

LIMITATION ON DIRECTOR LIABILITY; INDEMNIFICATION

SECTION 9.01. Limitation on Director Liability. To the fullest extent that the DGCL or any other law of the State of Delaware as it exists or as it may hereafter be amended permits, the limitation or elimination of the liability of directors, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

SECTION 9.02. Indemnification. To the fullest extent that the DGCL or any other law of the State of Delaware as it exists or as it may hereafter be amended permits, the Corporation may provide indemnification of (and advancement of expenses to) its current and former directors, officers and agents (and any other persons to which the DGCL permits the Corporation to provide indemnification) through By-law provisions, agreements with such agents or other persons, votes of stockholders or disinterested directors or otherwise.

SECTION 9.03. Effect of Amendment or Repeal. No amendment to or repeal of any Section of this Article IX, nor the adoption of any provision of this Certificate inconsistent with this Article IX, shall eliminate or reduce the effect of this Article IX in respect of any matter occurring, or any action or proceeding accruing or arising, prior to such amendment, repeal or adoption of an inconsistent provision. This Article IX is not intended to eliminate or limit any protection otherwise available to the directors or officers of the Corporation.

Annex II-4

Annex III

FORM OF AMENDED AND RESTATED BY-LAWS OF ASHLAND GLOBAL

BY-LAWS

OF

ASHLAND GLOBAL HOLDINGS INC.

Amended and restated as of [DATE], 2016

ARTICLE I

Offices

SECTION 1.01. Registered Office. The registered office of Ashland Global Holdings Inc. (hereinafter called the “Corporation”) in the State of Delaware shall be at [Street Address], City of [City], County of [County], Delaware [Zip Code], and the registered agent shall be [Registered Agent], or such other office or agent as the Board of Directors of the Corporation (the “Board”) shall from time to time select.

SECTION 1.02. Other Offices. The Corporation may also have an office or offices, and keep the books and records of the Corporation, except as may otherwise be required by law, at such other place or places, either within or outside of the State of Delaware, as the Board may from time to time determine or the business of the Corporation may require.

ARTICLE II

Meetings of Stockholders

SECTION 2.01. Place of Meeting. All meetings of the stockholders of the Corporation (the “stockholders”) shall be held at a place, either within or outside of the State of Delaware, to be determined by the Board. If no designation is made by the Board, the place of meeting shall be the principal executive offices of the Corporation. The Board may, in its sole discretion, determine that the meetings shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”) (or any successor provision thereto).

SECTION 2.02. Annual Meetings. The annual meeting of the stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held on such date and at such time as shall from time to time be fixed by the Board. Any previously scheduled annual meeting of the stockholders may be postponed by action of the Board taken prior to the time previously scheduled for such annual meeting of the stockholders.

SECTION 2.03. Special Meetings. Except as otherwise required by law or the Certificate of Incorporation of the Corporation (the “Certificate”), and subject to the rights of the holders of any outstanding series of preferred stock (the “Preferred Stock”), special meetings of the stockholders for any purpose or purposes may be called by the Chairman of the Board, the President of the Corporation ( the “President”) or a majority of the Board. Only such business as is specified in the Corporation’s notice of any special meeting of stockholders shall come before such meeting. A special meeting shall be held at such place, if any, and on such date and at such time as shall be fixed by the Board.

SECTION 2.04. Notice of Meetings. (a) Except as otherwise provided by law, notice of each meeting of the stockholders, whether annual or special, shall be given by the Corporation to each stockholder of record entitled to notice of the meeting not less than 10 days nor more than 60 days before the date of the meeting. If mailed, such notice shall be deemed given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation. Each such notice shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

(b) Notice of adjournment of a meeting of the stockholders need not be given if the place, if any, date and hour to which it is adjourned, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, are announced at such meeting, unless the adjournment is for more than 30 days or, after adjournment, a new record date is fixed for the adjourned meeting. If the adjournment is for more than 30 days, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after adjournment a new record date is fixed for the adjourned meeting, the Board shall fix a new record date for notice of each adjourned meeting in accordance with the DGCL and notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at such meeting. Such further notice shall be given as may be required by law.

SECTION 2.05. Quorum. Except as otherwise required by law, the Certificate or these by-laws of the Corporation (“By-laws”), the holders of a majority of the voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereat, present in person or by proxy, shall constitute a quorum at any meeting of the stockholders; provided, however, that in the case of any vote to be taken by classes or series, the holders of a majority of the votes entitled to be cast by the stockholders of a particular class or series, present in person or by proxy, shall constitute a quorum of such class or series. To the fullest extent permitted by law, the stockholders present at a duly organized meeting may continue to transact any business for which a quorum existed at the commencement of such meeting until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

SECTION 2.06. Adjournments. The chairman of the meeting or the stockholders, by the affirmative vote of the holders of a majority of the voting power of the shares of capital stock entitled to vote thereat, who are present in person or by proxy, may adjourn the meeting from time to time whether or not a quorum is present (or, in the case of specified business to be voted on by a class or series, the chairman of the meeting or the stockholders, by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of such class or series so represented, may adjourn the meeting with respect to such specified business). At any such adjourned meeting at which a quorum may be present, any business may be transacted which might have been transacted at the meeting as originally called.

SECTION 2.07. Order of Business; Stockholder Proposals. (a) At each meeting of the stockholders, the Chairman of the Board or, in the absence of the Chairman of the Board, the President or, in the absence of the Chairman of the Board and the President, such person as shall be selected by the Board or the executive committee of the Board shall act as chairman of the meeting. The order of business at each such meeting shall be as determined by the chairman of the meeting. The chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Corporation, restrictions on entry to such meeting after the time prescribed for the commencement thereof and the opening and closing of the voting polls.

(b) At any annual meeting of the stockholders, only such business shall be conducted as shall have been brought before the annual meeting (i) by or at the direction of the chairman of the meeting or (ii) by any stockholder who is a holder of record at the time of the giving of the notice provided for in this Section 2.07, who is entitled to vote at the meeting and who complies with the procedures set forth in this Section 2.07.

(c) For business properly to be brought before an annual meeting of stockholders by a stockholder, the stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation (the “Secretary”). To be timely, a stockholder’s notice must be delivered to or mailed and received by the Secretary at the principal executive offices of the Corporation not less than 90 days nor more than 120 days prior to the first anniversary of the date of the immediately preceding annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days earlier or more than 60 days later than such anniversary date, notice by the stockholder to be timely must be so delivered or received not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting and the 10th day following the day on which public announcement of the date of such meeting is first made. In no event shall an adjournment or postponement of an annual meeting commence a new time period for the giving of a stockholder’s notice as described in this Section 2.07. As used in these By-laws, “public announcement” shall mean disclosure (i) in a press release reported by the Dow Jones Newswire, Business Wire, Reuters Information Service or any similar or successor news wire service or (ii) in a communication distributed generally to stockholders and in a document publicly filed by the Corporation with the Securities and Exchange Commission (the “SEC”) pursuant to Sections 13, 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or any successor provisions thereto.

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(d) To be in proper written form, a stockholder’s notice to the Secretary shall set forth in writing as to each matter the stockholder proposes to bring before the annual meeting:

(1) (the name and address of the each stockholder proposing such business, as they appear on the Corporation’s books;

(2) as to each stockholder proposing such business, the name and address of (i) any other beneficial owner of stock of the Corporation that are owned by such stockholder and (ii) any person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the stockholder or such beneficial owner (each, a “Stockholder Associated Person”);

(3) as to each stockholder proposing such business and any Stockholder Associated Person, (i) the class or series and number of shares of stock directly or indirectly held of record and beneficially by the stockholder proposing such business or Stockholder Associated Person, (ii) the date such shares of stock were acquired, (iii) a description of any agreement, arrangement or understanding, direct or indirect, with respect to such business between or among the stockholder proposing such business, any Stockholder Associated Person or any others (including their names) acting in concert with any of the foregoing, (iv) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, hedging transactions and borrowed or loaned shares) that has been entered into, directly or indirectly, as of the date of such stockholder’s notice by, or on behalf of, the stockholder proposing such business or any Stockholder Associated Person, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of the stockholder proposing such business or any Stockholder Associated Person with respect to shares of stock of the Corporation (a “Derivative”), (v) a description in reasonable detail of any proxy (including revocable proxies), contract, arrangement, understanding or other relationship pursuant to which the stockholder proposing such business or Stockholder Associated Person has a right to vote any shares of stock of the Corporation, (vi) any rights to dividends on the stock of the Corporation owned beneficially by the stockholder proposing such business or Stockholder Associated Person that are separated or separable from the underlying stock of the Corporation, (vii) any proportionate interest in stock of the Corporation or Derivatives held, directly or indirectly, by a general or limited partnership in which the stockholder proposing such business or Stockholder Associated Person is a general partner or, directly or indirectly, beneficially owns an interest in a general partner and (viii) any performance-related fees (other than an asset-based fee) that the stockholder proposing such business or Stockholder Associated Person is entitled to based on any increase or decrease in the value of stock of the Corporation or Derivatives thereof, if any, as of the date of such notice (the information specified in Section 2.07(d)(1) to (3) is referred to herein as “Stockholder Information”);

(4) a representation that each such stockholder is a holder of record of stock of the Corporation entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to propose such business;

(5) a brief description of the business desired to be brought before the annual meeting, the text of the proposal (including the text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend these By-laws, the text of the proposed amendment) and the reasons for conducting such business at the meeting;

(6) any material interest of the stockholder and any Stockholder Associated Person in such business;

(7) a representation as to whether such stockholder intends (i) to deliver a proxy statement and form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt such business or (ii) otherwise to solicit proxies from the stockholders in support of such business;

(8) all other information that would be required to be filed with the SEC if the stockholder or any Stockholder Associated Person were participants in a solicitation subject to Section 14 of the Exchange Act; and

(9) a representation that the stockholder shall provide any other information reasonably requested by the Corporation.

(e) Such stockholders shall also provide any other information reasonably requested by the Corporation within five business days after such request.

(f) In addition, such stockholder shall further update and supplement the information provided to the Corporation in the notice or upon the Corporation’s request pursuant to Section 2.07(e) as needed, so that such information shall be true and correct as of the record date for the meeting and as of the date that is the later of 10 business days before the meeting or any adjournment or postponement thereof. Such update and supplement must be delivered personally or mailed to, and received at the principal executive offices of the Corporation, addressed to the Secretary, by no later than five business days after the record date for the meeting (in the

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case of the update and supplement required to be made as of the record date), and not later than seven business days before the date for the meeting (in the case of the update and supplement required to be made as of 10 business days before the meeting or any adjournment or postponement thereof).

(g) The foregoing notice requirements shall be deemed satisfied by a stockholder if the stockholder has notified the Corporation of his or her intention to present a proposal at an annual meeting and such stockholder’s proposal has been included in a proxy statement that has been prepared by management of the Corporation to solicit proxies for such annual meeting; provided, however, that if such stockholder does not appear or send a qualified representative to present such proposal at such annual meeting, the Corporation need not present such proposal for a vote at such meeting, notwithstanding that proxies in respect of such vote may have been received by the Corporation; and provided, further, that the foregoing shall not imply any obligation beyond that required by applicable law to include a stockholder’s proposal in a proxy statement prepared by management of the Corporation. Notwithstanding anything in these By-laws to the contrary, no business shall be conducted at any annual meeting except in accordance with the procedures set forth in this Section 2.07.

(h) The chairman of an annual meeting may refuse to permit any business to be brought before an annual meeting, which fails to comply with this Section 2.07 or, in the case of a stockholder proposal, if the stockholder solicits proxies in support of such stockholder’s proposal without having made the representation required by Section 2.07(d)(7).

(i) The provisions of this Section 2.07 shall govern all business related to stockholder proposals at the annual meeting of stockholders; provided that business related to the election or nomination of directors shall be governed by the provisions of Section 3.03 and not by this Section 2.07.

SECTION 2.08. List of Stockholders. It shall be the duty of the Secretary or other officer who has charge of the stock ledger to prepare and make, at least 10 days before each meeting of the stockholders, a complete list of the stockholders entitled to vote thereat, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in such stockholder’s name. Such list shall be produced and kept available at the times and places required by law.

SECTION 2.09. Voting. (a) Except as otherwise provided by law or by the Certificate, each stockholder of record of any series of Preferred Stock shall be entitled at each meeting of the stockholders to such number of votes, if any, for each share of such stock as may be fixed in the Certificate or in the resolution or resolutions adopted by the Board providing for the issuance of such stock, and each stockholder of record of Common Stock shall be entitled at each meeting of the stockholders to one vote for each share of such stock, in each case, registered in such stockholder’s name on the books of the Corporation:

(1) on the date fixed pursuant to Section 7.06 as the record date for the determination of stockholders entitled to vote at such meeting; or

(2) if no such record date shall have been so fixed, then at the close of business on the day immediately before the day on which notice of such meeting is given, or, if notice is waived, at the close of business on the day immediately before the day on which the meeting is held.

(b) Each stockholder entitled to vote at any meeting of the stockholders may authorize not in excess of three persons to act for such stockholder by proxy. Any such proxy shall be delivered to the secretary of such meeting at or prior to the time designated for holding such meeting, but in any event not later than the time designated in the order of business for so delivering such proxies. No such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

(c) Except as otherwise required by law and except as otherwise provided in the Certificate or these By-laws, at each meeting of the stockholders, all corporate actions to be taken by vote of the stockholders shall be authorized by a majority of the votes cast by the stockholders entitled to vote thereon who are present in person or by proxy, and where a separate vote by class or series is required, a majority of the votes cast by the stockholders of such class or series who are present in person or by proxy shall be the act of such class or series.

(d) Unless required by law or determined by the chairman of the meeting to be advisable, the vote on any matter, including the election of directors, need not be by written ballot. Any written ballot shall be signed by the stockholder voting, or by such stockholder’s proxy, and shall state the number of shares voted.

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SECTION 2.10. Inspectors. The chairman of the meeting shall appoint one or more inspectors to act at any meeting of the stockholders. Such inspectors shall perform such duties as shall be required by law or specified by the chairman of the meeting. Inspectors need not be stockholders. No director or nominee for the office of director shall be appointed such inspector.

ARTICLE III

Board of Directors

SECTION 3.01. General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law or by the Certificate directed or required to be exercised or done by the stockholders.

SECTION 3.02. Number, Term of Office, Qualification and Election. (a) Number of Directors. Subject to the rights of holders of any outstanding series of Preferred Stock with respect to the election of directors, the number of directors of the Corporation shall be fixed from time to time by resolution adopted by the Board. However, no decrease in the number of directors constituting the Board shall shorten the term of any incumbent director. Directors of the Corporation need not be stockholders.

(b) Term of Office. Directors, other than any who may be elected by the holders of any series of Preferred Stock pursuant to the provisions set forth in the Certificate (including any Certificate of Designation relating to such series of Preferred Stock), shall hold office until the next annual meeting of the stockholders and until each of their successors shall have been duly elected and qualified.

(c) Director Qualification. Unless the Board determines otherwise, to be eligible to be a nominee for election or reelection as a director, a person must deliver (in accordance with the time periods prescribed for delivery of notice by the Board) to the Secretary at the principal executive offices of the Corporation a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such person (A) is not and will not become a party to (i) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person will act or vote as a director on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation or (ii) any Voting Commitment that could limit or interfere with such person’s ability to comply with such person’s fiduciary duties as a director under applicable law, (B) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein and (C) in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading and other policies and guidelines of the Corporation that are applicable to directors.

(d) Election. Directors shall be elected in the manner provided in Section 5.02 of the Certificate.

SECTION 3.03. Notification of Nominations. (a) Subject to the rights of the holders of any outstanding series of Preferred Stock, nominations for the election of directors may be made by (1) the Board or (2) by any stockholder who is a stockholder of record at the time of giving of the notice of nomination provided for in this Section 3.03 and who is entitled to vote for the election of directors.

(b) Subject to the rights of the holders of any outstanding series of Preferred Stock, any stockholder of record entitled to vote for the election of directors at a meeting may nominate persons for election as directors only if timely written notice of such stockholder’s intent to make such nomination is given in proper written form to the Secretary. To be timely, a stockholder’s notice must be delivered to or mailed and received by the Secretary at the principal executive offices of the Corporation (i) with respect to an election to be held at an annual meeting of the stockholders, not less than 90 days nor more than 120 days prior to the first anniversary of the date of the immediately preceding annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days earlier or more than 60 days later than such anniversary date, notice by the stockholder to be timely must be so delivered or received not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting and the 10th day following the day on which public announcement of the date of such meeting is

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first made; and (ii) with respect to an election to be held at a special meeting of the stockholders for the election of directors, not earlier than the 90th day prior to such special meeting and not later than the close of business on the later of the 60th day prior to such special meeting and the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees to be elected at such meeting. In no event shall an adjournment or postponement, or public announcement of an adjournment or postponement of an annual or special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described in this Section 3.03.

(c) Each such notice shall set forth:

(1) the Stockholder Information with respect to such stockholder and any Stockholder Associated Persons and the name and address of the person or persons to be nominated;

(2) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote in the election of directors and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;

(3) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder;

(4) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among the stockholder and any Stockholder Associated Person or any of their respective affiliates or associates or other parties with whom they are acting in concert, including all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the stockholder, Stockholder Associated Person or any person acting in concert therewith, were the “registrant” for purposes of such rule and each nominee were a director or executive of such registrant;

(5) such other information regarding each nominee proposed by such stockholder and Stockholder Associated Persons as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated, or intended to be nominated, by the Board and a completed signed questionnaire, representation and agreement required by Section 3.02(b);

(6) a representation as to whether such stockholder intends (a) to deliver a proxy statement and form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve the nomination or (b) otherwise to solicit proxies from stockholders in support of such nomination;

(7) a representation that the stockholder shall provide any other information reasonably requested by the Corporation; and

(8) the executed written consent of each nominee to serve as a director of the Corporation if so elected;

(d) Such stockholders shall also provide any other information reasonably requested by the Corporation within five business days after such request.

(e) In addition, such stockholders shall further update and supplement the information provided to the Corporation in the notice of nomination or upon the Corporation’s request pursuant to Section 3.03(d) as needed, so that such information shall be true and correct as of the record date for the meeting and as of the date that is 10 business days before the meeting or any adjournment or postponement thereof. Such update and supplement must be delivered personally or mailed to, and received at the principal executive offices of the Corporation, addressed to the Secretary, by no later than five business days after the record date for the meeting (in the case of the update and supplement required to be made as of the record date), and not later than seven business days before the date for the meeting (in the case of the update and supplement required to be made as of 10 business days before the meeting or any adjournment or postponement thereof).

(f) The chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure or if the stockholder solicits proxies in favor of such stockholder’s nominee(s) without having made the representations required by Section 3.03(c)(6).

(g) If such stockholder does not appear or send a qualified representative to present such proposal at such meeting, the Corporation need not present such proposal for a vote at such meeting, notwithstanding that proxies in respect of such vote may have been received by the Corporation.

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(h) Subject to the rights of the holders of any outstanding series of Preferred Stock, only such persons who are nominated in accordance with the procedures set forth in this Section 3.03 shall be eligible to serve as directors of the Corporation.

(i) Notwithstanding anything in this Section 3.03 to the contrary, in the event that the number of directors to be elected to the Board at an annual meeting of the stockholders is increased and there is no public announcement naming all of the nominees for directors or specifying the size of the increased Board made by the Corporation at least 90 days prior to the first anniversary of the date of the immediately preceding annual meeting, a stockholder’s notice required by this Section 3.03 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to or mailed to and received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the Corporation.

SECTION 3.04. Quorum and Manner of Acting. Except as otherwise provided by law, the Certificate or these By-laws, (i) a majority of the Whole Board (as defined below) shall constitute a quorum for the transaction of business at any meeting of the Board, and (ii) the affirmative vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board. The chairman of the meeting or a majority of the directors present may adjourn the meeting to another time and place whether or not a quorum is present. When a meeting is adjourned to another time or place (whether or not a quorum is present), notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At any adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally called. The term “Whole Board” shall mean the total number of authorized directors pursuant to Section 3.02(a), whether or not there exist any vacancies on the Board.

SECTION 3.05. Place of Meetings. Subject to Sections 3.06 and 3.07, the Board may hold its meetings at such place or places within or outside of the State of Delaware as the Board may from time to time determine or as shall be specified or fixed in the respective notices or waivers of notice thereof.

SECTION 3.06. Regular Meetings. (a) As soon as practicable after each annual election of directors, the Board shall meet for the purpose of organization and the transaction of other business.

(b) Regular meetings of the Board shall be held at such times as the Board shall from time to time determine, at such locations as the Board may determine.

SECTION 3.07. Special Meetings. Special meetings of the Board shall be held whenever called by the Chairman of the Board, the President or by a majority of directors then in office, and shall be held at such place, on such date and at such time as he, she or they, as applicable, shall fix.

SECTION 3.08. Notice of Meetings. Notice of regular meetings of the Board or of any adjourned meeting thereof need not be given. Notice of each special meeting of the Board shall be given by overnight delivery service or mailed to each director, in either case addressed to such director at such director’s residence or usual place of business, at least two days before the day on which the meeting is to be held or shall be sent to such director at such place by telecopy or by electronic transmission or shall be given personally or by telephone, not later than two days before the meeting is to be held, but notice need not be given to any director who shall, either before or after the meeting, submit a waiver of such notice or who shall attend such meeting without protesting, prior to or at its commencement, the lack of notice to such director. Unless otherwise required by these By-laws, every such notice shall state the time and place but need not state the purpose of the meeting.

SECTION 3.09. Rules and Regulations. The Board may adopt such rules and regulations not inconsistent with the provisions of law, the Certificate or these By-laws for the conduct of its meetings and management of the affairs of the Corporation as the Board may deem proper.

SECTION 3.10. Participation in Meeting by Means of Communications Equipment. Any one or more members of the Board or any committee thereof may participate in any meeting of the Board or of any such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other or as otherwise permitted by law, and such participation in a meeting shall constitute presence in person at such meeting.

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SECTION 3.11. Action Without Meeting. Any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all of the members of the Board or of any such committee consent thereto in writing, by electronic transmission or transmissions, or as otherwise permitted by law and, if required by law, the writing or writings or electronic transmission or transmissions are filed with the minutes or proceedings of the Board or of such committee.

SECTION 3.12. Resignations. Any director of the Corporation may at any time resign by giving notice in writing or by electronic transmission to the Board, the Chairman of the Board, the President or the Secretary. Such resignation shall take effect at the time specified therein or, if the time be not specified therein, upon receipt thereof, and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 3.13. Vacancies. Subject to the rights of the holders of any series of Preferred Stock with respect to the election of directors, newly created directorships resulting from any increase in the number of directors may be filled by the Board, and vacancies on the Board resulting from death, resignation, disqualification, removal or other cause shall, unless otherwise determined by the Board, only be filled by the Board, and not by the stockholders, by the affirmative vote of a majority of the remaining directors then in office or, if there is only one remaining director in office, by such sole remaining director, even though less than a quorum of the Board. Any director elected in accordance with the preceding sentence of this Section 3.13 shall hold office until the next annual meeting of stockholders and until such director’s successor shall have been duly elected and qualified.

SECTION 3.14. Removal. Subject to the rights of holders of any outstanding series of Preferred Stock with respect to the removal of directors, a director may be removed from office by the Stockholders of the Corporation, with or without cause, by the affirmative vote of the holders of a majority in voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon.

SECTION 3.15. Compensation. Each director, in consideration of such person serving as a director, shall be entitled to receive from the Corporation such amount per annum and such fees for attendance at meetings of the Board or of committees of the Board, or both, as the Board or a committee thereof shall from time to time determine. In addition, each director shall be entitled to receive from the Corporation reimbursement for the reasonable expenses incurred by such person in connection with the performance of such person’s duties as a director. Nothing contained in this Section 3.14 shall preclude any director from serving the Corporation or any of its subsidiaries in any other capacity and receiving compensation therefor.

ARTICLE IV

Committees of the Board of Directors

SECTION 4.01. Establishment of Committees of the Board. The Board shall designate such committees as may be required by the rules of the New York Stock Exchange (or any other principal United States exchange upon which the shares of the Corporation may be listed) and may from time to time, by resolution adopted by a majority of the Board, designate other committees of the Board (including an executive committee), with such lawfully delegable powers and duties as it thereby confers, to serve at the pleasure of the Board and shall, for those committees and any others provided for herein, elect a director or directors to serve as the member or members, designating, if it desires, other directors as alternate members who may replace any absent or disqualified member at any meeting of the committee.

SECTION 4.02. Conduct of Business. Any committee, to the extent allowed by law and provided in the resolution establishing such committee or the charter of such committee, shall have and may exercise all the duly delegated powers and authority of the Board in the management of the business and affairs of the Corporation. The Board shall have the power to prescribe the manner in which proceedings of any such committee shall be conducted. In the absence of any such prescription, any such committee shall have the power to prescribe the manner in which its proceedings shall be conducted. Unless the Board or such committee shall otherwise provide, regular and special meetings and other actions of any such committee shall be governed by the provisions of Article IV applicable to meetings and actions of the Board. Each committee shall keep regular minutes and report on its actions to the Board.

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ARTICLE V

Officers

SECTION 5.01. Number; Term of Office. (a) The officers of the Corporation shall be determined by the Board and, to the extent provided in Section 5.01(c), the Chairman of the Board, and may include a Chairman of the Board, a Chief Executive Officer, a President, one or more Vice Presidents (including, without limitation, Senior Vice Presidents) and a Treasurer, Secretary and Controller and such other officers and agents as the Board may elect from time to time, each to have such authority, functions or duties as these By-laws provide or as may be delegated or assigned to such officer, from time to time, by the Board, the Chairman of the Board or the President. One person may hold the offices and perform the duties of any two or more of said officers; provided, however, that no officer shall execute, acknowledge or verify any instrument in more than one capacity if such instrument is required by law, the Certificate or these By-laws to be executed, acknowledged or verified by two or more officers. The Board may require any officer or agent to give security for the faithful performance of such person’s duties. The Board shall designate which of the officers shall be executive officers of the Corporation.

(b) Each officer shall be elected by the Board at its annual meeting and hold office until the next annual meeting of the Board and until the officer’s successor is elected or until the officer’s earlier death, resignation or removal in the manner hereinafter provided. If additional officers are elected by the Board during the year, each of them shall hold office until the next annual meeting of the Board at which officers are regularly elected and until the officer’s successor is elected or appointed or until the officer’s earlier death, resignation or removal in the manner hereinafter provided.

(c) In addition to the foregoing, the Chairman of the Board, by written designation filed with the Secretary, may appoint one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers, Assistant Controllers and Assistant Auditors of the Corporation. If appointed during the year, each of them shall hold office until the next annual meeting of the Board at which officers are regularly elected and until the officer’s successor is elected or appointed or until the officer’s earlier death, resignation or removal in the manner hereinafter provided. Subject to the authority of the Board, the Chairman of the Board shall also have authority to fix the salary of such officer.

SECTION 5.02. Resignation; Removal; Vacancies. Any officer may resign at any time by giving written notice to the Chairman of the Board, the President or the Secretary, and such resignation shall be effective when the notice is delivered, unless the notice specifies a later effective date. All officers and agents elected or appointed shall be subject to removal at any time by the Board with or without cause. All appointed officers may be removed at any time by the Chairman of the Board acting jointly with the President or any Executive or Senior Vice President, by written designation filed with the Secretary. A vacancy in any office may be filled for the unexpired portion of the term in the same manner as provided for election or appointment to such office.

SECTION 5.03. Chairman of the Board. The Chairman of the Board, if present, shall preside at all meetings of the stockholders and the Board. If designated by Board resolution, the Chairman of the Board shall be Chief Executive Officer of the Corporation, and if so designated, shall be vested with executive control and management of the business and affairs of the Corporation and have the direction of all other officers, agents and employees. The Chairman of the Board shall perform all such other duties as are incident to the office or as may be properly required of the Chairman of the Board by the Board, subject in all matters to the control of the Board.

SECTION 5.04. President. The President, in the absence of the Chairman of the Board, shall preside at all meetings of the stockholders and the Board. If designated by Board resolution, the President shall be Chief Executive Officer of the Corporation, and if so designated, shall be vested with executive control and management of the business and affairs of the Corporation and have the direction of all other officers, agents and employees. The President shall have such powers, authority and duties as may be delegated or assigned to the President from time to time by the Board or the Chairman of the Board.

SECTION 5.05. Vice Presidents. The Executive Vice Presidents, Senior Vice Presidents, Administrative Vice Presidents and Vice Presidents shall have such powers, authority and duties as may be delegated or assigned to them from time to time by the Board, the Chairman of the Board or the President. An Administrative Vice President or Vice President need not be an officer of the Corporation and shall not be deemed an officer of the Corporation unless designated as such by the Board, the Chairman of the Board or the President.

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SECTION 5.06. Treasurer. The Treasurer shall have custody and control of the funds and securities of the Corporation and shall perform all such other duties as are incident to the office of the Treasurer or that may be properly required of the Treasurer by the Board, the Chairman of the Board or the President.

SECTION 5.07. Controller. The Controller shall maintain adequate records of all assets, liabilities and transactions of the Corporation; shall see that adequate audits thereof are currently and regularly made; shall have general supervision of the preparation of the Corporation’s balance sheets, income accounts and other financial statements or records; and shall perform such other duties as shall, from time to time, be assigned to him, by the Board, the Chairman of the Board or the President. Unless otherwise provided by the Board, the Chairman of the Board or the President, these duties and powers shall extend to all subsidiary corporations and, so far as the Board, the Chairman of the Board or the President may deem practicable, to all affiliated corporations.

SECTION 5.08. Secretary. The Secretary shall attend to the giving and serving of all notices required by law or these By-laws, shall be the custodian of the corporate seal and shall affix and attest the same to all papers requiring it; shall have responsibility for preparing minutes of the meetings of the Board and stockholders; shall have responsibility for authenticating records of the Corporation; and shall in general perform all the duties incident to the office of the Secretary, subject in all matters to the control of the Board.

SECTION 5.09. Auditor. The Auditor shall review the accounting, financial and related operations of the Corporation and shall be responsible for measuring the effectiveness of various controls established for the Corporation. The Auditor’s duties shall include, without limitation, the appraisal of procedures, verifying the extent of compliance with formal controls and the prevention and detection of fraud or dishonesty and such other duties as shall, from time to time, be assigned to the Auditor by the Board, the Chairman of the Board or the President. Unless otherwise provided by the Board, the Chairman of the Board or the President, these duties and powers shall extend to all subsidiary corporations and, so far as the Board, the Chairman of the Board or the President may deem practicable, to all affiliated corporations.

SECTION 5.10. Assistant Treasurers, Assistant Controllers and Assistant Secretaries. Any Assistant Treasurers, Assistant Controllers and Assistant Secretaries shall perform such duties as shall be assigned to them by the Board or by the Treasurer, Controller or Secretary, respectively, or by the Chief Executive Officer.

SECTION 5.11. General Provision. The powers, authorities and duties established pursuant to this Article V may be delegated or assigned, directly or indirectly by the Board, the Chairman of the Board or the President, as the case may be.

ARTICLE VI

Indemnification

SECTION 6.01. Right to Indemnification. The Corporation, to the fullest extent permitted or required by the DGCL or other applicable law, as the same exists or may hereafter be amended (but, in the case of any such amendment and unless applicable law otherwise requires, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), shall indemnify and hold harmless any person who is or was a director or officer of the Corporation and who is or was involved in any manner (including, without limitation, as a party or a witness) or is threatened to be made so involved in any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including, without limitation, any action, suit or proceedings by or in the right of the Corporation to procure a judgment in its favor) (a “Proceeding”) by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including, without limitation, any employee benefit plan) (a “Covered Entity”) against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such Proceeding; provided, however, that the foregoing shall not apply to a director or officer of the Corporation with respect to a Proceeding that was commenced by such director or officer unless the proceeding was commenced after a Change in Control (as defined below). Any director or officer of the Corporation entitled to indemnification as provided in this Section 6.01 is hereinafter called an “Indemnitee”. Any right of an Indemnitee to indemnification shall be a contract right and shall include the right to receive payment in advance of any expenses incurred by the Indemnitee in connection with such Proceeding, consistent with the provisions of the DGCL or other applicable law, as the same exists or may hereafter be amended (but, in the case of any such amendment and unless applicable law otherwise requires, only to the extent that such amendment permits the Corporation to provide broader rights to payment of expenses than such law permitted the Corporation to provide prior to such amendment), and the other provisions of this Article VI.

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For purposes of this Section 6.01, “Change in Control” means the occurrence of any of the following: (i) any merger or consolidation of the Corporation in which the Corporation is not the continuing or surviving corporation or pursuant to which shares of the Corporation’s Common Stock would be converted into cash, securities or other property, other than a merger of the Corporation in which the holders of the Corporation’s Common Stock immediately prior to the merger have the same proportionate ownership of common stock of the surviving corporation immediately after the merger, (ii) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, the assets of the Corporation, or the liquidation or dissolution of the Corporation or (iii) individuals who would constitute a majority of the members of the Board elected at any meeting of stockholders or by written consent (without regard to any members of the Board elected pursuant to the terms of any series of Preferred Stock) shall be elected to the Board and the election or the nomination for election by the stockholders of such directors was not approved by a vote of at least two-thirds of the directors in office immediately prior to such election.

SECTION 6.02. Insurance, Contracts and Funding. The Corporation may purchase and maintain insurance to protect itself and any director, officer, employee or agent of the Corporation or of any Covered Entity against any expenses, judgments, fines and amounts paid in settlement as specified in Section 6.01 of this Article VI or incurred by any such director, officer, employee or agent in connection with any Proceeding referred to in Section 6.01 of this Article VI, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL. The Corporation may enter into contracts with any director, officer, employee or agent of the Corporation or of any Covered Entity in furtherance of the provisions of this Article VI and may create a trust fund, grant a security interest or use other means (including, without limitation, a letter of credit) to ensure the payment of such amounts as may be necessary to effect indemnification as provided or authorized in this Article VI.

SECTION 6.03. Indemnification Not Exclusive Right. The right of indemnification provided in this Article VI shall not be exclusive of any other rights to which an Indemnitee may otherwise be entitled, and the provisions of this Article VI shall inure to the benefit of the heirs and legal representatives of any Indemnitee under this Article VI and shall be applicable to Proceedings commenced or continuing after the adoption of this Article VI, whether arising from acts or omissions occurring before or after such adoption.

SECTION 6.04. Severability. If any provision or provisions of this Article VI shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Article VI (including, without limitation, all portions of any paragraph of this Article VI containing any such provision held to be invalid, illegal or unenforceable, that are not themselves invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (b) to the fullest extent possible, the provisions of this Article VI (including, without limitation, all portions of any paragraph of this Article VI containing any such provision held to be invalid, illegal or unenforceable, that are not themselves invalid, illegal or enforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

SECTION 6.05. Indemnification of Employees Serving as Directors. The Corporation, to the fullest extent of the provisions of this Article VI with respect to the indemnification of directors and officers of the Corporation, may indemnify any person who is or was an employee of the Corporation or of any entity in which the Corporation, directly or indirectly, has an interest and who is or was involved in any manner (including, without limitation, as a party or a witness) or is threatened to be made so involved in any threatened, pending or completed Proceeding by reason of the fact that such employee is or was serving (a) as a director of a corporation in which the Corporation had at the time of such service, directly or indirectly, a 50% or greater equity interest (a “Subsidiary Director”) or (b) at the written request of an Authorized Officer, as a director of another corporation in which the Corporation had at the time of such service, directly or indirectly, a less than 50% equity interest (or no equity interest at all) or in a capacity equivalent to that of a director for any partnership, joint venture, trust or other enterprise (including, without limitation, any employee benefit plan) in which the Corporation has an interest (a “Requested Employee”), against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such Subsidiary Director or Requested Employee in connection with such Proceeding. The Corporation, to the fullest extent of the provisions of this Article VI with respect to the advancement of expenses of directors and officers of the Corporation, may also advance expenses incurred by any such Subsidiary Director or Requested Employee in connection with any such Proceeding, consistent with the provisions of this Article VI with respect to the advancement of expenses of directors and officers of the Corporation.

For purposes of this Section 6.05, “Authorized Officer” means any one of the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, any Vice President that is an officer of the Corporation or the Secretary of the Corporation.

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SECTION 6.06. Indemnification of Employees and Agents. Notwithstanding any other provision or provisions of this Article VI, the Corporation, to the fullest extent of the provisions of this Article VI with respect to the indemnification of directors and officers of the Corporation, may indemnify any person other than a director or officer of the Corporation, a Subsidiary Director or a Requested Employee, who is or was an employee or agent of the Corporation or of any entity in which the Corporation, directly or indirectly, has an interest and who is or was involved in any manner (including, without limitation, as a party or a witness) or is threatened to be made so involved in any threatened, pending or completed Proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, a Covered Entity, or of any entity in which the Corporation, directly or indirectly, has an interest, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such Proceeding. The Corporation may also advance expenses incurred by such employee or agent in connection with any such Proceeding, consistent with the provisions of this Article VI with respect to the advancement of expenses of directors and officers of the Corporation.

ARTICLE VII

Capital Stock

SECTION 7.01. Certificates for Shares and Uncertificated Shares. (a) The shares of stock of the Corporation shall be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of such stock, or shall be represented by certificates, or a combination of both. To the extent that shares are represented by certificates, such certificates whenever authorized by the Board shall be in such form as shall be approved by the Board. The certificates representing shares of stock of each class shall be signed by, or in the name of, the Corporation by the Chairman of the Board, the President, or by any Vice President, and by the Secretary or any Assistant Secretary, and sealed with the seal of the Corporation, which may be a facsimile thereof. Any or all such signatures may be facsimiles if countersigned by a transfer agent or registrar. Although any officer, transfer agent or registrar whose manual or facsimile signature is affixed to such a certificate ceases to be such officer, transfer agent or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent or registrar were still such at the date of its issue.

(b) The stock ledger and blank share certificates, if any, shall be kept by the Secretary or by a transfer agent or by a registrar or by any other officer or agent designated by the Board.

SECTION 7.02. Transfer of Shares. Transfers of shares of stock of each class of the Corporation shall be made only on the books of the Corporation upon authorization by the registered holder thereof, or by such holder’s attorney thereunto authorized by a power of attorney duly executed and filed with the Secretary or a transfer agent for such stock, if any, and if such shares are represented by a certificate, upon surrender of the certificate or certificates for such shares properly endorsed or accompanied by a duly executed stock transfer power (or by proper evidence of succession, assignment or authority to transfer) and the payment of any taxes thereon; provided, however, that the Corporation shall be entitled to recognize and enforce any lawful restriction on transfer. To the fullest extent permitted by law, the person in whose name shares are registered on the books of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation.

SECTION 7.03. Registered Stockholders and Addresses of Stockholders. The Corporation shall be entitled to recognize the exclusive right of a person registered on its records as the owner of shares of stock to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments a person registered on its records as the owner of shares of stock, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares of stock on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

SECTION 7.04. Lost, Destroyed and Mutilated Certificates. The holder of any certificate representing any shares of stock of the Corporation shall immediately notify the Corporation of any loss, theft, destruction or mutilation of such certificate. The Corporation may issue to such holder a new certificate or certificates for shares, upon the surrender of the mutilated certificate or, in the case of loss, theft or destruction of the certificate, upon satisfactory proof of such loss, theft or destruction. The Board, or a committee designated thereby, or the transfer agents and registrars for the stock, may, in their discretion, require the owner of the lost, stolen or destroyed certificate, or such person’s legal representative, to give the Corporation a bond in such sum and with such surety or sureties as they may direct to indemnify the Corporation and said transfer agents and registrars against any claim that may be made on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

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SECTION 7.05. Regulations. The Board may make such additional rules and regulations as it may deem expedient concerning the issue, transfer and registration of certificated or uncertificated shares of stock of each class of the Corporation and may make such rules and take such action as it may deem expedient concerning the issue of certificates in lieu of certificates claimed to have been lost, destroyed, stolen or mutilated.

SECTION 7.06. Fixing Date for Determination of Stockholders of Record. (a) In order that the Corporation may determine the stockholders entitled to notice of any meeting of the stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which shall not be more than 60 nor less than 10 days before the date of such meeting nor more than 60 days prior to any such other action (as the case may be). If the Board so fixes a record date for a meeting, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the record date for making such determination.

(b) A determination of stockholders entitled to notice of or to vote at a meeting of the stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for stockholders entitled to vote at the adjourned meeting, and in such case shall also fix the record date for stockholders entitled to notice of such adjourned meeting. Such record date for notice shall be either the same date or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting.

SECTION 7.07. Transfer Agents and Registrars. The Board may appoint, or authorize any officer or officers to appoint, one or more transfer agents and one or more registrars.

ARTICLE VIII

Miscellaneous

SECTION 8.01. Seal. The Board shall provide a suitable corporate seal, which shall bear, but not be limited to, the full name of the Corporation and shall be in the charge of the Secretary. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

SECTION 8.02. Fiscal Year. The fiscal year of the Corporation shall begin on the first day of October in each year.

SECTION 8.03. Waiver of Notice. Whenever any notice whatsoever is required to be given by these By-laws, by the Certificate or by law, the person entitled thereto may, either before or after the meeting or other matter in respect of which such notice is to be given, waive such notice in writing or as otherwise permitted by law, which shall be filed with or entered upon the records of the meeting or the records kept with respect to such other matter, as the case may be, and in such event such notice need not be given to such person and such waiver shall be deemed equivalent to such notice. Neither the business nor the purpose of any meeting need be specified in such a waiver. Attendance at any meeting shall constitute waiver of notice other than in the case of attendance for the express purpose of objecting at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened.

SECTION 8.04. Execution of Documents. The Board shall designate the officers, employees and agents of the Corporation who shall have power to execute and deliver deeds, contracts, mortgages, bonds, debentures, notes, checks, drafts and other orders for the payment of money and other documents for and in the name of the Corporation and may authorize (including authority to redelegate) to other officers, employees or agents of the Corporation. Such delegation may be by resolution or otherwise and the authority granted shall be general or confined to specific matters, all as the Board or any such committee may determine. In the absence of such designation, the officers of the Corporation shall have such power so referred to, to the extent incident to the normal performance of their duties.

SECTION 8.05. Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation or otherwise as the Board or any committee thereof or any officer of the Corporation to whom power in respect of financial operations shall have been delegated by the Board or any such committee or in these By-laws shall select.

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SECTION 8.06. Checks. All checks, drafts and other orders for the payment of money out of the funds of the Corporation, and all notes or other evidences of indebtedness of the Corporation, shall be signed on behalf of the Corporation in such manner as shall from time to time be determined by resolution of the Board or of any committee thereof or by any officer of the Corporation to whom power in respect of financial operations shall have been delegated by the Board or any such committee thereof or as set forth in these By-laws.

SECTION 8.07. Proxies in Respect of Stock or Other Securities of Other Corporations. The Board shall designate the officers of the Corporation who shall have authority from time to time to appoint an agent or agents of the Corporation to exercise in the name and on behalf of the Corporation the powers and rights which the Corporation may have as the holder of stock or other securities in any other corporation or other entity, and to vote or consent in respect of such stock or securities; such designated officers may instruct the person or persons so appointed as to the manner of exercising such powers and rights; and such designated officers may execute or cause to be executed in the name and on behalf of the Corporation and under its corporate seal, or otherwise, such written proxies, powers of attorney or other instruments as they may deem necessary or proper in order that the Corporation may exercise its said powers and rights.

SECTION 8.08. Subject to Law and Certificate of Incorporation. All powers, duties and responsibilities provided for in these By-laws, whether or not explicitly so qualified, are qualified by the provisions of the Certificate and applicable law.

ARTICLE IX

Amendments

SECTION 9.01. These By-laws may be altered, amended or repealed, in whole or in part, or new By-laws may be adopted by the Board at any meeting thereof; provided, however, that notice of such alteration, amendment, repeal or adoption of new By-laws is contained in the notice of such meeting of the Board and such notice is given not less than twenty-four hours prior to the meeting. Unless a higher percentage is required by the Certificate, any such alteration, amendment, repeal or adoption of any By-law shall require approval by a majority of the Board. The stockholders of the Corporation shall have the power to alter, amend, repeal or adopt any By-law only to the extent and in the manner provided in the Certificate.

ARTICLE X

Forum Selection

SECTION 10.01. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or (iv) any action asserting a claim governed by the internal affairs doctrine; provided, however, that, in the event that the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware, in each such case, unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to the provisions of this Section 10.01 of Article X. Failure to enforce the foregoing provisions would cause the Corporation irreparable harm and the Corporation shall be entitled to equitable relief, including injunction and specific performance, to enforce the forgoing provisions.

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Annex IV

KENTUCKY REVISED STATUTES CHAPTER 271B.13

271B.13-010 Definitions for subtitle.

As used in this subtitle:

(1)

“Corporation” means the issuer of the shares held by a dissenter, except that in the case of a merger where the issuing corporation is not the surviving corporation, then, after consummation of the merger, “corporation” shall mean the surviving corporation.

(2)	“Dissenter” means a shareholder who is entitled to dissent from corporate action under KRS 271B.13-020 and who exercises that right when and in the manner required by KRS 271B.13-200 to 271B.13-280.

(3)

“Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. In any transaction subject to the requirements of KRS 271B.12-210 or exempted by KRS 271B.12-220(2), “fair value” shall be at least an amount required to be paid under KRS 271B.12-220(2) in order to be exempt from the requirements of KRS 271B.12-210.

(4)

“Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(5)

“Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(6)	“Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(7)	“Shareholder” means the record shareholder or the beneficial shareholder.

271B.13-020 Right to dissent.

(1)	A shareholder shall be entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

(a)	Consummation of a plan of merger to which the corporation is a party:

1.	If shareholder approval is required for the merger by KRS 271B.11-030 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

2.	If the corporation is a subsidiary that is merged with its parent under KRS 271B.11-040;

(b)	Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(c)

Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale;

(d)	Consummation of a plan of conversion of the corporation into a limited liability company or statutory trust;

(e)	An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter’s shares because it:

1.	Alters or abolishes a preferential right of the shares to a distribution or in dissolution;

2.	Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase of the shares;

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3.	Excludes or limits the right of the shares to vote on any matter other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

4.	Reduces the number of shares owned by the shareholder to a fraction of a share, if the fractional share so created is to be acquired for cash under KRS 271B.6-040;

(f)	Any transaction subject to the requirements of KRS 271B.12-210 or exempted by KRS 271B.12-220(2); or

(g)

Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(2)

A shareholder entitled to dissent and obtain payment for his shares under this chapter shall not challenge the corporate action creating his entitlement except by an application for injunctive relief prior to the consummation of the corporate action.

271B.13-030 Dissent by nominees and beneficial owners.

(1)

A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in his name only if he shall dissent with respect to all shares beneficially owned by any one (1) person and notify the corporation in writing of the name and address of each person on whose behalf he asserts dissenters’ rights. The rights of a partial dissenter under this subsection shall be determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

(2)	A beneficial shareholder may assert dissenters’ rights as to shares held on his behalf only if:

(a)	He submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(b)	He does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

271B.13-200 Notice of dissenters’ rights.

(1)

If proposed corporate action creating dissenters’ rights under KRS 271B.13-020 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this subtitle and the corporation shall undertake to provide a copy of this subtitle to any shareholder entitled to vote at the shareholders’ meeting upon request of that shareholder.

(2)

If corporate action creating dissenters’ rights under KRS 271B.13-020 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in KRS 271B.13-220.

271B.13-210 Notice of intent to demand payment.

(1)	If proposed corporate action creating dissenters’ rights under KRS 271B.13-020 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights:

(a)	Shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

(b)	Shall not vote his shares in favor of the proposed action.

(2)	A shareholder who does not satisfy the requirements of subsection (1) of this section shall not be entitled to payment for his shares under this chapter.

271B.13-220 Dissenters’ notice.

(1)

If proposed corporate action creating dissenters’ rights under KRS 271B.13-020 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of KRS 271B.13-210.

(2)

The dissenters’ notice shall be sent no later than ten (10) days after the date the proposed corporate action was authorized by the shareholders, or, if no shareholder authorization was obtained, by the board of directors, and shall:

(a)	State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

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(b)	Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(c)

Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not he acquired beneficial ownership of the shares before that date;

(d)

Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty (30), nor more than sixty (60) days after the date the notice provided in subsection (1) of this section is delivered; and

(e)	Be accompanied by a copy of this subtitle.

271B.13-230 Duty to demand payment.

(1)

A shareholder who is sent a dissenters’ notice described in KRS 271B.13-220 shall demand payment, certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenters’ notice pursuant to subsection (2)(c) of KRS 271B.13-220, and deposit his certificates in accordance with the terms of the notice.

(2)

The shareholder who demands payment and deposits his share certificates under subsection (1) of this section shall retain all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

(3)

A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters’ notice, shall not be entitled to payment for his shares under this subtitle.

271B.13-240 Share restrictions.

(1)

The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under KRS 271B.13-260.

(2)

The person for whom dissenters’ rights are asserted as to uncertificated shares shall retain all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

271B.13-250 Payment.

(1)

Except as provided in KRS 271B.13-270, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with KRS 271B.13-230 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

(2)	The payment shall be accompanied by:

(a)

The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(b)	A statement of the corporation’s estimate of the fair value of the shares;

(c)	An explanation of how the interest was calculated; and

(d)	A statement of the dissenter’s right to demand payment under KRS 271B.13- 280.

271B.13-260 Failure to take action.

(1)

If the corporation does not take the proposed action within sixty (60) days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(2)

If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it shall send a new dissenters’ notice under KRS 271B.13-220 and repeat the payment demand procedure.

271B.13-270 After-acquired shares.

(1)

A corporation may elect to withhold payment required by KRS 271B.13-250 from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

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(2)

To the extent the corporation elects to withhold payment under subsection (1) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under KRS 271B.13-280.

271B.13-280 Procedure if shareholder dissatisfied with payment or offer.

(1)

A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate (less any payment under KRS 271B.13-250), or reject the corporation’s offer under KRS 271B.13-270 and demand payment of the fair value of his shares and interest due, if:

(a)	The dissenter believes that the amount paid under KRS 271B.13-250 or offered under KRS 271B.13-270 is less than the fair value of his shares or that the interest due is incorrectly calculated;

(b)	The corporation fails to make payment under KRS 271B.13-250 within sixty (60) days after the date set for demanding payment; or

(c)

The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty (60) days after the date set for demanding payment.

(2)

A dissenter waives his right to demand payment under this section unless he shall notify the corporation of his demand in writing under subsection (1) of this section within thirty (30) days after the corporation made or offered payment for his shares.

271B.13-300 Court action.

(1)

If a demand for payment under KRS 271B.13-280 remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty (60) day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2)

The corporation shall commence the proceeding in the Circuit Court of the county where a corporation’s principal office (or, if none in this state, its registered office) is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(3)

The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(4)

The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section shall be plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters shall be entitled to the same discovery rights as parties in other civil proceedings.

(5)	Each dissenter made a party to the proceeding shall be entitled to judgment:

(a)	For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation; or

(b)	For the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under KRS 271B.13-270.

271B.13-310 Court costs and counsel fees.

(1)

The court in an appraisal proceeding commenced under KRS 271B.13-300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under KRS 271B.13-280.

Annex IV-4

(2)	The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a)	Against the corporation and in favor of any or all dissenters, if the court finds the corporation did not substantially comply with the requirements of KRS 271B.13-200 to 271B.13-280; or

(b)

Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this subtitle.

(3)

If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

Annex IV-5

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

A. Indemnification

The DGCL provides that a corporation may indemnify any individual made, or threatened to be made, a party to any type of proceeding because he or she is or was an officer, director, employee or agent of the corporation, or was serving at the request of the corporation as an officer, director, employee or agent of another corporation or entity, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or, in the case of a criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful. In the case of an action brought by or in the right of the corporation, known as a derivative action, indemnification will be denied if the individual is liable to the corporation, unless otherwise determined by a court.

A corporation must indemnify a present or former director or officer who successfully defends himself or herself in a proceeding to which he or she was a party because he or she was a director or officer of the corporation against expenses actually and reasonably incurred by him or her. Expenses incurred by an officer or director, or any employees or agents as deemed appropriate by the board of directors, in defending civil or criminal proceedings may be paid by the corporation in advance of the final disposition of such proceedings upon receipt of an undertaking to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified.

In general, Ashland Global’s Certificate permits, and Ashland Global’s By-laws require, such indemnification with respect to directors and officers, to the fullest extent permitted under Delaware or other applicable law. Ashland Global is required by its By-laws to advance expenses that will be incurred by a Covered Person in connection with any such Proceeding.

B. Limitations on Directors’ Liability

The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except that such provision may not limit the liability of a director for (i) any breach of the director’s duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) unlawful payment of dividends or stock purchases or redemptions or (iv) any transaction from which the director derived an improper personal benefit.

Ashland Global’s Certificate provides that, to the fullest extent that the DGCL or any other law of the State of Delaware permits the limitation or elimination of the liability of directors, no director of Ashland Global shall be liable to Ashland Global or its shareholders for monetary damages for breach of fiduciary duty as a director.

C. Contracts

Prior to the consummation of the Reorganization, Ashland Global will enter into indemnification agreements with each of its directors that require indemnification to the fullest extent permitted by law (as described above), subject to certain exceptions and limitations.

D. Insurance

Section 145 of the DGCL permits a corporation to purchase and maintain insurance on behalf of directors, officers, employees or agents of the corporation, who are or were serving in that capacity, against liability asserted against or incurred in that capacity or arising from that status, whether or not the corporation would have power to indemnify against the same liability.

Ashland Global has purchased insurance which insures (subject to certain terms and conditions, exclusions and deductibles) Ashland Global against certain costs that it might be required to pay by way of indemnification to directors or officers under the Ashland Global Organizational Documents, indemnification agreements or otherwise, and protects individual directors and officers from certain losses for which they might not be indemnified by Ashland Global. In addition, Ashland Global has purchased insurance that provides liability coverage (subject to certain terms and conditions, exclusion and deductibles) for amounts that Ashland Global or the fiduciaries under their employee benefit plans, which may include its respective directors, officers and employees, might be required to pay as a result of a breach of fiduciary duty.

Item 21. Exhibits

The following exhibits are filed herewith or incorporated by reference.

Exhibit Number	Document

2.1*	Agreement and Plan of Merger, dated as of May 31, 2016, by and among Ashland Inc., Ashland Global Holdings Inc. and Ashland Merger Sub Corp. (included as Annex I to the proxy statement/prospectus that is part of this Registration Statement)

3.1*	Form of Amended and Restated Certificate of Incorporation of Ashland Global Holdings Inc. (included as Annex II to the proxy statement/prospectus that is part of this Registration Statement)

3.2*	Form of Amended and Restated By-laws of Ashland Global Holdings Inc. (included as Annex III to the proxy statement/prospectus that is part of this Registration Statement)

5.1*	Opinion of Cravath, Swaine & Moore LLP as to legality of the securities being issued

8.1**	Opinion of Cravath, Swaine & Moore LLP as to certain U.S. federal income tax matters

23.1*	Consent of Ernst & Young LLP

23.2*	Consent of PricewaterhouseCoopers LLP

23.3*	Consent of Hamilton, Rabinovitz & Associates, Inc.

23.4*	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 5.1)

23.5**	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 8.1)

24.1†	Power of Attorney

99.1†	Form of Proxy Card

99.2†	Consents of persons named as about to become a director of the registrant

99.3*	Consent of person named as about to become a director of the registrant

*	Filed herewith.
**	To be filed by amendment.
†	Previously filed.

Item 22. Undertakings

The undersigned Registrant hereby undertakes:

(a)

That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)

To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(c)

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(d)

That every prospectus: (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)

To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f)

To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(g)

Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized.

ASHLAND GLOBAL HOLDINGS INC.

By:	/s/ Peter J. Ganz
Peter J. Ganz
Senior Vice President, General Counsel and Secretary, Chief Compliance Officer
Date: July 25, 2016

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons, in the capacities indicated, on July 25, 2016.

Signature	Capacity

* William A. Wulfsohn	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)

* J. Kevin Willis	Senior Vice President and Chief Financial Officer and Director (Principal Financial Officer)

* J. William Heitman	Vice President and Controller (Principal Accounting Officer)

/s/ Peter J. Ganz Peter J. Ganz	Director

*By:	/s/ Peter J. Ganz
Peter J. Ganz Attorney-in-Fact

Date: July 25, 2016

Index to Exhibits

Exhibit Number	Document

2.1*	Agreement and Plan of Merger, dated as of May 31, 2016, by and among Ashland Inc., Ashland Global Holdings Inc. and Ashland Merger Sub Corp. (included as Annex I to the proxy statement/prospectus that is part of this Registration Statement)

3.1*	Form of Amended and Restated Certificate of Incorporation of Ashland Global Holdings Inc. (included as Annex II to the proxy statement/prospectus that is part of this Registration Statement)

3.2*	Form of Amended and Restated By-laws of Ashland Global Holdings Inc. (included as Annex III to the proxy statement/prospectus that is part of this Registration Statement)

5.1*	Opinion of Cravath, Swaine & Moore LLP as to legality of the securities being issued

8.1**	Opinion of Cravath, Swaine & Moore LLP as to certain U.S. federal income tax matters

23.1*	Consent of Ernst & Young LLP

23.2*	Consent of PricewaterhouseCoopers LLP

23.3*	Consent of Hamilton, Rabinovitz & Associates, Inc.

23.4*	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 5.1)

23.5**	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 8.1)

24.1†	Power of Attorney

99.1†	Form of Proxy Card

99.2†	Consents of persons named as about to become a director of the registrant

99.3*	Consent of person named as about to become a director of the registrant

*	Filed herewith.
**	To be filed by amendment.
†	Previously filed.